CHEUNG KONG (HOLDINGS) LIMITED 長江實業(集團)有限公司

BY COURIER

[redacted]

03037612

03 NOV 24 AM 7:21

21st November, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street,
Washington, DC 20549,
United States of America.

Attn: International Corporate Finance

Dear Sirs,

SUPPL

Cheung Kong (Holdings) Limited Rule 12g3-2(b)
Exemption File No. 4138

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Cheung Kong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at Cheung Kong (Holdings) Limited, 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, Telephone: (852) 2122-2033 and Facsimile: (852) 2128-8001 if you have any questions.

Thank you for your attention to this matter.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours faithfully,

Eirene Yeung
Corporate Business Counsel
& Company Secretary

Encls.

(A:/) Securities and Exchange Commission/mc/erica

File No. 4138
Annex A to letter to the SEC
Dated 21st November, 2003
of Cheung Kong (Holdings) Limited

Documents checked below are being furnished to the SEC to supplement information with respect to the Company's request for exemption under Rule 12g3-2(b), has been granted under Exemption No. 4138.

Description of Documents

1. Document: Press Announcement of The Chairman's Statement for 2002 and Notice of Annual General Meeting ("AGM")
   Date: 20th March, 2003
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

2. Document: Annual Report 2002
   Date: 20th March, 2003
   Source of requirement: HKSE Listing Rules/HK Companies Ordinance

3. Document: Circular on Proposed General Mandate to Issue New Shares and Repurchase Shares
   Date: 2nd April, 2003
   Source of requirement: HKSE Listing Rules

4. Document: Press Announcement on Proposed Disposal of Shopping Malls and Proposed Listing of Fortune REIT on The Singapore Stock Exchange
   Date: 7th July, 2003
   Source of requirement: HKSE Listing Rules

5. Document: Press Announcement on Completion of Disposal of Shopping Malls – Listing of Fortune REIT on The Singapore Stock Exchange
   Date: 12th August, 2003
   Source of requirement: HKSE Listing Rules

6. Document: Press Announcement of Interim Report 2003
   Date: 21st August, 2003
   Source of requirement: HKSE Listing Rules

7. Document: Interim Report 2003
   Date: 21st August, 2003
   Source of requirement: HKSE Listing Rules

8. Document: Programme Prospectus of the HK$10,000,000,000 Retail Note Issuance Programme for the Issue of Notes by Cheung Kong Bond Finance Limited unconditionally and irrevocably guaranteed as to payment of interest and principal by the Company
   Date: 14th October, 2003
   Source of requirement: HK Companies Ordinance/Securities and Futures Ordinance

..../2

prn

File No. 4138
Annex A to letter to the SEC
Dated 21st November, 2003
of Cheung Kong (Holdings) Limited

9.	Document:	Issue Prospectus of the HK$10,000,000,000 Retail Note Issuance Programme for the Issue of Notes by Cheung Kong Bond Finance Limited unconditionally and irrevocably guaranteed as to payment of interest and principal by the Company
	Date:	14th October, 2003
	Source of requirement:	HK Companies Ordinance/Securities and Futures Ordinance

- END -

File# 4138 (2003)/mc/erica

PROPERTY RENTAL

Turnover of property rental for the year was HK$806 million (2001 - HK$746 million), an increase of HK$60 million when compared to last year mainly as a result of accounting for the turnover of Kingswood Ginza, previously owned by a jointly controlled entity which became a subsidiary during the year. Three major investment properties of the Group, namely The Center, Kingswood Ginza and Ma On Shan Plaza, accounted for approximately 57% of the turnover of property rental for the year and the average occupancy rate during the year for the three investment properties was above 80% despite a gloomy local economy.

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$816 million (2001 - HK$681 million), an increase of HK$135 million when compared to last year. During the year, the Group expanded the investment property portfolio by acquiring a further 25% interest in the office towers and shopping arcade of The Metropolis at Hung Hom, a further 25% interest in certain commercial units of City One at Sha Tin and Waldorf Garden at Tuen Mun, and a further 50% interest in The Household Center at Kwai Chung. Contribution from property rental will continue to grow in 2003.

Due to a decline in commercial property prices in Hong Kong during the year, the Group's investment property portfolio recorded an investment property revaluation deficit of HK$825 million based on professional valuation at the year end date.

HOTELS AND SERVICED SUITES

Turnover of hotels and serviced suites for the year was HK$391 million (2001 - HK$269 million), an increase of HK$122 million when compared to last year mainly as a result of accounting for the turnover of Harbour Plaza Resort City, previously owned by a jointly controlled entity which became a subsidiary during the year.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$52 million (2001 - HK$52 million), the same as last year. During the year, the Sheraton Shenyang Lido Hotel in the Mainland had its soft opening and the development of Horizon Suite Hotel in Hong Kong was completed for operation. The Group also acquired a further 25% interest in the Harbour Plaza Metropolis at Hung Hom which commenced operations in the second half of 2002 and achieved a satisfactory occupancy rate. These hotels were in their first year of operation and their results will improve in the coming years.

The outlook for the tourism industry in Hong Kong is encouraging and the contribution from hotels and serviced suites for 2003 should improve.

PROPERTY AND PROJECT MANAGEMENT

Turnover of property and project management for the year was HK$287 million (2001 - HK$259 million), an increase of HK$28 million when compared to last year. Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$80 million (2001 - HK$69 million), an increase of HK$11 million when compared to last year.

While the contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. At the year end date, total floor area under the Group's property management was approximately 64 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the coming years.

MAJOR ASSOCIATES

The associated Hutchison Whampoa Group recorded consolidated profit after tax for the year of HK$14,288 million (2001 (restated) - HK$11,980 million). The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core businesses continuing to perform well in a very competitive world economic environment.

In July 2002, CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited through a placing and public offer of new shares. As a result, the Group recognised a profit of HK$1,001 million on the spin-off of CK Life Sciences. After the spin-off, the Group holds approximately 44% of the issued share capital of CK Life Sciences and CK Life Sciences becomes an associate of the Group.

FINANCIAL REVIEW

LIQUIDITY AND FINANCING

During the year, the Group issued notes in the total amount of HK$1,460 million with three to five year terms and redeemed notes in the amount of HK$1,250 million due February this year. At the year end date, outstanding bonds and notes issued by the Group amounted to HK$9.1 billion.

Together with bank loans of HK$12.8 billion, the Group's total borrowings at the year end date were HK$21.9 billion, a decrease of HK$2.5 billion from last year end date, and the maturity profile spread over a period of eight years with HK$2.6 billion repayable within one year, HK$17.1 billion within two to five years and HK$2.2 billion within six to eight years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$2.2 billion) over shareholders' funds, at 11.5% (2001 - 13.8%) at the year end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

TREASURY POLICIES

The Group maintains a conservative approach on foreign exchange exposure management. At the year end date, approximately 94% of the Group's borrowings was in HK$, with the balance in US$, SGD and RMB mainly for the purpose of financing projects outside Hong Kong. While the Group derives its revenue and maintains cash balances mainly in HK$, it ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of exposure to interest rate and exchange rate fluctuations.

CHARGES ON ASSETS

At the year end date, certain assets of the Group with aggregate carrying value of HK$852 million (2001 - HK$1,133 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

CONTINGENT LIABILITIES

At the year end date, the Group's contingent liabilities were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to HK$4,582 million;

Notes:

(1) Turnover of the Group by operating activities for the year are as follows:

	2002 HK$ Million	2001 HK$ Million
Property sales	961	4,386
Property rental	806	746
Hotels and serviced suites	391	269
Property and project management	287	259
Group turnover	2,445	5,660
Share of property sales of jointly controlled entities	6,677	1,826
Turnover	9,122	7,486

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

During the year, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 9% and 1% of the turnover respectively.

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities and unlisted associates		Total	
	2002 HK$ Million	2001 HK$ Million	2002 HK$ Million	2001 HK$ Million	2002 HK$ Million	2001 HK$ Million
Property sales	209	1,410	426	486	635	1,896
Property rental	618	581	198	100	816	681
Hotels and serviced suites	49	57	3	(5)	52	52
Property and project management	81	80	(1)	(11)	80	69
	957	2,128	626	570	1,583	2,698
Investment and finance					895	1,086
Interest expenses					(650)	(776)
Provision for property projects					-	(1,500)
Revaluation deficit of investment properties					(825)	-
Profit on spin-off of subsidiaries					1,001	-
Others					(151)	(92)
Taxation (excluding share of taxation of listed associates)					(150)	(187)
Minority interests					52	22
Share of net results of listed associates						
Hutchison Whampoa Limited					7,138	5,986
CK Life Sciences Int'l., (Holdings) Inc.					(17)	-
Profit attributable to shareholders					8,876	7,237

(2) The share of results of associates in 2002 included the Group's share of profit of HK$564 million arising from disposal of equity interests in certain ports by Hutchison Whampoa Limited.

The share of results of associates in 2001 included the Group's share of profit of HK$14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of HK$14,876 million made by Hutchison Whampoa Limited.

(3) Profit before taxation is arrived at after charging/(crediting):

	2002 HK$ Million	2001 HK$ Million
Interest expenses	900	1,262
Less: Interest capitalised	(250)	(486)
	650	776
Costs of properties sold	767	2,579
Depreciation	104	60
Net realised and unrealised holding gains on other investments	(78)	(187)

(4) Hong Kong profits tax has been provided for at the rate of 16% (2001 - 16%) on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

	2002 HK$ Million	2001 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	45	123
Overseas tax	2	1
Deferred tax	-	(9)
Jointly controlled entities		
Hong Kong profits tax	70	18
Overseas tax	24	41

Associates

position to develop into a global life sciences company.

Various new tech and high tech projects of the Group, such as e-commerce, Internet access services and information-related businesses, are progressing well and they are poised to contribute their potential for generating good returns. The Group will continue to invest selectively in new tech projects which have the potential for long term profitability and value creation, strengthening further its established position in this knowledge-based era.

Pursue Diversification to Create Better Value

To create shareholder value by diversification and globalisation continues to be a shared vision among companies within the Cheung Kong Group. All the businesses of Hutchison Whampoa Limited ("Hutchison Whampoa") have performed well during the year. 3G telecommunications services, a focal point of market attention, were formally launched in Europe this March and the initial market response has been good. The expenditure for the 3G operations has been strictly controlled and is well within the budget. As about 100% of the license costs and approximately 70% of the capital expenditure required for starting up the 3G business will have been incurred by the end of 2003, no significant further expense is expected after 2003 and the total costs will be lower than expected. Good progress has been recorded for all other core businesses of Hutchison Whampoa with positive cash flow and ample liquidity. Its strong financial strength and cash-rich position will enable Hutchison Whampoa to pursue its global initiatives, with quality assets and businesses continuing to expand around the world. As most of its operations continue to grow steadily and become increasingly mature, Hutchison Whampoa is poised to enter a new harvesting stage in its overall development.

Guided by the globalisation initiatives, Cheung Kong Infrastructure Holdings Limited ("CKI") actively expanded its quality businesses worldwide during the year. Given its sound financial position, and reputation and experience earned in developing and operating international infrastructure projects, CKI is in a unique position to venture to new heights in the global infrastructure market. Hongkong Electric Holdings Limited ("Hongkong Electric") maintained a steady growth in profit performance for last year, while those investments it made with CKI in Australia continued to perform well. Hongkong Electric plans to continue to invest in countries and in segments of the market that offer acceptable risk levels and sound margins.

Enhance Financial Prudence and Corporate Governance

In the rapidly changing environment of a global and knowledge-based economy, it is imperative for the top management to develop a macro global perspective. Management must also understand their own organisation as well as those of the others, and be innovative and decisive in order to stay ahead in the competitive race.

The Group's well-established structure and effective policies in the management of finance, organisation and human resources have been the cornerstone of its continuing growth. It has overcome challenges and seized opportunities under varying market conditions over the years. This is attributable to the Group's financial prudence that ensures its solid financials, and its corporate culture integrating a western-style management system with Chinese philosophical thinking that provides the Group with greater stability, flexibility and vitality. As part of the Group's commitment to protect the shareholders' interest, all decisions are made to enhance shareholder value, and in compliance with high standards of corporate governance practices.

Capture New Opportunities for Further Growth

The global economy is expected to continue to be volatile, given the slowing economy in the United States, and the military situation in the Middle East. While Hong Kong will still face significant economic uncertainties in the near future, we expect that the global economy will be able to stabilise in the long run, and we are confident about the long term economic prospects for Hong Kong. The Mainland is known to be a nation with the largest population and the greatest potential for economic growth, as evidenced by its continuous annual growth rate of 7% or above. The Mainland's manufacturing industry is particularly competitive in the global market. Its robust growth is set to boost demand for the finance and service industries, leading to many opportunities for Hong Kong.

As a trading platform between the Mainland and foreign countries, Hong Kong boasts many advantages and some of its major industries remain uniquely competitive. The SAR Government's policy to forge a closer economic partnership with the Pearl River Delta will provide development opportunities for most industries in Hong Kong. Hong Kong people should be able to turn the present challenges into opportunities and ultimately revitalise the local economy, provided that they remain confident, maintain an enterprising spirit and are optimistic about Hong Kong's long term future.

The Cheung Kong Group will continue with its policy to pursue quality investments in Hong Kong, and further enhance its global presence and competitiveness underpinned by the strategic investments made by Hutchison Whampoa in 41 countries around the world. It will further expand its quality businesses with new investments both locally and globally. We are fully confident about the future of the Group, and see promising prospects for its overall growth. All our core businesses and new operations will continue to grow steadily, and investments outside of Hong Kong will expand more rapidly, providing an even stronger foundation for the Group to excel and thrive.

Forge Ahead with Our Dedicated Talents

Our excellent management team and diligent employees worldwide are a significant asset of the Group and a major force supporting its solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

Hong Kong, 20th March, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

MAJOR BUSINESS ACTIVITIES

The following are important events that took place during 2002:

1. Developments completed during 2002:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Caribbean Coast Monterey Cove	Tung Chung Town Lot No. 5	121,400	Joint Venture
Towers 1 and 2	Inland Lot No. 8897		
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
A site at Shek Kong, Kam Tin	Lot No. 815 in D.D. 110	10,320	100%
A site at Tsing Yi	Tsing Yi Town Lot No. 140	155,200	30%
Oriental Plaza Phase IV Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District, Beijing	47,000	33.3775%
Dynasty Garden	Baoan, Shenzhen	68,700	50%
Jiangbei	Chongqing	34,590	50%
Laguna Verona Phase B Stages 3 to 6	Dongguan	63,450	47%
Le Parc (Huangpu Yayuan) Phases 3 and 4	Futian, Shenzhen	191,790	50%
Panyu Dashi	Guangzhou	114,680	50%
Regency Park	Pudong Huamu, Shanghai	69,080	31%
Seasons Villas Phases 4A, 6, 6A & 6B	Pudong Huamu, Shanghai	22,670	50%
The Summit and The Center	Xuhui, Shanghai	148,650	50%
Costa del Sol	Bayshore Road, Singapore	138,950	76%
Albion Riverside	London, the United Kingdom	36,680	45%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) In May 2002, a modification letter was executed by an associated company in which the Group has a 30% interest with the Government in relation to the lease modification of Tsing Yi Town Lot No. 140, Tsing Yi for construction of serviced apartments and a hotel. The site area is approximately 24,900 sq. m. and the total developable gross floor area is about 155,200 sq. m.

(2) In May 2002, an associated company in which the Group has a 50% interest was awarded the tender for the hotel, shopping arcade and office towers of The Metropolis at Hung Hom. The hotel has commenced operations in June 2002.

(3) In June 2002, the Group executed the land grant with the Government in respect of Kwai Chung Town Lot No. 467, 29-51 Wo Yi Hop Road, Kwai Chung. The site has an area of approximately 7,800 sq. m. and is planned for a composite development of serviced apartments and hotel which comprises a total developable gross floor area of about 74,300 sq. m.

(4) In June 2002, the Group entered into a sale and purchase agreement for the acquisition of a 25% interest in each of two property holding companies which hold certain commercial units and car parking spaces at City One Shatin, Sha Tin and Waldorf Garden, Tuen Mun respectively. These commercial units and car parking spaces are currently for lease.

(5) In July 2002, a 98.47% owned subsidiary of the Group executed the land grant with the Government in respect of Tin Shui Wai Town Lot No. 24, Tin Shui Wai, Yuen Long. With an area of approximately 32,800 sq. m., the site is designated for a mainly residential development with a total developable gross floor area of about 168,200 sq. m.

(6) In July 2002, the spin-off and separate listing of the shares of the Group's subsidiary CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was successfully completed. The shares of CK Life Sciences were listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited on 16th July, 2002 and CK Life Sciences has become the largest listed company on the GEM Board in terms of market capitalisation.

(7) In November 2002, a 80% owned subsidiary of the Group entered into a development agreement with MTR Corporation Limited for a development at Tiu Keng Leng Station along the Tseung Kwan O Line. With an area of approximately 32,300 sq. m., the site is designated for a residential and commercial development estimated to have a total developable gross floor area of about 253,700 sq. m. Phase 1 of the project comprises an estimated developable gross floor area of about 123,400 sq. m. and is scheduled for completion in 2005. The remaining portion comprising an estimated developable gross floor area of about 130,300 sq. m. is under planning.

(8) In December 2002, a wholly owned subsidiary of the Group acquired The Household Center and certain car parking spaces at Nob Hill, Lai King Hill Road, Kwai Chung, which are currently for lease.

(9) Lease modification for the agricultural land in D.D. 109 and D.D. 110, Yuen Long is in progress. The site has a total area of about 46,900 sq. m. and is planned for residential purposes.

(10) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(11) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

PROPERTY SALES

Turnover of property sales for the year, including share of property sales of jointly controlled entities, was HK$7,638 million (2001 - HK$6,212 million), an increase of HK$1,426 million when compared to last year, and comprised mainly the sale of residential units at Laguna Verde, Harbourfront Landmark, Nob Hill, The Victoria Towers, Queen's Terrace, Monterey Cove of Caribbean Coast in Hong Kong and Le Parc Phase 2 in the Mainland. Nob Hill, The Victoria Towers, Queen's Terrace, Monterey Cove of Caribbean Coast and Le Parc Phase 2 were completed during the year and over 85% of the residential units were sold before the year end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$635 million (2001 - HK$1,896 million), a decrease of HK$1,261 million when compared to last year. While property sales at Laguna Verde, Nob Hill, The Victoria Towers and Le Parc Phase 2 contributed to group profit for the year, the overall results from property sales were affected by lack of contribution from Harbourfront Landmark, Queen's Terrace and Caribbean Coast.

Contribution from property sales for 2003 will come from the sale of residential units at Banyan Garden Phase 1, One Beacon Hill and Vianni Cove in Hong Kong and certain projects in the Mainland, Singapore and the United Kingdom, all of which will be completed in 2003. During the year, residential units at Banyan Garden and various other projects were offered for presale. Responses have been satisfactory and over 90% of the residential units at Banyan Garden Phase 1 have been presold up to the year end date.

03 NOV 24 AM 7:21

CHEUNG KONG (HOLDINGS) LIMITED

THE CHAIRMAN'S STATEMENT FOR 2002

HIGHLIGHTS

	2002	2001 (Restated)	Change
	HK$ Million	HK$ Million	
Profit before share of results of Hutchison Whampoa Group	1,738	1,251	+39%
Share of profit of Hutchison Whampoa Group	7,138	5,986	+19%
Profit attributable to shareholders	8,876	7,237	+23%
Earnings per share	HK$3.83	HK$3.12	+23%
Dividends per share	HK$1.60	HK$1.60	0%

- The Group enhances its advantages by actively extending its quality property portfolio and markets.
- Hutchison Whampoa successfully commences 3G services, a new driver for its continuing growth.
- CK Life Sciences grows rapidly and reported an operating profit in the fourth quarter of 2002, earlier than the industry norm.
- The Cheung Kong Group creates better value for shareholders by strengthening further its global presence and competitiveness.

EXCELLING WITH GLOBAL VISIONS AND ADVANTAGES

PROFIT FOR THE YEAR

The Group's audited consolidated profit attributable to shareholders for the year ended 31st December, 2002 amounted to HK$8,876 million (2001 (restated) - HK$7,237 million). Earnings per share were HK$3.83 (2001 (restated) - HK$3.12).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.22 per share in respect of 2002, to shareholders whose names appear on the Register of Members of the Company on 22nd May, 2003. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.60 per share for the year (2001 - HK$1.60 per share). The proposed dividend will be paid on 27th May, 2003 following approval at the Annual General Meeting.

PROSPECTS

The transformation process required within Hong Kong has continued during 2002, accompanied by the inexorable march of globalisation. This enabled the overall economy to develop on a healthier track, while competition in all business sectors has intensified. The key to success in this highly competitive environment lies in the global vision and unique competitive edge of a company. The Group has continued its solid growth both locally and globally by capitalising on its unique and distinct advantages. Its philosophy of expansion embracing prudent and innovative investment, combined with its strong financial strength, have ensured the competitiveness of all of the Group's operations, and enabled it to seize new growth opportunities in this fast-paced business world.

Explore New Dimensions with Prudence

Property Business

While the local property market continued to consolidate, the Group successfully launched a number of quality projects that met market trends and customer needs during the year. Sales of these projects were encouraging and exceeded the original target. Different kinds of unsatisfied needs for housing continued to be a fundamental supporting element of the Hong Kong property market, while the SAR Government's recent package to reduce the supply of land and different types of properties should stabilise flat prices. The property market should be able to exhibit a healthier development in the long run. The Group will continue to invest actively in the local property market with cautious optimism.

The Group's rental portfolio has continued to increase significantly in Hong Kong and the Mainland, following active efforts to strengthen the rental property business in recent years. In addition to a multitude of quality hotels, shopping arcades and office towers, the Group has also added all-suite hotels to its rental portfolio. These diversified investment properties with good potential for returns will generate a steady stream of rental revenue, boosting the Group's medium and long term capacity for earnings growth. Revenue from property rental is expected to rise significantly in 2003, following the completion and opening of various quality rental properties.

The Group's property portfolio outside of Hong Kong, including the United Kingdom, Singapore and the Mainland, has continued to expand. The recent promising growth of the Mainland's property market reflects the huge potential to be tapped. The Group will continue to position itself in most major cities in the Mainland to capture opportunities and expand its market riding on this favourable trend.

New Tech Businesses

Following its successful listing in July 2002, CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") reported an operating profit in the fourth quarter of 2002, earlier than the industry norm, and made visible progress in areas of research and development, and market expansion. The eco-fertiliser NutriSmart™ recorded multiple sales growth following its successful production and continuing expansion in distribution. Research on nutraceutical and pharmaceutical products showed better-than-expected results, and is expected to make significant strides between 2003 and 2004. The prospects for CK Life Sciences are promising. Its strong scientific base and robust financials will put CK Life Sciences in an enviable position to develop into a global life sciences company.

Various new tech and high tech projects of the Group, such as e-commerce, Internet access services and information-related businesses, are progressing well and they are poised to contribute their potential for generating good returns. The Group will continue to invest selectively in new tech projects which have the potential for long term profitability and value creation, strengthening further its established position in this knowledge-based era.

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Horizon Suite Hotel	Sha Tin Town Lot No. 461	56,000	51%
The Metropolis Residence	Kowloon Inland Lot No. 11077	35,030	Joint Venture
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
Queen's Terrace Tower 3	The Remaining Portion of Inland Lot No. 8897	17,840	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District, Beijing	83,000	33.3775%
Royal Garden Block 1, Phase 1A	San Fang Qi Xiang, Fuzhou	26,600	89%
Sheraton Shenyang Lido Hotel	Shenyang	82,000	99%
Horizon Cove Phases 1 and 2	Zhuhai	119,100	50%
Laguna Verona Phase B Stages 1 and 2	Dongguan	19,400	47%
Le Parc (Huangpu Yayuan) Phase 2	Futian, Shenzhen	104,900	50%
Pacific Plaza Phase 2	Qingdao	24,200	15%
Seasons Villas Phase 5	Pudong Huamu, Shanghai	14,600	50%
Belgravia Place	London, the United Kingdom	2,130	42.5%

2. Developments in Progress and Scheduled for Completion in 2003:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Banyan Garden Phase 1	New Kowloon Inland Lot No. 6320	72,720	Joint Venture
Hampton Place	Kowloon Inland Lot No. 11107	52,070	100%
One Beacon Hill	New Kowloon Inland Lot No. 6277	72,480	100%
Princeton Tower	The Remaining Portions of Inland Lots Nos. 3999-4005	9,060	100%
Queen's Terrace Towers 1 and 2	The Remaining Portion of Inland Lot No. 8897	43,130	Joint Venture
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
A site at Shek Kong,	Lot No. 815 in D.D. 110	10,320	100%

At the year end date, the Group's contingent liabilities were as follows:

(a) share of contingent liabilities of *jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint* venture in the next 47 years amounted to HK$4,582 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$3,007 million (2001 - HK$2,666 million) and HK$25 million (2001 - HK$58 million) respectively;

(c) guarantee provided for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity *amounted to* HK$100 *million* (2001 - HK$100 million).

EMPLOYEES

At the year end date, the Group employed approximately 5,900 employees for its principal businesses. Such employees' cost (excluding directors' emoluments) amounted to approximately HK$1,037 million for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the year ended 31st December, 2002 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

Consolidated Profit And Loss Account
For the year ended 31st December, 2002

	2002 HK$ Million	2001 (Restated) HK$ Million
Turnover	[illegible]	7,486
Group turnover	[illegible]	5,660
Investment and other income	[illegible]	1,368
Operating costs		
Property and related costs	(993)	(2,927)
Salaries and related expenses	(698)	(684)
Interest expenses	(650)	(776)
Other expenses	(311)	(341)
	(2,652)	(4,728)
Share of results of jointly controlled entities	606	587
Provision for property projects		(1,500)
Revaluation deficit of investment properties	(825)	-
Profit on spin-off of subsidiaries	1,001	-
Operating profit	1,822	1,387
Share of results of associates	8,340	7,023
Profit before taxation	10,162	8,410
Taxation	(1,338)	(1,195)
Profit after taxation	8,824	7,215
Minority interests	52	22
Profit attributable to shareholders	8,876	7,237
Dividends		
Interim dividend paid	880	880
Final dividend proposed	2,826	2,826
	3,706	3,706
Earnings per share	HK$3.83	HK$3.12
Dividends per share		
Interim dividend	HK$0.38	HK$0.38
Final dividend	HK$1.22	HK$1.22

Jointly controlled entities		
Hong Kong profits tax	70	18
Overseas tax	24	41
Associates		
Hong Kong profits tax	453	392
Overseas tax	744	629
	1,338	1,195

(5) The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2001 - 2,316,164,338 shares) in issue during the year.

(6) The Group's results for the year ended 31st December, 2001 have been restated to reflect the Group's share of a prior year adjustment of Hutchison Whampoa Limited as a result of its share of a prior year adjustment of its associate, Husky Energy Inc., which has adopted the recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. As a result, the profit attributable to shareholders for the year ended 31st December, 2001 was reduced by HK$54 million and retained profits at 1st January, 2001 and 2002 were reduced by HK$44 million and HK$98 million respectively.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 22nd May, 2003 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(2) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 5(1) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5(2) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 20th March, 2003

Notes:

a. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy to attend and on a poll, vote in his stead. A proxy need not be a member of the Company.

b. The Register of Members will be closed from Thursday, 15th May, 2003 to Thursday, 22nd May, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 14th May, 2003.

c. Concerning Ordinary Resolution No. 5(1) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

d. Concerning Ordinary Resolution No. 5(2) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a circular to be enclosed with the Annual Report 2002.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cheung Kong (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEUNG KONG (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG UNDER THE COMPANIES ORDINANCE)

03 NOV 24 7:21

7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

Directors

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
CHIU Kwok Hung, Justin *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
WONG Yick-ming, Rosanna *Independent Non-executive Director*
HUNG Siu-lin, Katherine *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

Company Secretary

Eirene YEUNG

2nd April, 2003

Dear Shareholder(s),

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

Introduction

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the annual general meeting of the Company to be held on 22nd May, 2003 ("Annual General Meeting"). These include the ordinary resolutions granting the Directors general mandates to issue and repurchase shares of the Company.

Proposed General Mandate to Issue New Shares

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting. The relevant resolution is set out as Ordinary Resolution No. 5(1) in the Notice of Annual General Meeting dated 20th March, 2003 ("Ordinary Resolution No. (1)") which is contained in the Company's annual report for the year ended 31st December, 2002 ("Annual Report 2002").

Concerning Ordinary Resolution No. (1), the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules").

Proposal to Authorise the Repurchase of Shares of the Company

At the last annual general meeting of the Company held on 23rd May, 2002, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$0.50 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. It is therefore proposed to seek your approval of the Ordinary Resolution No. 5(2) as set out in the Notice of Annual General Meeting dated 20th March, 2003 ("Ordinary Resolution No. (2)") to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s).

An explanatory statement, as required by the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange, to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of Ordinary Resolution No. (2) ("Repurchase Proposal") is set out in the Appendix to this circular.

Recommendation

The Directors consider that the proposed general mandate to issue new shares and the Repurchase Proposal at the Annual General Meeting are both in the best interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions to be proposed at the Annual General Meeting.

Yours faithfully,

Li Ka-shing
Chairman

This explanatory statement also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at 2nd April, 2003 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 2,316,164,338 Shares of HK$0.50 each.

Subject to the passing of Ordinary Resolution No. (1) and on the basis that no further Shares are issued prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 231,616,433 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report 2002. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. **Share Prices**

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this circular were as follows:

		Highest *(HK$)*	Lowest *(HK$)*
April	2002	75.00	67.00
May	2002	77.75	70.50
June	2002	73.50	63.50
July	2002	68.00	57.50
August	2002	62.00	54.50
September	2002	56.50	48.70
October	2002	55.50	45.10
November	2002	57.75	51.25
December	2002	58.25	49.50
January	2003	54.25	49.90
February	2003	52.00	47.70
March	2003	50.25	42.70

5. **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution No. (2) and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. **Hong Kong Code on Takeovers and Mergers**

If on exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at 2nd April, 2003 (the latest practicable date prior to the printing of this circular), each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust is taken to have an interest under the Securities and Futures Ordinance in the same block of 771,705,406 Shares, representing approximately 33.3% of the issued share capital of the Company. Apart from the foregoing, Mr. Li Ka-shing held 86,089,338 Shares through certain companies in which he beneficially owns more than one-third of their issued share capital. Mr. Li Tzar Kuoi, Victor also personally and through his wife and certain companies which are owned and controlled by him, held a total of 899,000 Shares in the Company. For the purpose of the Takeover Code, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are concert parties and are taken to have an interest in a total of 858,693,744 Shares, representing approximately 37.1% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to Ordinary Resolution No. (2), then (if the present shareholdings otherwise remained the same) the attributable shareholding of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor would be increased to approximately 41.2% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

7. Share Purchase made by the Company

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

This circular (in both English and Chinese versions) ("Circular") has been posted on our Company's website at http://www.ckh.com.hk. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, summary financial report (where applicable), Interim Report, notice of meeting and circular) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Shareholders who have chosen to receive printed copy of the Corporate Communication in either English or Chinese version will receive both English and Chinese versions of this Circular since both languages are bound together into one booklet.

此乃要件　請即處理

閣下對本通函**如有任何疑問**，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有長江實業(集團)有限公司股份，應立即將本通函及隨附之委派代表書送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本通函全部或任何部分內容所產生或因倚賴該等內容而引致之任何損失承擔責任。

長江實業(集團)有限公司

(根據公司條例於香港註冊成立)

香港皇后大道中二號長江集團中心七樓

董事

李嘉誠	主席	梁肇漢	獨立非執行董事
李澤鉅	董事總經理兼副主席	霍建寧	非執行董事
麥理思	副主席	陸法蘭	非執行董事
甘慶林	副董事總經理	周近智	獨立非執行董事
鍾慎強	執行董事	王䓪鳴	獨立非執行董事
葉德銓	執行董事	洪小蓮	非執行董事
鮑綺雲	執行董事	葉元章	獨立非執行董事
吳佳慶	執行董事	周年茂	非執行董事
趙國雄	執行董事	馬世民	獨立非執行董事
		郭敦禮	獨立非執行董事

公司秘書

楊逸芝

敬啟者：

建議授權董事會發行新股及購回本公司股份

緒言

本通函旨在向　閣下提供有關將於二零零三年五月二十二日舉行之股東週年大會(「股東週年大會」)上提呈之決議案資料，當中包括授予董事會一般性授權以發行及購回本公司股份之普通決議案。

建議授權董事會發行新股

載於二零零三年三月二十日的股東週年大會通告內之第五(一)項普通決議案(「普通決議案(一)」),建議無條件授權董事會增發及處理數量不超過本公司於決議案通過當日之已發行股本的20%新股;此項授權有效至下屆股東週年大會。有關股東週年大會通告已載於本公司截至二零零二年十二月三十一日止年度之年報(「二零零二年年報」)內。

有關普通決議案(一),董事會茲聲明:董事會現時並無任何計劃發行本公司之新股。要求股東授權之原因,乃遵照公司條例第57B條及香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)而提出。

建議授權購回本公司股份

本公司於二零零二年五月二十三日舉行之股東週年大會上授予董事會購回本公司每股面值港幣五角股份(「股份」)之一般性授權,將於即將舉行之股東週年大會結束時失效,因此建議通過於二零零三年三月二十日之股東週年大會通告內之第五(二)項普通決議案(「普通決議案(二)」),重新給予董事會一般性授權購回本公司股份。

遵照上市規則之有關規定而發出的說明函件已載於本通函附錄。該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券,並向 閣下提供所需資料,以考慮授權董事會行使本公司之權力購回本公司股份之建議,於有關期間內該購回須不得超過普通決議案(二)通過當日本公司已發行股本的10%(「購回股份建議」)。

推薦建議

董事會認為於股東週年大會上建議通過之授權董事會發行新股及購回股份建議,均符合公司及其股東之利益。因此,董事會推薦 閣下投票贊成於股東週年大會上建議通過之普通決議案。

此致

長江實業(集團)有限公司列位股東 台照

主席
李嘉誠
謹啟

香港,二零零三年四月二日

本說明函件亦構成公司條例第49BA(3)條所規定之備忘錄。

一. 股本

於二零零三年四月二日（本通函付印前之最後實際可行日期），本公司之已發行股本為2,316,164,338股，每股面值港幣五角。

如普通決議案（一）獲得通過及在股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達231,616,433股。

二. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及/或溢利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

三. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之溢利及/或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率會有重大差別（相對於二零零二年年報內之已審核綜合財務報表所披露之情況而言）。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

四. 股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

		最高價 (港元)	最低價 (港元)
二零零二年	四月	75.00	67.00
二零零二年	五月	77.75	70.50
二零零二年	六月	73.50	63.50
二零零二年	七月	68.00	57.50
二零零二年	八月	62.00	54.50
二零零二年	九月	56.50	48.70
二零零二年	十月	55.50	45.10
二零零二年	十一月	57.75	51.25
二零零二年	十二月	58.25	49.50
二零零三年	一月	54.25	49.90
二零零三年	二月	52.00	47.70
二零零三年	三月	50.25	42.70

五. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案(二)及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司，或已承諾不會向本公司出售本公司股份。

六. 香港公司收購及合併守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一位股東佔有公司有表決權股份比例增加，就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將作為一項收購處理。

因此，任何一位股東或一致行動之多位股東可獲得或鞏固其對本公司之控制權，則須遵照收購守則第26條提出強制收購建議。

於二零零三年四月二日(本通函付印前之最後實際可行日期)，李嘉誠先生、李澤鉅先生、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身分、Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身分及Li Ka-Shing Unity Trustcorp Limited 以另一全權信託之信託人身分，根據證券及期貨條例，均被視作持有本公司同一股份權益共771,705,406股，約相等於本公司已發行股本33.3%。除上述外，李嘉誠先生透過若干其實益擁有三分之一以上已發行股本之公司，額外持有86,089,338股本公司股份。此外，李澤鉅先生以個人名義，並透過其妻子及若干其擁有與控制之公司，合共持有899,000股本公司股份。根據收購守則，李嘉誠先生及李澤鉅先生為一致行動人士，被視為持有本公司權益共858,693,744股，約相等於本公司已發行股本37.1%。如董事會行使普通決議案(二)授予之購回股份全部權力，(在現有持股情況保持不變下)李嘉誠先生及李澤鉅先生被視為持有之本公司權益將增至本公司已發行股本約41.2%。董事會認為，此項權益之增加可能導致須遵照收購守則第26條提出強制收購。董事會暫時無意行使購回股份建議而導致其須進行強制收購。

七. 本公司購買股份

在本通函日期之前六個月內，本公司並無(在聯交所或其他地方)購回任何本公司股份。

此通函（英文及中文版）（「通函」）已於本公司網頁http://www.ckh.com.hk登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、財務摘要報告（如適用）、中期報告書、會議通告及通函）以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司股票過戶處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心19樓1901至1905室），以更改其對有關公司通訊之收取方式（印刷方式或以透過本公司網頁之電子方式）及／或語言版本之選擇。

鑑於通函之英文及中文版乃印列於同一冊子內，無論股東選擇收取英文或中文版之公司通訊印刷本，均同時收取兩種語言版本之通函。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

03 NOV 24 AM 7:21

CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROPOSED DISPOSAL OF SHOPPING MALLS AND PROPOSED LISTING OF FORTUNE REIT ON THE SINGAPORE STOCK EXCHANGE

The Board is pleased to announce that on 7th July, 2003, the Cheung Kong Group entered into conditional agreements with respect to the sale of the Cheung Kong Group's entire interests in 5 retail shopping malls in Hong Kong to Fortune REIT. The interests in the said shopping malls will be sold by the Vendor Companies for an aggregate cash consideration of between approximately HK$3,050.3 million and approximately HK$3,106.8 million, depending on the final Offering Price.

Fortune REIT is a Singapore-based unit trust formed primarily to own and invest in a portfolio of retail shopping malls located in Hong Kong. The trustee of Fortune REIT is Bermuda Trust (Singapore) Limited, which is independent of the Cheung Kong Group. The manager of Fortune REIT, ARA Asset Management (Singapore) Limited, is a company in which Cheung Kong has a 30% attributable interest. Goodwell-Fortune Property Services Limited, a member of the Cheung Kong Group, will act as property manager of the properties of Fortune REIT which are located in Hong Kong, subject to the overall management of the Manager.

Application has been made by Fortune REIT to the SGX-ST for the proposed listing of the units of Fortune REIT on the Main Board of the SGX-ST, and the SGX-ST has issued a letter confirming the eligibility to list for such Units, subject to the fulfillment of certain conditions.

There is proposed to be an initial public offering of Units by Fortune REIT in Singapore, comprising an offer for subscription by way of a public offer in Singapore and an international placement to investors (including institutional and other investors in Singapore). It is proposed that Cheung Kong will, through a wholly-owned subsidiary, subscribe for between approximately 21.4% and approximately 37.4% of the Total Units. It is also proposed that Hutchison will, through a wholly-owned subsidiary, subscribe as a strategic investor for approximately 12.5% of the Total Units.

Completion of the sale and purchase of the 5 retail shopping malls shall occur simultaneously and is expected to take place on the date of commencement of trading of the Units on the Main Board of the SGX-ST.

Your attention is drawn to the fact that no public offering of the Units will be made in Hong Kong nor will any prospectus in respect of Fortune REIT or the Offering be distributed to the public in Hong Kong. The offering document in respect of the Offering will, in compliance with the applicable requirements under Singapore law, be distributed to the public in Singapore, if the Offering proceeds. Furthermore, shareholders of Cheung Kong and other investors should note that the proposed listing of the Units on the Main Board of the SGX-ST, the proposed Offering and the proposed subscription of Units by Cheung Kong and Hutchison are, inter alia, dependent on a number of factors. Thus, there can be no assurance that such transactions will proceed. Accordingly, shareholders of Cheung Kong and other investors are reminded to exercise caution when dealing in the securities of Cheung Kong.

THE SALE AND PURCHASE AGREEMENTS

On 7th July, 2003, the Vendor Companies and, inter alia, the Trustee (in its capacity as the trustee of Fortune REIT) entered into the Sale and Purchase Agreements pursuant to which the Vendor Companies have conditionally agreed:

(a) to sell to the Trustee (in its capacity as the trustee of Fortune REIT) the Property Company Shares, which effectively represent the Cheung Kong Group's entire interests in 5 retail shopping malls (and parking spaces) in Hong Kong, namely:

- (i) The Metropolis Mall, a shopping mall which is part of The Metropolis development located in Kowloon;
- (ii) Ma On Shan Plaza, a shopping mall which is part of Bayshore Towers situated in Ma On Shan, Shatin;
- (iii) The Household Center, a shopping mall which forms part of the Nob Hill residential development situated in Kwai Chung;
- (iv) Smartland, which comprises part of a shopping mall located in Tsuen Wan; and
- (v) Jubilee Court Shopping Centre, a shopping mall which is part of the Jubilee Garden residential development located in Fo Tan, Shatin; and

(b) to assign to the Trustee (in its capacity as the trustee of Fortune REIT) at face value the aggregate amount of indebtedness of the Property Companies (whether principal, interest or otherwise) which remain owing and outstanding on Completion (after drawdown of the Completion Loan Amount). Such amount of indebtedness will include amounts due by the Property Companies to the Group. As at 31st May, 2003, the aggregate amount due by the Property Companies to the Group was approximately HK$1.06 billion.

Together, the Properties comprise approximately 1,028,191 square feet of principally retail space and approximately 676 parking lots as at 31st March, 2003.

Consideration

The amount of consideration payable by the Trustee (in its capacity as the trustee of Fortune REIT) for the abovementioned shares and debt of the Property Companies will, in each case, be based on an agreed acquisition value of the shopping mall owned by the relevant Property Company (determined by reference to the valuation of the shopping mall as appraised as at 31st May, 2003 by Chesterton Petty Limited, an independent valuer), after adjustment (on bases agreed between the parties) for the net current assets/current liabilities of that Property Company on Completion, and (except in the case of Quick Switch) after deduction of the Completion Loan Amount. In addition, for Vision Million, Poko Shine and Yee Pang, additional purchase consideration may be payable, calculated by reference to the amount (if any) by which the final Offering Price exceeds the minimum Offering Price. It is expected that such additional purchase consideration (if any) will amount to not more than HK$56.5 million.

The terms of the sale to Fortune REIT of the entire issued share capital of each of the Property Companies (including the purchase consideration) were arrived at after arm's length negotiations between the parties.

On the basis of the foregoing, the aggregate purchase consideration for the Property Companies will range from approximately HK$3,050.3 million to approximately HK$3,106.8 million, depending on the final Offering Price. Such consideration, which represents a discount of approximately 5.1% to approximately 6.9% to the valuation of the Properties as appraised by Chesterton Petty Limited as at 31st May, 2003, will be paid in cash at Completion but will be subject to a post-Completion review and, if necessary, adjustment, to account for any overstatement or understatement (as the case may be) of the net current assets/current liabilities of the relevant Property Company as at Completion. The post-Completion adjustment, if any, is expected to be immaterial to the Group as a whole.

It is expected that the Group will recognise a profit on the sale of the Property Companies to the Trustee (in its capacity as the trustee of Fortune REIT). Such profit (if realised) is, however, expected to be immaterial to the Group as a whole.

Conditions

Completion is subject to and conditional upon, inter alia:

(a) the commitment of the Underwriters under the Underwriting Agreement becoming unconditional;

(b) the execution of deeds of tax covenant and other property-related indemnities and guarantees, which will be provided by Cheung Kong solely

This Announcement is made pursuant to paragraph 2 of the Company's listing agreement.

The Stock Exchange has indicated to the Company that certain provisions of the Listing Rules, including those relating to separate listing of assets, apply. The Company does not agree with such view. Further announcement in this regard will be made as and when appropriate. In addition, further announcement(s) will be made in relation to the subject matter of this Announcement, as and when appropriate.

DEFINITIONS

In this Announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Art Full"	Art Full Resources Limited, a company incorporated in Hong Kong with limited liability, which is the owner of The Household Center;
"Art Full Shares"	2 shares of HK$1.00 each in the capital of Art Full, representing the entire issued share capital thereof;
"Board"	the board of directors of Cheung Kong;
"BVI"	British Virgin Islands;
"Cheung Kong"	Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange;
"Cheung Kong Group"	Cheung Kong and its subsidiaries;
"Completion"	the completion of the sale and purchase of the Property Company Shares pursuant to the Sale and Purchase Agreements;
"Completion Loan Amount"	in respect of Poko Shine, Yee Pang, Art Full and Vision Million, the loan amount to be drawn down by the relevant Property Company on Completion under a bank loan facility to be put in place at or prior to Completion, the proceeds of which are to be applied to discharge all or part of that Property Company's existing indebtedness on Completion;
"Fortune REIT"	Fortune Real Estate Investment Trust, a unit trust established under the laws of Singapore;
"Global Co-ordinator"	The Development Bank of Singapore Ltd;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Household Center Agreement"	the conditional sale and purchase agreement dated 7th July, 2003 entered into between Alpine Profits Limited, Cheung Kong and the Trustee (in its capacity as the trustee of Fortune REIT) in respect of the Art Full Shares;
"Hutchison"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, which is an associated company of Cheung Kong and whose shares are listed on the Main Board of the Stock Exchange;
"Jubilce Court Agreement"	the conditional sale and purchase agreement dated 7th July, 2003 entered into between Beautiland Company Limited (the owner of 40% of the Yee Pang Shares), Cheuk Kin Investment Company Limited (the owner of 60% of the Yee Pang Shares), TUT (in its capacity as the trustee of LKS Unity Trust), Cheung Kong and the Trustee (in its capacity as the trustee of Fortune REIT) in respect of the Yee Pang Shares;
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange;
"LKS Unity Trust"	The Li Ka-Shing Unity Trust;
"Ma On Shan Plaza Agreement"	the conditional sale and purchase agreement dated 7th July, 2003 entered into between Cheung Kong Investment Company Limited, Cheung Kong and the Trustee (in its capacity as the trustee of Fortune REIT) in respect of the Poko Shine Shares;
"Manager"	ARA Asset Management (Singapore) Limited, a company incorporated in Singapore with limited liability;

Completion is subject to and conditional upon, inter alia:

(a) the commitment of the Underwriters under the Underwriting Agreement becoming unconditional;

(b) the execution of deeds of tax covenant and other property-related indemnities and guarantees, which will be provided by Cheung Kong solely (insofar as it relates to Art Full, Poko Shine and Quick Switch), by Cheung Kong and Hutchison on a several basis in proportion to their respective interests in the Vendor Company of the Vision Million Shares (insofar as it relates to Vision Million) and by Cheung Kong and TUT (in its capacity as the trustee of LKS Unity Trust) on a several basis and in proportion to their respective interests in the Vendor Companies of the Yee Pang Shares (insofar as it relates to Yee Pang);

(c) in relation to Yee Pang, the execution of a put option agreement pursuant to which Cheung Kong and TUT (in its capacity as the trustee of LKS Unity Trust) will grant to the Trustee an option to require Cheung Kong and TUT (in its capacity as the trustee of LKS Unity Trust) to acquire shares representing the then issued share capital of Yee Pang if and when Yee Pang has sold the entirety of Jubilee Court Shopping Centre (excluding its interests in the Reserved Portion);

(d) in each case, there being no material damage to the relevant Property and no material breach of the warranties in the relevant Sale and Purchase Agreement which, in the opinion of the Trustee (in its capacity as the trustee of Fortune REIT) acting on the recommendation of the Manager, will have a material adverse effect on the financial condition, prospects, earnings, business, undertaking or assets of Fortune REIT or on the Properties, in each case, taken as a whole; and

(e) the bank loan facility in respect of the Completion Loan Amount being in place and the Completion Loan Amount being available to be drawn by the relevant Property Company at Completion.

Completion of the sale and purchase of the Property Company Shares pursuant to the Sale and Purchase Agreements shall occur simultaneously. Assuming that the relevant agreements become unconditional, Completion is expected to take place on the date of commencement of trading of the Units on the Main Board of the SGX-ST.

With respect to condition (c) above, there is no premium on the put option nor is there a particular exercise period. The exercise price will be based on the then market value of the Reserved Portion, determined by an independent valuer.

Right to rescind if Fortune REIT is not listed

In the event that Units are not listed, and the trading of the Units do not commence, on the SGX-ST on the date of Completion (or such other date as agreed by the parties to the relevant Sale and Purchase Agreement in writing from time to time), either party to the relevant Sale and Purchase Agreement shall be entitled to rescind such Sale and Purchase Agreement whereupon, inter alia, the relevant Vendor Company shall immediately repay to the Trustee (in its capacity as the trustee of Fortune REIT) the purchase consideration paid by the Trustee (in its capacity as the trustee of Fortune REIT) for the relevant Property Company and advance to the relevant Property Company an amount equal to the Completion Loan Amount so as to enable such Property Company to repay the Completion Loan Amount drawn down thereby.

PROPOSED SUBSCRIPTION OF UNITS IN FORTUNE REIT

Fortune REIT

Fortune REIT is a Singapore-based unit trust formed primarily to own and invest in a portfolio of retail shopping malls located in Hong Kong through the ownership of the Property Companies (or other single-purpose property holding companies) or directly in properties that Fortune REIT may acquire from time to time.

The trustee of Fortune REIT is Bermuda Trust (Singapore) Limited, which is indirectly wholly-owned by The Bank of Bermuda Limited and is independent of the Cheung Kong Group. The Trustee will have the full rights to control the objectives and management of each Property Company, including the right to control the composition of its board of directors.

Fortune REIT's manager is ARA Asset Management (Singapore) Limited, a company in which Cheung Kong has an attributable interest of 30%. Goodwell-Fortune Property Services Limited, a member of the Cheung Kong Group, will provide property management, lease management and marketing services for the properties of Fortune REIT which are located in Hong Kong, subject to the overall management of the Manager.

There is proposed to be an initial public offering of Units by Fortune REIT in Singapore, comprising an offer for subscription by way of a public offer in Singapore and an international placement to investors (including institutional and other investors in Singapore). **Your attention is drawn to the fact that no public offering of the Units will be made in Hong Kong nor will any prospectus in respect of Fortune REIT or the Offering be distributed to the public in Hong Kong. The offering document in respect of the Offering will, in compliance with the applicable requirements under Singapore law, be distributed to the public in Singapore, if the Offering proceeds.**

Application has been made by Fortune REIT to the SGX-ST for the proposed listing of the Units on the Main Board of the SGX-ST, and the SGX-ST has issued a letter confirming the eligibility to list for such Units. Such confirmation of eligibility to list is, however, subject to a number of conditions which would need to be complied with before the final listing approval will be granted. **Furthermore, the proposed listing of the Units on the Main Board of the SGX-ST and the proposed Offering are dependent on a number of factors (including, without limitation, the entry into of a definitive underwriting agreement and other legal documentation in respect of the Offering as well as market conditions at the relevant time). Shareholders should note in particular that, as of the date of this Announcement, no underwriting agreement has been signed. It is further expected that such underwriting agreement, if signed, will be subject to, inter alia, customary conditions precedent. There is, therefore, no assurance that the proposed listing and the proposed Offering will be proceeded with.**

Proposed subscription of Units

It is proposed that Cheung Kong, the sponsor of Fortune REIT, will, through a wholly-owned subsidiary, subscribe for between approximately 21.4% and approximately 37.4% of the Total Units. The exact percentage amount to be subscribed by Cheung Kong will depend upon:

(a) whether, and the extent to which, the Global Co-ordinator exercises its right to increase the size of the Offering, having regard to the level of over-subscriptions in the Offering. Such upsizing, if done, will be implemented by way of re-allocating Units from Cheung Kong's subscription tranche to the Offering tranches, thereby reducing Cheung Kong's tranche; and

(b) whether, and the extent to which, the Global Co-ordinator exercises the Over-allotment Option. Such Over-allotment Option, if exercised, will be satisfied out of the Units subscribed by Cheung Kong, thereby reducing Cheung Kong's percentage holding of the Units.

The minimum percentage to be subscribed by the Company will be 21.4% regardless of the level of over-subscription in the Offering.

It is also proposed that Hutchison will, through a wholly-owned subsidiary, subscribe as a strategic investor for approximately 12.5% of the Total Units.

GENERAL INFORMATION

Shareholders of Cheung Kong and other investors should note that the proposed listing of the Units on the Main Board of the SGX-ST, the proposed Offering, Completion and the proposed subscription of Units by Cheung Kong and Hutchison are, inter alia, dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. Thus, there can be no assurance that such transactions will proceed. Accordingly, shareholders of Cheung Kong and other investors are reminded to exercise caution when dealing in the securities of

	respect of the Poko Shine Shares;
"Manager"	ARA Asset Management (Singapore) Limited, a company incorporated in Singapore with limited liability;
"Metropolis Mall Agreement"	the conditional sale and purchase agreement dated 7th July, 2003 entered into between Vigour Limited, Cheung Kong, Hutchison and the Trustee (in its capacity as the trustee of Fortune REIT) in respect of the Vision Million Shares;
"Offering"	the proposed initial public offering by Fortune REIT of Units for subscription comprising of: (i) an international placement to investors (including institutional and other investors in Singapore); and (ii) an offering to the public in Singapore;
"Offering Price"	the issue price of each Unit in the Offering;
"Over-allotment Option"	the option to be granted to the Global Co-ordinator by the subsidiary of Cheung Kong that will hold its Units to purchase from that Cheung Kong subsidiary up to a certain number of Units at the final Offering Price, solely to cover over-allotment of Units pursuant to the Offering (if any);
"Poko Shine"	Poko Shine Limited, a company incorporated in Hong Kong with limited liability, which is the owner of Ma On Shan Plaza;
"Poko Shine Shares"	2 shares of HK$1.00 each in the capital of Poko Shine, representing the entire issued share capital thereof;
"Properties"	The Metropolis Mall, Ma On Shan Plaza, The Household Center, Smartland and Jubilee Court Shopping Centre, each as described in sub-paragraph (a) of the paragraph headed "The Sale and Purchase Agreements" in this Announcement, and their respective parking facilities; and **"Property"** shall mean any one of them as the context requires;
"Property Companies"	Vision Million, Poko Shine, Art Full, Quick Switch and Yee Pang; and **"Property Company"** shall mean any one of them as the context requires;
"Property Company Shares"	the Vision Million Shares, the Poko Shine Shares, the Art Full Shares, the Quick Switch Shares and the Yee Pang Shares;
"Quick Switch"	Quick Switch Limited, a company incorporated in the BVI with limited liability, which is the owner of Smartland;
"Quick Switch Shares"	1 share of US$1.00 in the capital of Quick Switch, representing the entire issued share capital thereof;
"Reserved Portion"	the reserved portion (i.e., 224,200/2,000,000th parts or shares) of All That piece or parcel of ground registered in the Sha Tin New Territories Land Registry as Sha Tin Town Lot No. 87, comprising part of the lot on which Jubilee Court Shopping Centre is built;
"Sale and Purchase Agreements"	the Metropolis Mall Agreement, the Ma On Shan Plaza Agreement, the Household Center Agreement, the Smartland Agreement and the Jubilee Court Agreement; and **"Sale and Purchase Agreement"** shall mean any one of them as the context requires;
"SGX-ST"	the Singapore Exchange Securities Trading Limited;
"Smartland Agreement"	the conditional sale and purchase agreement dated 7th July, 2003 entered into between Cheung Kong Investment Company Limited, Cheung Kong and the Trustee (in its capacity as the trustee of Fortune REIT) in respect of the Quick Switch Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Total Units"	the total number of Units that will be in issue immediately after the completion of the Offering;
"Trustee"	Bermuda Trust (Singapore) Limited, a company incorporated in Singapore and registered as a trust company under the Trust Companies Act, Chapter 336 of Singapore, which is the trustee of Fortune REIT;
"TUT"	Li Ka-Shing Unity Trustee Company Limited (in its capacity as the trustee of LKS Unity Trust);
"Underwriters"	The Development Bank of Singapore Ltd, Citigroup Global Markets Singapore Pte. Ltd. and Credit Suisse First Boston (Singapore) Limited;
"Underwriting Agreement"	the underwriting agreement to be entered into between the Underwriters, the Manager (in its capacity as the manager of Fortune REIT) and Cheung Kong in connection with the Offering;
"Units"	the units representing undivided interests in Fortune REIT;
"US$"	United States dollars, the lawful currency of the United States of America;
"Vendor Companies"	the respective vendors of the Property Company Shares, namely: (i) Vigour Limited, a company in which the Cheung Kong Group and Hutchison each has a 50% attributable interest, in respect of the Vision Million Shares; (ii) Cheung Kong Investment Company Limited, a wholly-owned subsidiary of Cheung Kong, in respect of the Poko Shine Shares and the Quick Switch Shares; (iii) Alpine Profits Limited, a wholly-owned subsidiary of Cheung Kong, in respect of the Art Full Shares; and (iv) Beautiland Company Limited, a company which is owned as to 85% by Cheung Kong and as to 15% by TUT (in its capacity as the trustee of LKS Unity Trust), and Cheuk Kin Investment Company Limited, a wholly-owned subsidiary of Cheung Kong, in respect of the Yee Pang Shares; and **"Vendor Company"** shall mean any one of them as the context requires;
"Vision Million"	Vision Million Limited, a company incorporated in the BVI with limited liability, which is the owner of The Metropolis Mall;
"Vision Million Shares"	1 share of US$1.00 in the capital of Vision Million, representing the entire issued share capital thereof;
"Yee Pang"	Yee Pang Realty Limited, a company incorporated in Hong Kong with limited liability, which is the owner of Jubilee Court Shopping Centre; and
"Yee Pang Shares"	100 shares of HK$100.00 each in the capital of Yee Pang, representing the entire issued share capital thereof.

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

7th July, 2003

ibility for the contents of this announcement,
id expressly disclaims any liability whatsoever
ie whole or any part of the contents of this

PANY LIMITED

imited liability)

NSACTION

liary of the Company, as buyer, entered into acquire the Vessel at a purchase price of chase price was agreed after arm's length lar type of vessels.

2007. The payment obligations of Jinyi in Jinhui Shipping, an approximately 50.9 per holding company of Jinyi.

Company under the Listing Rules.

of Jinhui Shipping and Transportation Limited per cent. owned subsidiary of Jinhui Holdings

isted in five stock exchanges in Tokyo, Osaka, party not connected with the directors, chief or its subsidiaries or any of their respective of Securities on The Stock Exchange of Hong

gust 2003 (the "Contract"), the Contractor has pbuilding Co., Ltd. (the "Builder"), to build, n Japan and to sell and deliver to Jinyi one pelled bulk carrier (the "Vessel") in Japan and l from the Contractor (the "Acquisition"). The operating income by Jinyi after delivery. The parties not connected with the directors, chief or its subsidiaries or any of their respective

purchase price of the Vessel contained in the e delivery of the Vessel, guaranteed speed d or guaranteed deadweight deficiency, the valent to HK$150,150,000) payable by five l not be material as compared to the agreed

ent to HK$7,507,500) will be payable on or of US$962,500 (equivalent to HK$7,507,500) instalments in the sum each of US$1,925,000 ly on 29 January 2007 and upon launching of ast instalment will be payable upon delivery of

ash in United States Dollars. The first three urces of the Company and its subsidiaries (the ided by the Group's bank loans. The purchase s of similar type of vessels and on the basis of

the Vessel shall not have been issued by the s from the date of the Contract, that is, on or otherwise mutually agreed in writing by the or shall immediately refund to Jinyi in United with interest accrued thereon at the rate of 3 tor of such amount to the date of full payment void, a further announcement will be issued in

before 31 July 2007 to Jinyi in Japan. If there iod of 180 days from the thirty-first day after fter such period has expired, Jinyi may at its on promptly refund to Jinyi in United States ctor together with interest accrued thereon at of such amount to the date of full payment to

of an undertaking on its part to duly perform be performed by a shipbuilder including the ge for any defects in the Vessel which are due kmanship on the part of the Builder and/or its date of delivery of the Vessel.

bsidiary of the Company and the intermediate uarantee in favour of the Contractor pursuant ent of the purchase price and the prompt and s of the Contract.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

CHEUNG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
COMPLETION OF DISPOSAL OF SHOPPING MALLS
LISTING OF FORTUNE REIT ON THE SINGAPORE STOCK EXCHANGE

The Board is pleased to announce that:

(a) completion of the sale of the Cheung Kong Group's interest in 5 shopping malls in Hong Kong to Fortune REIT pursuant to the Sale and Purchase Agreements has taken place on 12th August, 2003;

(b) Cheung Kong has, through a wholly-owned subsidiary, subscribed for 129,685,000 Units, representing approximately 27.4% of the Total Units, at the final Offering Price of HK$4.75 per Unit; and

(c) trading in the Units on the Main Board of SGX-ST has commenced on 12th August, 2003.

Reference is made to the announcement dated 7th July, 2003 which was issued by Cheung Kong (the "**Announcement**"). Terms used in this announcement shall have the same meanings as defined in the Announcement.

COMPLETION OF THE SALE AND PURCHASE AGREEMENTS

The Board is pleased to announce that completion of the sale of the Cheung Kong Group's interest in 5 shopping malls in Hong Kong to Fortune REIT pursuant to the Sale and Purchase Agreements has taken place on 12th August, 2003. As the final Offering Price (the "**Final Offering Price**") was set at the maximum price in the price range (i.e. HK$4.75 per Unit), the aggregate acquisition value of such malls amounts to approximately HK$3,106.8 million (assuming exercise in full of the Over-allotment Option).

SUBSCRIPTION OF UNITS IN FORTUNE REIT

As a result of over-subscription in the Offering, the Global Co-ordinator has exercised in full its option to upsize the Offering by way of re-allocating Units from Cheung Kong's subscription tranche to the Offering tranches. Taking into account such exercise by the Global Co-ordinator of the upsize option, the total number of Units subscribed by Cheung Kong, through a wholly-owned subsidiary, at the Final Offering Price is 129,685,000, representing approximately 27.4% of the Total Units.

Hutchison has also subscribed, as a strategic investor and through a wholly-owned subsidiary, for 58,995,000 Units, representing approximately 12.5% of the Total Units.

If the Over-allotment Option is exercised in full, immediately following such exercise, the Units in which Cheung Kong is interested will be reduced to approximately 21.4% of the Total Units. As the Over-allotment Option, if exercised, will be satisfied only out of Units subscribed by Cheung Kong, its exercise will not affect Hutchison's percentage interest in the Total Units.

Trading in the Units on the Main Board of SGX-ST has commenced on 12th August, 2003.

GENERAL

This announcement is made pursuant to paragraph 2 of Cheung Kong's listing agreement.

By Order of the Board
Cheung Kong (Holdings) Limited
Eirene Yeung
Company Secretary

Hong Kong, 12th August, 2003

LA/MAT/12765/2003(AR17)
FCMC 6534/2003

IN THE DISTRICT COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
MATRIMONIAL CAUSES NO.6534 OF 2003

BETWEEN

NAVDEEP-KAUR Petitioner

NOTICE ON APPLICATION FOR A LIQUOR LICENCE

WANG JIA SHA RESTAURANT

Notice is hereby given that Liu Siu Man of Flat 1, 6/F.,

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 2003

HIGHLIGHTS

	Six months ended 30th June	
	2003	2002 (Restated)
	HK$ Million	HK$ Million
Profit attributable to shareholders	4,001	3,852
Earnings per share	HK$1.73	HK$1.66
Dividends per share	HK$0.38	HK$0.38

- Released quality projects as planned with sales results being better than expected.
- Strengthened further the Group's presence in property markets in Hong Kong and overseas.
- Rationalised the investment property portfolio to maintain steady rental yields and maximise returns for shareholders.
- The 3G business of Hutchison Whampoa is making good progress, with more than 500,000 subscribers around the world.
- Well-positioned to capitalise on the tremendous investment opportunities ahead and equipped with ample capability for solid growth.

PROFIT FOR THE FIRST HALF YEAR

The Group's unaudited consolidated profit attributable to shareholders for the first half of 2003 amounted to HK$4,001 million. Earnings per share were HK$1.73.

INTERIM DIVIDEND

The Directors have declared an interim dividend for 2003 of HK$0.38 per share (HK$0.38 per share in 2002) to shareholders whose names appear on the Register of Members of the Company on 16th October, 2003. The dividend will be paid on 17th October, 2003.

PROSPECTS

The local market sentiment and business environment, already plagued by the global economic slowdown, have been further hit by the fallout from the outbreak of Severe Acute Respiratory Syndrome ("SARS") which swept across Hong Kong in March this year. However, we expect the local economy will get back on track to a steady recovery in the second half year, as economic and business activities have gradually returned to normal after the virus was checked.

The Group's solid foundations, strong balance sheet and diversification initiatives have allowed the Group to weather transient upheavals in particular areas or industries, and enabled it to sustain steady growth in the difficult economic environment during the period.

While the short-term psychological impact of the SARS outbreak was felt in the local property market, the Group has continued with its sales schedules during the period with sales results being better than expected. The Hong Kong Government has affirmed its intention to have a stabilised market with steady growth, endorsing the importance of the property sector as a central pillar of the economy. Housing supply has been regulated following the moratorium on land sales - a favourable development paving the way for a healthier market and an equilibrium between supply and demand. Given the long-term housing demand and affordability of flat buyers, the property market is anticipated to improve steadily as confidence is restored.

Despite the sustained market consolidation, the Group will continue to secure reasonable returns through the active and prudent pursuit of quality property investments in Hong Kong. Acquisitions of prime sites will continue to be made by effective means and at reasonable prices to strengthen further its diversified landbank. In the meantime, the Group has actively rationalised its investment property portfolio to create better value and returns for shareholders. The sale in August of its interest in five retail shopping malls to Fortune Real Estate Investment Trust ("Fortune REIT") listed in Singapore was a recent example.

The Group also strives to extend further its presence in property markets outside Hong Kong, with focused expansion in the Mainland, the United Kingdom and Singapore. Active efforts are made to enrich its property portfolio with prime sites and quality projects with good potential, in line with the ongoing program of enhancing the Group's established position and market share in these markets.

The Group's rental income remained steady despite a general decline in rental rates in Hong Kong during the period. The Group will continue to rationalise its quality portfolio of rental properties to strengthen its solid base of steady recurrent earnings. Focus will be placed on the quality enhancement of the Group's investment properties, and the selective acquisition of suitable properties for long-term investment.

Rapid progress was reported for the value-added new tech businesses of the Group. This is exemplified by the remarkable strides made by CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences"), which has continued to launch new products and achieved profitability for the third consecutive quarter in only one year after listing. During the period under review, there was significant progress made in R&D for human health treatment products, especially those for AIDS and cancer. In addition, an immuno-enhancing nutraceutical product, VitaGain™, was launched in May 2003 and received an encouraging response. I am fully confident about the prospects for CK Life Sciences, underpinned by its active moves to strengthen further its R&D efforts, initiate product commercialisation and expand distribution networks.

The overall growth of Hutchison Whampoa Limited ("Hutchison Whampoa") has been driven mainly by its operations outside Hong Kong, with its local core businesses continuing to perform well. The 3G business is making good progress in Italy and the United Kingdom with a rising subscriber take-up rate, and is expected to deliver solid growth in 2003. In this initial stage, this start-up business may require a higher level of financial resources and manpower support - a normal pattern of development for all other long-term investments of Hutchison Whampoa over the years. We see promising prospects for the 3G business given its tremendous growth potential and the prudent, effective management of Hutchison Whampoa. With its healthy balance sheet, low debt-capital ratio, and ample cash reserves and cash inflow, Hutchison Whampoa is in a solid financial position to meet the funding requirements for the financing and development of the 3G business as well as all its other operations.

It is the Group's mission to seek every opportunity to maximise returns for shareholders, following traditional disciplines of active expansion combined with financial prudence. The Group is focused on optimising its management structure in finance, organisation and human resources, and establishing a corporate governance culture that gives balanced weight to shareholders' interest and management issues. In an ongoing drive to protect the shareholders' interest, a high level of transparency is demonstrated in the Group's operations.

I am optimistic about Hong Kong's long-term prospects despite the present difficulties and challenges facing the economy. A solid foothold for the steady recovery of the local economy is based on its sound fundamentals, coupled with the favourable conditions following the signing of the Closer Economic Partnership Arrangement between Hong Kong and the Mainland. Hong Kong will also benefit from a number of government policies recently announced in the Mainland that will provide further impetus to its immediate and long-term growth. The cornerstone of Hong Kong's resilience lies in its internal stability and unity. We can weather the present difficulties provided we make a concerted effort to strive for harmony and bring into full play all of our existing advantages.

The Cheung Kong Group's philosophy sustains its steady growth in close to 40 countries around the globe by being visionary, innovative and always at the forefront in creating opportunities. As part of the commitment to enhance its established position as a diversified global conglomerate, the Group will seize every opportunity both locally and globally to accelerate its further growth, strengthen its quality businesses and sharpen its unique competitive edge.

The Group is well-positioned to capitalise on the tremendous investment opportunities ahead and is equipped with ample capability for solid growth. Its diversification initiatives will ensure its stability and sustainability in times of economic boom or downturn, and guide it towards a more promising future. I am fully confident about the prospects for the Group.

Our excellent management team and diligent employees worldwide are a significant asset of the Group and a major force supporting our solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing
Chairman

Hong Kong, 21st August, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Major Business Activities

1. Developments completed in the First Half Year of 2003:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Banyan Garden Phase 1	New Kowloon Inland Lot No. 6320	73,490	Joint Venture
Queen's Terrace Towers 1 and 2	The Remaining Portion of Inland Lot No. 8897	43,130	Joint Venture
Laguna Verona Phase B Stages 3 to 5	Dongguan	35,310	47%
Le Parc (Huangpu Yayuan) Phase 3	Futian, Shenzhen	95,500	50%
Regency Park Phase 1A	Pudong Huamu, Shanghai	13,650	50%
The Summit	Xuhui, Shanghai	8,500	50%

2. Developments scheduled for completion during the Second Half Year of 2003:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Hampton Place	Kowloon Inland Lot No. 11107	52,070	100%
One Beacon Hill	New Kowloon Inland Lot No. 6277	72,480	100%
Princeton Tower	The Remaining Portions of Inland Lots Nos. 3999-4005	9,060	100%
Rambler Crest and Commercial/Hotel Development	Tsing Yi Town Lot No. 140	155,200	30%
Seasons Villas	The Remaining Portion and The Extension thereto of Lot No. 815 in D.D. 110 Kam Tin	10,320	100%
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
Oriental Plaza Phase IV Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District Beijing	47,000	33.3775%
Laguna Verona Phase B Stage 6	Dongguan	28,130	47%
Le Parc (Huangpu Yayuan) Phase 4	Futian, Shenzhen	95,900	50%
Seasons Villas Phases 6 and 6A	Pudong Huamu, Shanghai	20,330	50%
The Summit and The Center	Xuhui, Shanghai	140,140	50%
Costa del Sol	Bayshore Road, Singapore	138,950	76%
Albion Riverside	London, the United Kingdom	36,680	45%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) In March 2003, the sale of the Group's entire interest in the property holding company of Royal Garden in Fuzhou was completed.

(2) In May 2003, the Group, through its affiliate iBusinessCorporation, and the Commonwealth Bank Group announced the formation of a joint venture, namely AMTD Financial Planning Limited ("AMTD"). In co-operation with specialist suppliers and business partners, AMTD focuses exclusively on helping clients to meet their financial goals through professional and objective financial planning services.

(3) In June 2003, the Group executed the land grant with the Government in respect of the Former Marine Police Headquarters Site at Kowloon Inland Lot No. 11161, Salisbury Road, Tsim Sha Tsui. The site has an area of approximately 12,300 sq. m. and is planned for the development of heritage tourism facilities which comprise a total developable gross floor area of about 11,500 sq. m.

(4) In July 2003, the Group entered into agreements with respect to the sale of the Group's entire interest in five retail shopping malls in Hong Kong, namely The Metropolis Mall, Ma On Shan Plaza, The Household Center, Smartland and Jubilee Court Shopping Centre, to Fortune REIT, a Singapore unit trust. The completion of the disposal of interest in those shopping malls took place on 12th August, 2003.

(5) In August 2003, a wholly owned subsidiary of the Group subscribed for 129,685,000 units of Fortune REIT ("Units") at HK$4.75 per Unit representing approximately 27.4% of the total Units of Fortune REIT in issue immediately following such subscription. If the over-allotment option is exercised in full by the Global Co-ordinator of the initial public offering of Fortune REIT, the Units in which the Group is interested will be reduced to approximately 21.4% of the total Units of Fortune REIT. The Units of Fortune REIT were listed on the Main Board of the Singapore Exchange Securities Trading Limited on 12th August, 2003.

(6) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(7) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

Property Sales

Turnover of property sales for the first half year, including share of property sales of jointly controlled entities, was HK$4,304 million (2002 - HK$2,464 million), an increase of HK$1,840 million when compared to the same period last year, and comprised mainly the sale of residential units at The Metropolis Residence, Queen's Terrace, Banyan Garden in Hong Kong and Le Parc in the Mainland. Queen's Terrace (Towers 1 and 2), Banyan Garden (Phase 1) and Le Parc (Phase 3) were completed during the period and over 85% of the residential units were sold as of the period end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$479 million (2002 - HK$385 million), an increase of HK$94 million when compared to the same period last year. While property sales at Banyan Garden (Phase 1) and Le Parc (Phase 3) contributed to group profit for the period, the overall results from property sales were affected by lack of contribution from The Metropolis Residence and Queen's Terrace.

Contribution from property sales for the second half year will mainly come from the sale of residential units at One Beacon Hill, Vianni Cove and Rambler Crest in Hong Kong upon the completion of these projects. Over 60% of the residential units of these projects have been presold up to the period end date.

During the period, a few other projects were also offered for presale including The Cairnhill and Banyan Garden (Phases 2 and 3) in Hong Kong which will be completed in 2004. The presale results of these projects were better than expected and will make a contribution to group profit in the coming year.

Property Rental

Turnover of property rental for the first half year was HK$387 million (2002 - HK$393 million), a decrease of HK$6 million when compared to the same period last year. The Group's investment property portfolio comprises mainly retail shopping malls and commercial office properties in Hong Kong which accounted for approximately 37% and 34% respectively of the turnover of property rental for the period.

CHEUNG KONG (HOLDINGS) LIMITED

INTERIM REPORT FOR 2003 *(Continued)*

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$437 million (2002 - HK$366 million), an increase of HK$71 million when compared to the same period last year. Increase in contribution was mainly attributable to the increase in share of profits of jointly controlled entities as a result of the Group's increase in interest in various investment properties last year and the Group's investment properties being maintained at high occupancy rates.

During the period, the newly completed Victoria Mall at Tsim Sha Tsui was offered for lease. The Group has a 42.5% interest in this investment property which will make a contribution in the second half year.

Hotels and Serviced Suites

Turnover of hotels and serviced suites for the first half year was HK$184 million (2002 - HK$163 million), an increase of HK$21 million when compared to the same period last year. Increase in turnover was mainly as a result of the Horizon Suite Hotel in Hong Kong and the Sheraton Shenyang Lido Hotel in the Mainland commencing operation in the middle of 2002.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$2 million (2002 - HK$15 million), a decrease of HK$13 million when compared to the same period last year. Decrease in contribution was due to the SARS outbreak in Hong Kong and the Mainland which pushed occupancy down below normal levels. Operating conditions were difficult due to the travel warnings imposed by the World Health Organisation on a number of places including Hong Kong and Beijing.

With the removal of all the travel warnings after the virus was checked, the contribution from the Group's hotels and serviced suites should improve in the second half year.

Property and Project Management

Turnover of property and project management for the first half year was HK$98 million (2002 - HK$161 million), a decrease of HK$63 million when compared to the same period last year. Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$28 million (2002 - HK$29 million), a decrease of HK$1 million when compared to the same period last year. Decrease in turnover and contribution was attributable to the decrease in project management services rendered to joint development projects during the period.

While the contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. At the period end date, total floor area under the Group's property management was approximately 68 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the coming years.

Major Associates

The associated Hutchison Whampoa Group recorded unaudited consolidated profit after tax for the half year ended 30th June, 2003 of HK$6,067 million. The Hutchison Whampoa Group continued to perform well in a very competitive world economic environment, and all divisions (except the telecommunication division) reported EBIT growth.

The CK Life Sciences Group, another listed associate, achieved a net profit of HK$478,000 in the first six months of 2003. The CK Life Sciences Group, with its focus on environmental sustainability and human health, continued to make strong strides.

FINANCIAL REVIEW

Liquidity and Financing

During the period, the Group issued notes in the total amount of HK$503 million with three and ten years terms and redeemed notes in the amount of HK$2 billion due March this year. At the period end date, outstanding bonds and notes issued by the Group amounted to HK$7.6 billion.

Together with bank loans of HK$16.6 billion, the Group's total borrowings at the period end date were HK$24.2 billion, an increase of HK$2.3 billion from last year end date, and the maturity profile spread over a period of ten years with HK$2.4 billion repayable within one year, HK$19.4 billion within two to five years and HK$2.4 billion within six to ten years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$3.1 billion) over shareholders' funds, at 12.5% at the period end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the period end date, approximately 95% of the Group's borrowings was in HK$ with the balance in US$, SGD and RMB mainly for the purpose of financing projects outside Hong Kong. While the Group derives its revenue and maintains cash balances mainly in HK$, it ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of exposure to interest rate and exchange rate fluctuations.

Charges on Assets

At the period end date, certain assets of the Group with aggregate carrying value of HK$893 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries.

Contingent Liabilities

At the period end date, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 46 years amounted to HK$4,562 million; and

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$2,969 million and HK$23 million respectively.

Employees

At the period end date, the Group employed approximately 6,100 employees for its principal businesses. The related employees' costs (excluding directors' emoluments) amounted to approximately HK$484 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

AUDIT COMMITTEE

The Group's interim report for the six months ended 30th June, 2003 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the six months ended 30th June, 2003 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

CHEUNG KONG (HOLDINGS) LIMITED

NOTICE OF PAYMENT OF INTERIM DIVIDEND, 2003

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated profit attributable to shareholders for the six months ended 30th June, 2003 amounted to HK$4,001 million which represents earnings of HK$1.73 per share. The Directors have declared an interim dividend for 2003 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 16th October, 2003. The dividend will be paid on 17th October, 2003.

The Register of Members of the Company will be closed from Thursday, 9th October, 2003 to Thursday, 16th October, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 8th October, 2003.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 21st August, 2003

Consolidated Profit And Loss Account
For the six months ended 30th June, 2003

	(Unaudited) 2003 HK$ Million	2002 (Restated) HK$ Million
Turnover	4,973	3,181
Group turnover	2,813	1,309
Investment and other income	560	773
Operating costs		
Property and related costs	(1,817)	(493)
Salaries and related expenses	(311)	(350)
Interest expenses	(286)	(318)
Other expenses	(127)	(147)
	(2,541)	(1,308)
Share of results of jointly controlled entities	233	214
Operating profit	1,065	988
Share of results of associates	3,554	3,379
Profit before taxation	4,619	4,367
Taxation	(624)	(528)
Profit after taxation	3,995	3,839
Minority interests	6	13
Profit attributable to shareholders	4,001	3,852
Interim dividend	880	880
Earnings per share	HK$1.73	HK$1.66
Dividends per share	HK$0.38	HK$0.38

Notes:

(1) Turnover of the Group by operating activities for the period are as follows:

	Six months ended 30th June 2003 HK$ Million	2002 HK$ Million
Property sales	2,144	592
Property rental	387	393
Hotels and serviced suites	184	163
Property and project management	98	161
Group turnover	2,813	1,309
Share of property sales of jointly controlled entities	2,160	1,872
Turnover	4,973	3,181

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

During the period, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland which accounted for approximately 17% of the turnover.

Profit contribution by operating activities for the period are as follows:

	Company and subsidiaries Six months ended 30th June 2003 HK$ Million	2002 HK$ Million	Jointly controlled entities and unlisted associates Six months ended 30th June 2003 HK$ Million	2002 HK$ Million	Total Six months ended 30th June 2003 HK$ Million	2002 HK$ Million
Property sales	397	171	82	214	479	385
Property rental	302	303	135	63	437	366
Hotels and serviced suites	5	20	(3)	(5)	2	15
Property and project management	28	31	-	(2)	28	29
	732	525	214	270	946	795
Investment and finance					522	594
Interest expenses					(286)	(318)
Others					(6)	(71)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					(212)	(132)
Minority interests					6	13
Share of net profit of Hutchison Whampoa Limited					3,031	2,971
Profit attributable to shareholders					4,001	3,852

(2) Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30th June 2003 HK$ Million	2002 HK$ Million
Interest expenses	408	464
Less: Interest capitalised	(122)	(146)
	286	318
Costs of properties sold	1,608	392
Depreciation	57	48
Net realised and unrealised holding gains on other investments	(594)	(311)

(3) Hong Kong profits tax has been provided for at the rate of 17.5% (2002 - 16%) on the estimated assessable profits for the period. Overseas tax has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned. Deferred tax has been provided on temporary differences using the current applicable rates.

	Six months ended 30th June 2003 HK$ Million	2002 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	23	21
Overseas tax	4	4
Deferred tax	110	37
Share of taxation		
Jointly controlled entities	72	64
Associates	415	402
	624	528

(4) The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2002 - 2,316,164,338 shares) in issue during the period.

(5) In order to comply with Statement of Standard Accounting Practice ("SSAP") 12 (revised) "Income Taxes" which became effective from 1st January, 2003 in Hong Kong, the Group's accounting policy for deferred tax was changed. Deferred tax liabilities are provided in full on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

As a result and incorporating the Group's share of Hutchison Whampoa Limited's adjustments due to adoption of SSAP12 (revised), the profit attributable to shareholders was increased by HK$50 million for the six months ended 30th June, 2003 and was decreased by HK$64 million for the six months ended 30th June, 2002; retained profits and reserves at 1st January, 2003 were reduced by HK$2,039 million and HK$425 million respectively; and retained profits and reserves at 1st January, 2002 were reduced by HK$1,945 million and HK$305 million respectively. Certain comparative figures have been restated accordingly.

(6) The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

Cheung Kong (Holdings) Limited
長江實業(集團)有限公司

Innovative Value Creation
on Solid Foundations

INTERIM REPORT 2003

This interim report 2003 ("Interim Report 2003") (in both English and Chinese versions) has been posted on the Company's website at http://www.ckh.com.hk. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, summary financial report (where applicable), Interim Report, notice of meeting and circular) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Interim Report 2003.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Interim Report 2003 posted on the Company's website will promptly upon request be sent the Interim Report 2003 in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Shareholders who have chosen to receive printed copy of the Corporate Communication in either English or Chinese version will receive both English and Chinese versions of this Interim Report 2003 since both languages are bound together into one booklet.

Contents

- Released quality projects as planned with sales results being better than expected.
- Strengthened further the Group's presence in property markets in Hong Kong and overseas.
- Rationalised the investment property portfolio to maintain steady rental yields and maximise returns for shareholders.
- The 3G business of Hutchison Whampoa is making good progress, with more than 500,000 subscribers around the world.
- Well-positioned to capitalise on the tremendous investment opportunities ahead and equipped with ample capability for solid growth.

Chairman's Statement

| PROFIT FOR THE FIRST HALF YEAR |

The Group's unaudited consolidated profit attributable to shareholders for the first half of 2003 amounted to HK$4,001 million. Earnings per share were HK$1.73.

| INTERIM DIVIDEND |

The Directors have declared an interim dividend for 2003 of HK$0.38 per share (HK$0.38 per share in 2002) to shareholders whose names appear on the Register of Members of the Company on 16th October, 2003. The dividend will be paid on 17th October, 2003.

| PROSPECTS |

The local market sentiment and business environment, already plagued by the global economic slowdown, have been further hit by the fallout from the outbreak of Severe Acute Respiratory Syndrome ("SARS") which swept across Hong Kong in March this year. However, we expect the local economy will get back on track to a steady recovery in the second half year, as economic and business activities have gradually returned to normal after the virus was checked.

The Group's solid foundations, strong balance sheet and diversification initiatives have allowed the Group to weather transient upheavals in particular areas or industries, and enabled it to sustain steady growth in the difficult economic environment during the period.

While the short-term psychological impact of the SARS outbreak was felt in the local property market, the Group has continued with its sales schedules during the period with sales results being better than expected. The Hong Kong Government has affirmed its intention to have a stabilised market with steady growth, endorsing the importance of the property sector as a central pillar of the economy. Housing supply has been regulated following the moratorium on land sales – a favourable development paving the way for a healthier market and an equilibrium between supply and demand. Given the long-term housing demand and affordability of flat buyers, the property market is anticipated to improve steadily as confidence is restored.

Despite the sustained market consolidation, the Group will continue to secure reasonable returns through the active and prudent pursuit of quality property investments in Hong Kong. Acquisitions of prime sites will continue to be made by effective means and at reasonable prices to strengthen further its diversified landbank. In the meantime, the Group has actively rationalised its investment property portfolio to create better value and returns for shareholders. The sale in August of its interest in five retail shopping malls to Fortune Real Estate Investment Trust ("Fortune REIT") listed in Singapore was a recent example.

The Group also strives to extend further its presence in property markets outside Hong Kong, with focused expansion in the Mainland, the United Kingdom and Singapore. Active efforts are made to enrich its property portfolio with prime sites and quality projects with good potential, in line with the ongoing program of enhancing the Group's established position and market share in these markets.

The Group's rental income remained steady despite a general decline in rental rates in Hong Kong during the period. The Group will continue to rationalise its quality portfolio of rental properties to strengthen its solid base of steady recurrent earnings. Focus will be placed on the quality enhancement of the Group's investment properties, and the selective acquisition of suitable properties for long-term investment.

Rapid progress was reported for the value-added new tech businesses of the Group. This is exemplified by the remarkable strides made by CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences"), which has continued to launch new products and achieved profitability for the third consecutive quarter in only one year after listing. During the period under review, there was significant progress made in R&D for human health treatment products, especially those for AIDS and cancer. In addition, an immuno-enhancing nutraceutical product, VitaGain™, was launched in May 2003 and received an encouraging response. I am fully confident about the prospects for CK Life Sciences, underpinned by its active moves to strengthen further its R&D efforts, initiate product commercialisation and expand distribution networks.

The overall growth of Hutchison Whampoa Limited ("Hutchison Whampoa") has been driven mainly by its operations outside Hong Kong, with its local core businesses continuing to perform well. The 3G business is making good progress in Italy and the United Kingdom with a rising subscriber take-up rate, and is expected to deliver solid growth in 2003. In this initial stage, this start-up business may require a higher level of financial resources and manpower support – a normal pattern of development for all other long-term investments of Hutchison Whampoa over the years. We see promising prospects for the 3G business given its tremendous growth potential and the prudent, effective management of Hutchison Whampoa. With its healthy balance sheet, low debt-capital ratio, and ample cash reserves and cash inflow, Hutchison Whampoa is in a solid financial position to meet the funding requirements for the financing and development of the 3G business as well as all its other operations.

It is the Group's mission to seek every opportunity to maximise returns for shareholders, following traditional disciplines of active expansion combined with financial prudence. The Group is focused on optimising its management structure in finance, organisation and human resources, and establishing a corporate governance culture that gives balanced weight to shareholders' interest and management issues. In an ongoing drive to protect the shareholders' interest, a high level of transparency is demonstrated in the Group's operations.

I am optimistic about Hong Kong's long-term prospects despite the present difficulties and challenges facing the economy. A solid foothold for the steady recovery of the local economy is based on its sound fundamentals, coupled with the favourable conditions following the signing of the Closer Economic Partnership Arrangement between Hong Kong and the Mainland. Hong Kong will also benefit from a number of government policies recently announced in the Mainland that will provide further impetus to its immediate and long-term growth. The cornerstone of Hong Kong's resilience lies in its internal stability and unity. We can weather the present difficulties provided we make a concerted effort to strive for harmony and bring into full play all of our existing advantages.

The Cheung Kong Group's philosophy sustains its steady growth in close to 40 countries around the globe by being visionary, innovative and always at the forefront in creating opportunities. As part of the commitment to enhance its established position as a diversified global conglomerate, the Group will seize every opportunity both locally and globally to accelerate its further growth, strengthen its quality businesses and sharpen its unique competitive edge.

The Group is well-positioned to capitalise on the tremendous investment opportunities ahead and is equipped with ample capability for solid growth. Its diversification initiatives will ensure its stability and sustainability in times of economic boom or downturn, and guide it towards a more promising future. I am fully confident about the prospects for the Group.

Our excellent management team and diligent employees worldwide are a significant asset of the Group and a major force supporting our solid growth. I take this opportunity to extend my thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the period.

Li Ka-shing

Chairman

Hong Kong, 21st August, 2003

Management Discussion and Analysis

| BUSINESS REVIEW |

Major Business Activities

1. Developments completed in the First Half Year of 2003:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Banyan Garden Phase 1	New Kowloon Inland Lot No. 6320	73,490	Joint Venture
Queen's Terrace Towers 1 and 2	The Remaining Portion of Inland Lot No. 8897	43,130	Joint Venture
Laguna Verona Phase B Stages 3 to 5	Dongguan	35,310	47%
Le Parc (Huangpu Yayuan) Phase 3	Futian, Shenzhen	95,500	50%
Regency Park Phase 1A	Pudong Huamu, Shanghai	13,650	50%
The Summit	Xuhui, Shanghai	8,500	50%

2. Developments scheduled for completion during the Second Half Year of 2003:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Hampton Place	Kowloon Inland Lot No. 11107	52,070	100%
One Beacon Hill	New Kowloon Inland Lot No. 6277	72,480	100%
Princeton Tower	The Remaining Portions of Inland Lots Nos. 3999-4005	9,060	100%
Rambler Crest and Commercial/Hotel Development	Tsing Yi Town Lot No. 140	155,200	30%
Seasons Villas	The Remaining Portion and The Extension thereto of Lot No. 815 in D.D. 110 Kam Tin	10,320	100%
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
Oriental Plaza Phase IV Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District Beijing	47,000	33.3775%
Laguna Verona Phase B Stage 6	Dongguan	28,130	47%

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Le Parc (Huangpu Yayuan) Phase 4	Futian, Shenzhen	95,900	50%
Seasons Villas Phases 6 and 6A	Pudong Huamu, Shanghai	20,330	50%
The Summit and The Center	Xuhui, Shanghai	140,140	50%
Costa del Sol	Bayshore Road, Singapore	138,950	76%
Albion Riverside	London, the United Kingdom	36,680	45%

3. **New Acquisitions and Joint Developments and Other Major Events:**

(1) In March 2003, the sale of the Group's entire interest in the property holding company of Royal Garden in Fuzhou was completed.

(2) In May 2003, the Group, through its affiliate iBusinessCorporation, and the Commonwealth Bank Group announced the formation of a joint venture, namely AMTD Financial Planning Limited ("AMTD"). In co-operation with specialist suppliers and business partners, AMTD focuses exclusively on helping clients to meet their financial goals through professional and objective financial planning services.

(3) In June 2003, the Group executed the land grant with the Government in respect of the Former Marine Police Headquarters Site at Kowloon Inland Lot No. 11161, Salisbury Road, Tsim Sha Tsui. The site has an area of approximately 12,300 sq. m. and is planned for the development of heritage tourism facilities which comprise a total developable gross floor area of about 11,500 sq. m.

(4) In July 2003, the Group entered into agreements with respect to the sale of the Group's entire interest in five retail shopping malls in Hong Kong, namely The Metropolis Mall, Ma On Shan Plaza, The Household Center, Smartland and Jubilee Court Shopping Centre, to Fortune REIT, a Singapore unit trust. The completion of the disposal of interest in those shopping malls took place on 12th August, 2003.

(5) In August 2003, a wholly owned subsidiary of the Group subscribed for 129,685,000 units of Fortune REIT ("Units") at HK$4.75 per Unit representing approximately 27.4% of the total Units of Fortune REIT in issue immediately following such subscription. If the over-allotment option is exercised in full by the Global Co-ordinator of the initial public offering of Fortune REIT, the Units in which the Group is interested will be reduced to approximately 21.4% of the total Units of Fortune REIT. The Units of Fortune REIT were listed on the Main Board of the Singapore Exchange Securities Trading Limited on 12th August, 2003.

(6) During the period under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(7) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

Property Sales

Turnover of property sales for the first half year, including share of property sales of jointly controlled entities, was HK$4,304 million (2002 – HK$2,464 million), an increase of HK$1,840 million when compared to the same period last year, and comprised mainly the sale of residential units at The Metropolis Residence, Queen's Terrace, Banyan Garden in Hong Kong and Le Parc in the Mainland. Queen's Terrace (Towers 1 and 2), Banyan Garden (Phase 1) and Le Parc (Phase 3) were completed during the period and over 85% of the residential units were sold as of the period end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$479 million (2002 – HK$385 million), an increase of HK$94 million when compared to the same period last year. While property sales at Banyan Garden (Phase 1) and Le Parc (Phase 3) contributed to group profit for the period, the overall results from property sales were affected by lack of contribution from The Metropolis Residence and Queen's Terrace.

Contribution from property sales for the second half year will mainly come from the sale of residential units at One Beacon Hill, Vianni Cove and Rambler Crest in Hong Kong upon the completion of these projects. Over 60% of the residential units of these projects have been presold up to the period end date.

During the period, a few other projects were also offered for presale including The Cairnhill and Banyan Garden (Phases 2 and 3) in Hong Kong which will be completed in 2004. The presale results of these projects were better than expected and will make a contribution to group profit in the coming year.

Property Rental

Turnover of property rental for the first half year was HK$387 million (2002 – HK$393 million), a decrease of HK$6 million when compared to the same period last year. The Group's investment property portfolio comprises mainly retail shopping malls and commercial office properties in Hong Kong which accounted for approximately 37% and 34% respectively of the turnover of property rental for the period.

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$437 million (2002 – HK$366 million), an increase of HK$71 million when compared to the same period last year. Increase in contribution was mainly attributable to the increase in share of profits of jointly controlled entities as a result of the Group's increase in interest in various investment properties last year and the Group's investment properties being maintained at high occupancy rates.

During the period, the newly completed Victoria Mall at Tsim Sha Tsui was offered for lease. The Group has a 42.5% interest in this investment property which will make a contribution in the second half year.

Hotels and Serviced Suites

Turnover of hotels and serviced suites for the first half year was HK$184 million (2002 – HK$163 million), an increase of HK$21 million when compared to the same period last year. Increase in turnover was mainly as a result of the Horizon Suite Hotel in Hong Kong and the Sheraton Shenyang Lido Hotel in the Mainland commencing operation in the middle of 2002.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$2 million (2002 – HK$15 million), a decrease of HK$13 million when compared to the same period last year. Decrease in contribution was due to the SARS outbreak in Hong Kong and the Mainland which pushed occupancy down below normal levels. Operating conditions were difficult due to the travel warnings imposed by the World Health Organisation on a number of places including Hong Kong and Beijing.

With the removal of all the travel warnings after the virus was checked, the contribution from the Group's hotels and serviced suites should improve in the second half year.

Property and Project Management

Turnover of property and project management for the first half year was HK$98 million (2002 – HK$161 million), a decrease of HK$63 million when compared to the same period last year. Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$28 million (2002 – HK$29 million), a decrease of HK$1 million when compared to the same period last year. Decrease in turnover and contribution was attributable to the decrease in project management services rendered to joint development projects during the period.

While the contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. At the period end date, total floor area under the Group's property management was approximately 68 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the coming years.

Major Associates

The associated Hutchison Whampoa Group recorded unaudited consolidated profit after tax for the half year ended 30th June, 2003 of HK$6,067 million. The Hutchison Whampoa Group continued to perform well in a very competitive world economic environment, and all divisions (except the telecommunication division) reported EBIT growth.

The CK Life Sciences Group, another listed associate, achieved a net profit of HK$478,000 in the first six months of 2003. The CK Life Sciences Group, with its focus on environmental sustainability and human health, continued to make strong strides.

| FINANCIAL REVIEW |

Liquidity and Financing

During the period, the Group issued notes in the total amount of HK$503 million with three and ten years terms and redeemed notes in the amount of HK$2 billion due March this year. At the period end date, outstanding bonds and notes issued by the Group amounted to HK$7.6 billion.

Together with bank loans of HK$16.6 billion, the Group's total borrowings at the period end date were HK$24.2 billion, an increase of HK$2.3 billion from last year end date, and the maturity profile spread over a period of ten years with HK$2.4 billion repayable within one year, HK$19.4 billion within two to five years and HK$2.4 billion within six to ten years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$3.1 billion) over shareholders' funds, at 12.5% at the period end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the period end date, approximately 95% of the Group's borrowings was in HK$ with the balance in US$, SGD and RMB mainly for the purpose of financing projects outside Hong Kong. While the Group derives its revenue and maintains cash balances mainly in HK$, it ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of exposure to interest rate and exchange rate fluctuations.

Charges on Assets

At the period end date, certain assets of the Group with aggregate carrying value of HK$893 million, with no significant change from last year end date, were pledged to secure loan facilities utilised by subsidiaries.

Contingent Liabilities

At the period end date, the Group's contingent liabilities, with no significant change from last year end date, were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 46 years amounted to HK$4,562 million; and

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$2,969 million and HK$23 million respectively.

Employees

At the period end date, the Group employed approximately 6,100 employees for its principal businesses. The related employees' costs (excluding directors' emoluments) amounted to approximately HK$484 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Disclosure of Interests

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30th June, 2003, the interests or short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), to be notified to the Company and the Stock Exchange, were as follows:

1. **Long positions in Shares**

(a) The Company

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporation & founder of discretionary trusts	-	-	32,133,000 (Note 1)	825,661,744 (Note 2)	857,794,744	37.04%
Li Tzar Kuoi, Victor	Beneficial owner, interest of child or spouse, interest of controlled corporations & beneficiary of trusts	220,000	100,000	579,000 (Note 4)	825,661,744 (Note 2)	826,560,744	35.69%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	56,000	10,000	-	184,000 (Note 5)	250,000	0.01%
Kam Hing Lam	Beneficial owner	10,000	-	-	-	10,000	≈0%
Leung Siu Hon	Beneficial owner & interest of child or spouse	635,500	64,500	-	-	700,000	0.03%
Chow Kun Chee, Roland	Beneficial owner	65,600	-	-	-	65,600	≈0%
Hung Siu-lin, Katherine	Beneficial owner	20,000	-	-	-	20,000	≈0%
Yeh Yuan Chang, Anthony	Interest of child or spouse	-	384,000	-	-	384,000	0.02%

(b) Associated Corporations

Hutchison Whampoa Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporation & founder of discretionary trusts	–	–	6,193,000 (Note 1)	2,141,698,773 (Note 3)	2,147,891,773	50.38%
Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	1,086,770 (Note 4)	2,141,698,773 (Note 3)	2,142,785,543	50.26%
George Colin Magnus	Beneficial owner & interest of child or spouse	990,100	9,900	–	–	1,000,000	0.02%
Kam Hing Lam	Beneficial owner	60,000	–	–	–	60,000	≈0%
Leung Siu Hon	Beneficial owner & interest of child or spouse	11,000	28,600	–	–	39,600	≈0%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	2,010,875 (Note 8)	–	2,010,875	0.05%
Frank John Sixt	Beneficial owner	50,000	–	–	–	50,000	≈0%
Chow Kun Chee, Roland	Beneficial owner	49,931	–	–	–	49,931	≈0%
Hung Siu-lin, Katherine	Beneficial owner	34,000	–	–	–	34,000	≈0%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	100,000	–	–	100,000	≈0%
Chow Nin Mow, Albert	Beneficial owner	97	–	–	–	97	≈0%
Simon Murray	Beneficial owner & beneficiary of trust	25,000	–	–	17,000 (Note 9)	42,000	≈0%

Cheung Kong Infrastructure Holdings Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	1,912,109,945 (Note 6)	1,912,109,945	84.82%
Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	1,912,109,945 (Note 6)	1,912,109,945	84.82%
Kam Hing Lam	Beneficial owner	100,000	–	–	–	100,000	≃0%

CK Life Sciences Int'l., (Holdings) Inc.

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	1,880,005,715 (Note 1)	2,820,008,571 (Note 7)	4,700,014,286	73.36%
Li Tzar Kuoi, Victor	Beneficial owner & beneficiary of trusts	1,500,000	–	–	2,820,008,571 (Note 7)	2,821,508,571	44.04%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	502,240	400	–	7,360 (Note 5)	510,000	0.01%
Kam Hing Lam	Interest of child or spouse	–	4,150,000	–	–	4,150,000	0.06%
Chung Sun Keung, Davy	Beneficial owner	250,000	–	–	–	250,000	≃0%
Ip Tak Chuen, Edmond	Beneficial owner	1,500,000	–	–	–	1,500,000	0.02%
Pau Yee Wan, Ezra	Beneficial owner	600,000	–	–	–	600,000	0.01%
Woo Chia Ching, Grace	Beneficial owner	750,000	–	–	–	750,000	0.01%
Leung Siu Hon	Beneficial owner, interest of child or spouse & interest of controlled corporation	525,420	2,000	1,980 (Note 10)	–	529,400	0.01%

CK Life Sciences Int'l., (Holdings) Inc. *(continued)*

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,000,000 (Note 8)	–	1,000,000	0.02%
Frank John Sixt	Beneficial owner	600,000	–	–	–	600,000	0.01%
Chow Kun Chee, Roland	Beneficial owner	602,624	–	–	–	602,624	0.01%
Hung Siu-lin, Katherine	Beneficial owner	6,000	–	–	–	6,000	≈0%
Yeh Yuan Chang, Anthony	Beneficial owner	500,000	–	–	–	500,000	0.01%
Kwok Tun-li, Stanley	Interest of child or spouse	–	200,000	–	–	200,000	≈0%

Other Associated Corporations

			Number of Ordinary Shares					
Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Beautiland Company Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	100,000,000 (Note 11)	100,000,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	100,000,000 (Note 11)	100,000,000	100%
Jabrin Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	9,000 (Note 11)	9,000	90%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	9,000 (Note 11)	9,000	90%
Kobert Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	4,900 (Note 11)	4,900	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	4,900 (Note 11)	4,900	100%
Tsing-Yi Realty, Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	3,150,000 (Note 11)	3,150,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	3,150,000 (Note 11)	3,150,000	100%

Other Associated Corporations *(continued)*

Name of Company	Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Tosbo Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	4 (Note 1)	6 (Note 12)	10	100%
Hutchison Harbour Ring Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	5,000,000 (Note 8)	–	5,000,000	0.07%
Hutchison Telecommunications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	100,000	–	1,000,000 (Note 8)	–	1,100,000	0.16%

2. ## Long Positions in Underlying Shares

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Telecommunications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	134,000 underlying shares under 134,000 5.5% unsecured convertible notes due 2007	–	1,340,001 underlying shares under 1,340,001 5.5% unsecured convertible notes due 2007 (Note 8)	–	1,474,001 underlying shares under 1,474,001 5.5% unsecured convertible notes due 2007

3. ## Long Positions in Debentures

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa International (03/13) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$7,500,000 6.5% Notes due 2013 (Note 4)	–	US$7,500,000 6.5% Notes due 2013
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$32,050,000 6.5% Notes due 2013 (Note 8)	–	US$32,050,000 6.5% Notes due 2013

Notes:

(1) Such interests are held by certain companies of which Mr. Li Ka-shing is interested in the entire issued share capital.

(2) The two references to 825,661,744 shares relate to the same block of shares in the Company. Mr. Li Ka-shing is the settlor of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2"). Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT1 and DT2 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and companies controlled by TUT1 as trustee of UT1 ("TUT1 related companies") hold a total of such 825,661,744 shares.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of the Company by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of the Company independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Unity Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT1 and DT2, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a Director of the Company and has no duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(3) The two references to 2,141,698,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. By virtue of the interests in the shares of the Company in relation to which each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has a duty of disclosure under the SFO in the issued share capital of the Company as described in Note (2) above and as a Director of the Company, they are taken to have a duty of disclosure in relation to the said shares of HWL under the SFO; and

(b) 11,496,000 shares held by Li Ka-Shing Castle Trustee Company Limited ("TUT3") as trustee of The Li Ka-Shing Castle Trust ("UT3") and by a company controlled by TUT3 as trustee of UT3 ("TUT3 related company"). Mr. Li Ka-shing is the settlor of each of the two discretionary trusts ("DT3" and "DT4"). Each of Li Ka-Shing Castle Trustee Corporation Limited ("TDT3", which is the trustee of DT3) and Li Ka-Shing Castle Trustcorp Limited ("TDT4", which is the trustee of DT4) holds units in UT3 but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT3 and DT4 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard.

The entire issued share capital of TUT3 and the trustees of DT3 and DT4 are owned by Li Ka-Shing Castle Holdings Limited ("Castle Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco. TUT3 is only interested in the shares of HWL by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of HWL independently without any reference to Castle Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Castle Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT3 and DT4 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT3 and DT4, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HWL held by TUT3 as trustee of UT3 and TUT3 related company under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco and is a discretionary beneficiary of each of DT3 and DT4, he is not a Director of the Company and has no duty of disclosure in relation to the shares of HWL held by TUT3 as trustee of UT3 and TUT3 related company under the SFO.

(4) Such interests are held by certain companies of which Mr. Li Tzar Kuoi, Victor is interested in the entire issued share capital.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares of CKI held by the subsidiary of HWL under the SFO; and

(b) 5,428,000 shares held by TUT1 as trustee of UT1. By virtue of the deemed interests in TUT1 as trustee of UT1 as described in Note (2) above, each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor is taken to have a duty of disclosure in relation to such shares of CKI under the SFO.

(7) The two references to 2,820,008,571 shares in CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") relate to the same block of shares which are held by a subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are taken to have a duty of disclosure in relation to such shares of CKLS held by the subsidiary of the Company by virtue of their deemed interests in the shares of the Company as described in Note (2) above under the SFO.

(8) Such interests are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(9) Such interests are held by an offshore family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

(10) Such interests are held by a company which is wholly owned by Mr. Leung Siu Hon and his wife.

(11) These are subsidiaries of the Company and such shares are held through the Company and TUT1 as trustee of UT1. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and TUT1 as trustee of UT1 as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares under the SFO.

(12) These shares are held by a subsidiary of the Company. By virtue of the deemed interests in the shares of the Company as described in Note (2) above and as a Director of the Company, Mr. Li Ka-shing is taken to have a duty of disclosure in relation to such shares under the SFO.

As at 30th June, 2003, by virtue of their deemed interests in the shares of the Company as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SFO.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Save as disclosed above, none of the Directors or chief executives of the Company had, as at 30th June, 2003, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Listing Rules.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Director or chief executive of the Company, as at 30th June, 2003, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

1. Long positions of substantial shareholders in the shares of the Company

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	825,661,744 (Note)	35.65%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of trust	825,661,744 (Note)	35.65%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of trust	825,661,744 (Note)	35.65%

2. **Long positions of other persons in the shares of the Company**

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Templeton Global Advisors Ltd.	Investment manager	124,748,636	5.39%

Note: The three references to 825,661,744 shares relate to the same block of shares in the Company. Each of TUT1 as trustee of UT1, TDT1 as trustee of DT1 and TDT2 as trustee of another discretionary trust is taken to have a duty of disclosure in relation to the said shares of the Company as described in Note (2) under the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the SFO.

Save as disclosed above, as at 30th June, 2003, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Other Information

| AUDIT COMMITTEE |

The Group's interim report for the six months ended 30th June, 2003 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee since its establishment and it meets at least twice each year.

| PURCHASE, SALE OR REDEMPTION OF SHARES |

The Company has not redeemed any of its shares during the six months ended 30th June, 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

| CODE OF BEST PRACTICE |

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Interim Financial Statements

Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

	Note	(Unaudited) 2003 HK$ Million	2002 (Restated) HK$ Million
Turnover	(2)	**4,973**	3,181
Group turnover		**2,813**	1,309
Investment and other income		**560**	773
Operating costs			
Property and related costs		**(1,817)**	(493)
Salaries and related expenses		**(311)**	(350)
Interest expenses		**(286)**	(318)
Other expenses		**(127)**	(147)
		(2,541)	(1,308)
Share of results of jointly controlled entities		**233**	214
Operating profit		**1,065**	988
Share of results of associates		**3,554**	3,379
Profit before taxation	(3)	**4,619**	4,367
Taxation	(4)	**(624)**	(528)
Profit after taxation		**3,995**	3,839
Minority interests		**6**	13
Profit attributable to shareholders		**4,001**	3,852
Dividends			
Interim dividend of HK$0.38 (2002 – HK$0.38) per share		**880**	880
Earnings per share	(5)	**HK$1.73**	HK$1.66

Consolidated Balance Sheet

As at 30th June, 2003

	(Unaudited) 30/6/2003 HK$ Million	(Audited) 31/12/2002 (Restated) HK$ Million
Non-current assets		
Fixed assets	**19,452**	19,016
Associates	**124,333**	123,780
Jointly controlled entities	**23,956**	25,857
Investments in securities	**8,632**	4,960
Long term loans	**873**	542
Deferred tax assets	**–**	44
	177,246	174,199
Current assets		
Investments in securities	**1,250**	900
Stock of properties	**18,394**	20,177
Debtors, deposits and prepayments	**1,409**	1,428
Bank balances and deposits	**3,065**	2,156
	24,118	24,661
Current liabilities		
Bank and other loans	**2,400**	2,618
Creditors and accruals	**1,985**	3,159
Provision for taxation	**545**	525
Net current assets	**19,188**	18,359
Total assets less current liabilities	**196,434**	192,558
Non-current liabilities		
Bank and other loans	**21,825**	19,255
Deferred tax liabilities	**338**	272
	22,163	19,527
Minority interests	**4,536**	4,483
Total net assets	**169,735**	168,548
Representing:		
Share capital	**1,158**	1,158
Share premium	**9,331**	9,331
Reserves	**2,117**	2,105
Retained profits	**156,249**	153,128
Dividend		
Interim dividend for 2003	**880**	–
Final dividend for 2002	**–**	2,826
Total shareholders' funds	**169,735**	168,548

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2003

	(Unaudited)	
	2003	2002 (Restated)
	HK$ Million	HK$ Million
Total shareholders' funds at 1st January, as previously reported	**171,012**	165,375
Prior year adjustments (note 1)		
Retained profits	**(2,039)**	(1,945)
Reserves	**(425)**	(305)
Total shareholders' funds at 1st January, as restated	**168,548**	163,125
Net profit for the period	**4,001**	3,852
Items recognised in reserves		
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	**12**	7
Final dividend paid	**(2,826)**	(2,826)
Total shareholders' funds at 30th June	**169,735**	164,158

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2003

	(Unaudited)	
	2003 HK$ Million	2002 HK$ Million
Net cash from operating activities	**2,934**	3,308
Net cash used in investing activities	**(4,095)**	(492)
Net cash from/(used in) financing activities	**2,070**	(1,413)
Net increase in cash and cash equivalents	**909**	1,403
Cash and cash equivalents at 1st January	**2,156**	1,575
Cash and cash equivalents at 30th June	**3,065**	2,978

Notes to Interim Financial Statements

(1) Basis of preparation

The interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" in Hong Kong. Save for changes described below due to adoption of revised SSAP which became effective during the period, the interim financial statements have been prepared based on the same principal accounting policies as those set out in the annual report 2002.

In prior years, tax deferred or accelerated by the effect of timing difference, between income and expenditure recognised in the accounts and for tax purposes, was provided using the liability method to the extent that it is probable that a liability or an asset will crystallise.

In order to comply with SSAP12 (revised) "Income Taxes" which became effective from 1st January, 2003 in Hong Kong, the Group's accounting policy for deferred tax was changed. Deferred tax liabilities are provided in full on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

The change of accounting policy mentioned above has been applied retrospectively. As a result and incorporating the Group's share of Hutchison Whampoa Limited's adjustments due to adoption of SSAP12 (revised), the profit attributable to shareholders was increased by HK$50 million for the six months ended 30th June, 2003 and was decreased by HK$64 million for the six months ended 30th June, 2002; retained profits and reserves at 1st January, 2003 were reduced by HK$2,039 million and HK$425 million respectively; and retained profits and reserves at 1st January, 2002 were reduced by HK$1,945 million and HK$305 million respectively. Certain comparative figures have been restated accordingly.

(2) Turnover and contribution

Turnover of the Group by operating activities for the period are as follows:

	Six months ended 30th June	
	2003	2002
	HK$ Million	HK$ Million
Property sales	**2,144**	592
Property rental	**387**	393
Hotels and serviced suites	**184**	163
Property and project management	**98**	161
Group turnover	**2,813**	1,309
Share of property sales of jointly controlled entities	**2,160**	1,872
Turnover	**4,973**	3,181

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

During the period, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland which accounted for approximately 17% of the turnover.

(2) Turnover and contribution *(continued)*

Profit contribution by operating activities for the period are as follows:

	Company and subsidiaries Six months ended 30th June		Jointly controlled entities and unlisted associates Six months ended 30th June		Total Six months ended 30th June	
	2003 HK$ Million	2002 HK$ Million	2003 HK$ Million	2002 HK$ Million	2003 HK$ Million	2002 HK$ Million
Property sales	**397**	171	**82**	214	**479**	385
Property rental	**302**	303	**135**	63	**437**	366
Hotels and serviced suites	**5**	20	**(3)**	(5)	**2**	15
Property and project management	**28**	31	**–**	(2)	**28**	29
	732	525	**214**	270	**946**	795
Investment and finance					**522**	594
Interest expenses					**(286)**	(318)
Others					**(6)**	(71)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					**(212)**	(132)
Minority interests					**6**	13
Share of net profit of Hutchison Whampoa Limited					**3,031**	2,971
Profit attributable to shareholders					**4,001**	3,852

(3) Profit before taxation

	Six months ended 30th June	
	2003	2002
	HK$ Million	HK$ Million
Profit before taxation is arrived at after charging/(crediting):		
Interest expenses	**408**	464
Less: Interest capitalised	**(122)**	(146)
	286	318
Costs of properties sold	**1,608**	392
Depreciation	**57**	48
Net realised and unrealised holding gains on other investments	**(594)**	(311)

(4) Taxation

	Six months ended 30th June	
	2003	2002
	HK$ Million	HK$ Million
Company and subsidiaries		
Hong Kong profits tax	**23**	21
Overseas tax	**4**	4
Deferred tax	**110**	37
Share of taxation		
Jointly controlled entities	**72**	64
Associates	**415**	402
	624	528

Hong Kong profits tax has been provided for at the rate of 17.5% (2002 – 16%) on the estimated assessable profits for the period. Overseas tax has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned. Deferred tax has been provided on temporary differences using the current applicable rates.

(5) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2002 – 2,316,164,338 shares) in issue during the period.

(6) Ageing analyses of trade debtors and trade creditors

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	30/6/2003 HK$ Million	31/12/2002 HK$ Million
Current to one month	**315**	285
Two to three months	**23**	8
Over three months	**22**	20
	360	313

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	30/6/2003 HK$ Million	31/12/2002 HK$ Million
Current to one month	**482**	1,487
Two to three months	**21**	8
Over three months	**9**	4
	512	1,499

(7) Related party transactions

During the period and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. At the balance sheet date, advances made to/received from associates amounted to HK$433 million and HK$21 million respectively, and advances made to/received from jointly controlled entities amounted to HK$20,431 million and HK$161 million respectively. Guarantees provided by the Group for bank loans utilised by jointly controlled entities amounted to HK$2,969 million.

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the interim financial statements.

(8) Events after the balance sheet date

In August 2003, the Group disposed of its entire interests in five retail shopping malls in Hong Kong to Fortune Real Estate Investment Trust, a Singapore based unit trust, for a total cash consideration of approximately HK$2.3 billion.

(9) Review of interim financial statements

The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

Notice of Payment of Interim Dividend, 2003

The Board of Directors of Cheung Kong (Holdings) Limited announces that the Group's unaudited consolidated profit attributable to shareholders for the six months ended 30th June, 2003 amounted to HK$4,001 million which represents earnings of HK$1.73 per share. The Directors have declared an interim dividend for 2003 of HK$0.38 per share to shareholders whose names appear on the Register of Members of the Company on 16th October, 2003. The dividend will be paid on 17th October, 2003.

The Register of Members of the Company will be closed from Thursday, 9th October, 2003 to Thursday, 16th October, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 8th October, 2003.

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 21st August, 2003

Cheung Kong (Holdings) Limited
長江實業(集團)有限公司

延展堅穩實力
突破固有領域

二零零三年度中期報告書

此二零零三年度中期報告書（英文及中文版）（「二零零三年度中期報告書」）已於本公司網頁http://www.ckh.com.hk登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、財務摘要報告（如適用）、中期報告書、會議通告及通函）以代替其印刷本之股東，均可要求索取二零零三年度中期報告書之印刷本。

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目錄

- 按計劃推售優質物業，銷售成績勝預期。
- 強化香港及海外地產業務，持續鞏固市場地位。
- 重整投資物業組合，維持穩定租金收益及提高股東股本回報。
- 和記黃埔之3G業務發展良好，全球客戶已超越五十萬。
- 集團可投資機會極為豐富，業務可從容發展，進退自如。

董事會主席業務報告

上半年度業績

二零零三年度本集團上半年會計結算，未經審核之綜合股東應佔溢利為港幣四十億一百萬元。每股溢利為港幣一元七角三分。

中期派息

董事會宣佈派發二零零三年度中期股息每股港幣三角八分（二零零二年度每股港幣三角八分），給予二零零三年十月十六日已登記在股東名冊內之股東。上述中期股息將於二零零三年十月十七日派發。

業務展望

香港三月爆發非典型肺炎，對整體經濟及氣氛造成衝擊，並深化全球經濟放緩及內部經濟轉型對各行各業之壓力，惟隨著有關情況得以受控，本地經濟及商貿活動已逐步重返正軌，預料整體經濟於下半年將穩步改善。

憑藉堅穩業務根基、充裕財務實力，以及多元化的業務範疇及經營地域，集團未因個別地區及行業的短暫性波動而受影響，期內整體業務繼續穩健邁進。

儘管物業市場受非典型肺炎的短期心理影響，集團期內仍按計劃推售項目，銷售成績勝預期。政府已確定地產為香港經濟支柱及決心令樓市穩中回升，樓宇供應透過政府暫停賣地亦漸趨規範化，長遠有利樓市供求平衡及健康發展。鑑於市場存在長遠住屋需求及市民置業負擔能力，當市民信心恢復後樓市將可穩步復甦。

本地物業市場仍在整固中，惟集團繼續以積極審慎的態度拓展本港地產業務，以合理價格及具效益之方式積極購入優質土地，持續拓展多元化土地儲備，為集團創造合理回報。同時集團亦積極重整投資物業組合，於今年八月向在新加坡上市的置富產業信託出售旗下五間商場權益，為股東創富增值，提高股本回報。

集團亦將進一步強化香港以外地區之地產業務，尤以內地、英國及新加坡為重點拓展市場，積極物色具發展潛力的優質土地及發展項目，以提升市場地位及佔有率。

本地整體租金水平期內有所下調，惟集團租務物業之租金收益維持穩定。集團將繼續重整優質收租物業組合，致力提升投資物業質素，並積極物色及購置合適的項目作長線投資，以擴闊及穩固租金溢利來源。

集團各項高增值之新科技業務持續迅速發展，尤以長江生命科技集團有限公司（「長江生命科技」）的進展最為突出。期內就治療愛滋病及癌症等有關人類健康產品之科研上，獲重大進展，而於今年五月成功推出旨在提升免疫力之保健產品－唯健™免疫素，亦獲良好市場反應。長江生命科技於上市短短一年即陸續推出新產品，並連續三季錄得營運溢利，整體表現令人鼓舞。長江生命科技今後將持續加強產品研發、積極推售創新產品及擴闊銷售網絡，本人對其長遠發展前景充滿信心。

和記黃埔有限公司（「和記黃埔」）的業務增長主要來自香港以外，而本地核心業務亦持續表現理想。於意大利及英國的3G業務已踏上軌道，客戶數目繼續增長，預期整體3G業務今年將有理想表現。一如以往和記黃埔其他所有新開展的長期發展，3G業務在創建初期或需較大的財務及人力資源配合，經妥善經營及管理，將可發揮龐大增長潛力，展現秀麗的發展前景。和記黃埔財務狀況健康及資本負債比率偏低，並備有充裕現金與現金流入，以配合有關融資及推動3G與其他業務的資金需求。

集團的業務宗旨是以積極的投資方針，配合穩健的財務策略，為股東謀取最大增值機會。集團在財務、組織及人才管理方面力臻完善的同時，亦致力建立令股東權益與公司管理取得平衡之企業管治架構，確保業務運作維持高透明度，使股東權益獲得合理保障。

綜觀香港目前的經濟環境，確實面對部分困難及挑戰，惟香港基調仍然穩固，中港簽訂更緊密經貿關係安排將為本港經濟締造有利的復甦條件，再加國家一連串對本港極為有利之政策，將為本港帶來即時及長期有利之機會，只要港人繼續團結一致，努力加強本港的內部穩定及凝聚力，共同建立和諧的營商環境及發揮香港既有優勢，香港定能克服當前的嚴峻困難，走出經濟困境。本人深信，香港的長遠發展前景依然樂觀。

前瞻未來、革新求變、創造機遇，是長江集團在全球近四十個國家持續穩健發展的經營方針。集團將積極把握香港及海外每一個可推動增長的投資機遇，持續強化優質業務，加強企業特有優勢，進一步提升作為多元化環球綜合企業的國際地位。

無論面對宏觀經濟順境或逆境，集團多元化的發展方針將確保集團業務的穩健性及持續性。本人充滿信心，集團除業務展望極佳，可投資機會亦極為豐富，使業務可從容發展，進退自如，未來前景樂觀。

優秀領導層及分佈全球之忠心員工，一直是集團的重大無形資產，更是推動集團跨步向前的最大動力。本人謹藉此機會，對董事會同仁及本集團各部門員工期內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席

李嘉誠

香港，二零零三年八月二十一日

管理層討論及分析

| 業務回顧 |

主要業務活動

一. 二零零三年上半年度已完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
泓景臺第1期	新九龍內地段6320號	73,490	合作發展
帝后華庭第1及2座	內地段8897號之剩餘部分	43,130	合作發展
海逸豪庭B期第三至五階段	東莞	35,310	47%
黃埔雅苑第3期	深圳福田區	95,500	50%
御翠園第1A期	上海浦東花木	13,650	50%
匯賢居	上海徐匯區	8,500	50%

二. 二零零三年下半年度內預期完成之物業：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
凱帆軒	九龍內地段11107號	52,070	100%
畢架山一號	新九龍內地段6277號	72,480	100%
普頓臺	內地段3999號至4005號之剩餘部分	9,060	100%
藍澄灣及商業/酒店發展項目	青衣市地段140號	155,200	30%
四季雅苑	錦田丈量約分110段815號之剩餘及延伸部分	10,320	100%
慧景軒	天水圍市地段27號	74,500	60%
東方廣場第四期服務式住宅	北京東城區東長安街1號	47,000	33.3775%
海逸豪庭B期第六階段	東莞	28,130	47%

名稱	地點	上蓋樓面總面積(平方米)	本集團所佔權益
黃埔雅苑第4期	深圳福田區	95,900	50%
四季雅苑第6及6A期	上海浦東花木	20,330	50%
匯賢居及世紀商貿廣場	上海徐匯區	140,140	50%
旭日灣	新加坡碧灣路	138,950	76%
Albion Riverside	英國倫敦	36,680	45%

三. **購入或合作發展之主要物業及其他主要業務：**

(一) 於二零零三年三月，本集團完成出售持有福州衣錦華庭之物業控股公司之全部權益。

(二) 於二零零三年五月，本集團透過聯屬公司滙網集團與澳洲聯邦銀行集團宣佈合作成立尚乘財富策劃有限公司(「尚乘財富策劃」)。尚乘財富策劃透過與不同產品供應商及業務夥伴合作，為客戶提供專業而客觀的財富策劃服務。

(三) 於二零零三年六月，本集團與政府就尖沙咀梳士巴利道九龍內地段11161號前水警總部簽署批地契約。該地盤面積約一萬二千三百平方米，可建樓面面積約一萬一千五百平方米。有關土地將興建文物旅遊設施項目。

(四) 於二零零三年七月，本集團就出售其於香港五間零售商場之全部權益予置富產業信託而簽訂多項協議。該五間零售商場為都會商場、馬鞍山廣場、盈暉家居城、創意無限商場及銀禧閣商場。置富產業信託為一項於新加坡註冊的單位信託基金。有關出售上述商場之權益已於二零零三年八月十二日完成。

(五) 於二零零三年八月，本集團一全資附屬公司以每單位港幣4.75元之認購價認購129,685,000置富產業信託單位，佔置富產業信託發行之全部單位約27.4%。倘置富產業信託公開認購之全球協調人悉數行使超額配股權，本集團擁有權益之單位數目將減少至佔置富產業信託之全部單位約21.4%。置富產業信託之單位於二零零三年八月十二日在新加坡交易所主板掛牌上市。

(六) 期內本集團繼續購入具發展潛力之農地，部分農地現正進行不同階段之規劃設計及作出有關申請。

(七) 集團在內地的出售或出租地產項目均如期發展。

物業銷售

上半年度物業銷售之營業額（包括攤佔共同發展公司之物業銷售額）為港幣四十三億四百萬元（二零零二年－港幣二十四億六千四百萬元），比去年同期增加港幣十八億四千萬元。物業銷售營業額主要來自本港之都會軒、帝后華庭、泓景臺及內地之黃埔雅苑住宅單位銷售。帝后華庭（第一及二座）、泓景臺（第一期）及黃埔雅苑（第三期）於期內完成，截至中期結算日，超過百分之八十五住宅單位經已售出。

物業銷售收益（包括攤佔共同發展公司之物業銷售收益）為港幣四億七千九百萬元（二零零二年－港幣三億八千五百萬元），比去年同期增加港幣九千四百萬元。泓景臺（第一期）及黃埔雅苑（第三期）之物業銷售為上半年度集團溢利帶來收益，惟整體物業銷售收益受都會軒及帝后華庭缺乏收益貢獻所影響。

下半年度之物業銷售收益主要會來自位於本港及即將完成之畢架山一號、慧景軒及藍澄灣之住宅單位銷售。截至中期結算日，上述項目之住宅單位超過百分之六十經已預售。

期內，多個項目進行預售，包括本港之朗逸峯和泓景臺（第二及三期），成績比預期理想。該等項目將於二零零四年完成，為集團來年溢利作出貢獻。

物業租務

上半年度物業租務之營業額為港幣三億八千七百萬元(二零零二年－港幣三億九千三百萬元),比去年同期減少港幣六百萬元。本集團之投資物業組合主要包括位於本港之購物商場及商用寫字樓物業,分別佔上半年度物業租務之營業額約百分之三十七及百分之三十四。

物業租務之收益(包括攤佔共同發展公司及非上市聯營公司之損益)為港幣四億三千七百萬元(二零零二年－港幣三億六千六百萬元),比去年同期增加港幣七千一百萬元。收益上升主要因為本集團於去年增持若干投資物業之權益,以致攤佔共同發展公司之溢利有所增加及本集團投資物業維持高租用率。

期內,位於尖沙咀新近落成之港景匯商場進行招租。本集團持有該投資物業百分之四十二點五權益,將於下半年度提供收益。

「酒店及套房服務組合」

上半年度「酒店及套房服務組合」之營業額為港幣一億八千四百萬元(二零零二年－港幣一億六千三百萬元),比去年同期增加港幣二千一百萬元。營業額上升主要因為本港之海澄軒－海景酒店及內地之瀋陽麗都喜來登飯店於二零零二年中投入營運。

「酒店及套房服務組合」之收益（包括攤佔共同發展公司及非上市聯營公司之損益）為港幣二百萬元（二零零二年－港幣一千五百萬元），比去年同期減少港幣一千三百萬元。收益下跌是因為非典型肺炎在本港及內地爆發，導致入住率低於正常水平，而世界衛生組織對某些地區，包括香港和北京，發出旅遊警告，令經營環境困難。

隨著病症受控及旅遊警告全面撤銷，本集團之「酒店及套房服務組合」於下半年應有較佳收益。

物業及項目管理

上半年度物業及項目管理之營業額為港幣九千八百萬元（二零零二年－港幣一億六千一百萬元），比去年同期減少港幣六千三百萬元。物業及項目管理之收益（包括攤佔共同發展公司及非上市聯營公司之損益）為港幣二千八百萬元（二零零二年－港幣二千九百萬元），比去年同期減少港幣一百萬元。營業額及收益減少是由於為合作發展項目所提供之項目管理服務於期內有所減少。

物業管理之收益雖屬輕微，本集團仍會致力提供優質服務予集團所管理之物業。於中期結算日，本集團管理之物業總面積達六千八百萬平方呎，預期總面積會隨著本集團之物業發展項目於未來相繼落成而平穩增長。

主要聯營公司

本集團聯營公司和記黃埔集團截至二零零三年六月三十日止半年度未經審核之除稅後綜合溢利為港幣六十億六千七百萬元。和記黃埔集團面對環球激烈競爭仍錄得良好業績，各類核心業務（除電訊業務）均錄得未扣除利息支出及稅項前盈利增長。

本集團另一聯營公司長江生命科技集團於本年度首六個月錄得純利港幣四十七萬八千元。長江生命科技集團專注解決「環境可持續發展」及「人類健康」問題，整體業務持續向前邁進。

| 財 務 概 覽 |

資金流動性及融資

期內，集團發行為期三年及十年之票據總額港幣五億三百萬元，並贖回於本年三月到期之票據港幣二十億元。於中期結算日，集團已發行而未到期之債券及票據達港幣七十六億元。

連同銀行借款港幣一百六十六億元，集團於中期結算日之總借款為港幣二百四十二億元，較去年年底增加港幣二十三億元，還款期攤分十年：於一年內到期借款為港幣二十四億元，於二至五年內到期借款為港幣一百九十四億元，於六至十年內到期借款為港幣二十四億元。

集團繼續維持低資本與負債比率，於中期結算日為百分之十二點五，以集團淨借款（已減除現金及銀行存款港幣三十一億元）佔股東權益總額為計算基準。

集團擁有現金及可買賣證券，加上未動用銀行貸款額，其資金流動性持續穩健，有足夠財務資源以應付承約及營運需求。

理財政策

集團對管理外匯風險保持審慎態度。於中期結算日，本集團之借款約百分之九十五為港幣，其餘為美元、新加坡元及人民幣，主要為香港以外項目融資之用。集團之收益及現金結存主要以港幣為基礎，惟集團亦確保其面對之匯率波動風險降至最低。

集團借款主要以浮息為基礎。至於集團已發行之定息債券及票據，集團已安排利率掉期合約，將利率轉成以浮息為基礎。

在適當時候及於利率或匯率不明朗或變化大時，集團會利用對沖工具(如掉期合約及遠期合約)以抵銷利率及匯率波動之風險。

資產按揭

於中期結算日，集團為附屬公司之借款作抵押之若干資產總賬面值為港幣八億九千三百萬元，較去年年底並無重大改變。

或有負債

於中期結算日，集團之或有負債如下，較去年年底並無重大改變：

(一) 攤佔共同發展公司為一合作經營企業在未來四十六年向合作方應付保證利潤作出擔保之或有負債總額達港幣四十五億六千二百萬元；及

(二) 為共同發展公司及聯繫公司已動用之銀行借款分別達港幣二十九億六千九百萬元及港幣二千三百萬元作出擔保。

僱員

於中期結算日，集團於其主要業務僱用約六千一百名員工，期內有關僱員開支(不包括董事酬金)約港幣四億八千四百萬元。集團確保僱員薪酬維持競爭性，僱員之薪酬及花紅，以僱員個別之表現釐定。集團並無僱員認購股權計劃。

披露權益資料

董事於股份、相關股份及債券之權益及淡倉

於二零零三年六月三十日，本公司董事及最高行政人員於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）的股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及香港聯合交易所有限公司（「聯交所」）的權益或淡倉（包括彼等根據證券及期貨條例之該等條文被假設或視為擁有之權益或淡倉），或記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據香港聯合交易所有限公司證券上市規則（「上市規則」）須知會本公司及聯交所的權益或淡倉如下：

一. 於股份之好倉

(a) 本公司

		普通股股數					
董事姓名	身分	個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	受控制公司之權益及全權信託之成立人	–	–	32,133,000（附註1）	825,661,744（附註2）	857,794,744	37.04%
李澤鉅	實益擁有人、子女或配偶權益、受控制公司之權益及信託受益人	220,000	100,000	579,000（附註4）	825,661,744（附註2）	826,560,744	35.69%
麥理思	實益擁有人、子女或配偶權益及信託受益人	56,000	10,000	–	184,000（附註5）	250,000	0.01%
甘慶林	實益擁有人	10,000	–	–	–	10,000	≃0%
梁肇漢	實益擁有人及子女或配偶權益	635,500	64,500	–	–	700,000	0.03%
周近智	實益擁有人	65,600	–	–	–	65,600	≃0%
洪小蓮	實益擁有人	20,000	–	–	–	20,000	≃0%
葉元章	子女或配偶權益	–	384,000	–	–	384,000	0.02%

(b) **相聯法團**

和記黃埔有限公司

		普通股股數					
董事姓名	**身分**	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總數**	**佔股權之概約百分比**
李嘉誠	受控制公司之權益及全權信託之成立人	–	–	6,193,000 (附註1)	2,141,698,773 (附註3)	2,147,891,773	50.38%
李澤鉅	受控制公司之權益及信託受益人	–	–	1,086,770 (附註4)	2,141,698,773 (附註3)	2,142,785,543	50.26%
麥理思	實益擁有人及子女或配偶權益	990,100	9,900	–	–	1,000,000	0.02%
甘慶林	實益擁有人	60,000	–	–	–	60,000	≈0%
梁肇漢	實益擁有人及子女或配偶權益	11,000	28,600	–	–	39,600	≈0%
霍建寧	受控制公司之權益	–	–	2,010,875 (附註8)	–	2,010,875	0.05%
陸法蘭	實益擁有人	50,000	–	–	–	50,000	≈0%
周近智	實益擁有人	49,931	–	–	–	49,931	≈0%
洪小蓮	實益擁有人	34,000	–	–	–	34,000	≈0%
葉元章	子女或配偶權益	–	100,000	–	–	100,000	≈0%
周年茂	實益擁有人	97	–	–	–	97	≈0%
馬世民	實益擁有人及信託受益人	25,000	–	–	17,000 (附註9)	42,000	≈0%

長江基建集團有限公司

董事姓名	身分	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	全權信託之成立人	–	–	–	1,912,109,945 (附註6)	1,912,109,945	84.82%
李澤鉅	信託受益人	–	–	–	1,912,109,945 (附註6)	1,912,109,945	84.82%
甘慶林	實益擁有人	100,000	–	–	–	100,000	≈0%

長江生命科技集團有限公司

董事姓名	身分	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	受控制公司之權益及全權信託之成立人	–	–	1,880,005,715 (附註1)	2,820,008,571 (附註7)	4,700,014,286	73.36%
李澤鉅	實益擁有人及信託受益人	1,500,000	–	–	2,820,008,571 (附註7)	2,821,508,571	44.04%
麥理思	實益擁有人、子女或配偶權益及信託受益人	502,240	400	–	7,360 (附註5)	510,000	0.01%
甘慶林	子女或配偶權益	–	4,150,000	–	–	4,150,000	0.06%
鍾慎強	實益擁有人	250,000	–	–	–	250,000	≈0%
葉德銓	實益擁有人	1,500,000	–	–	–	1,500,000	0.02%
鮑綺雲	實益擁有人	600,000	–	–	–	600,000	0.01%
吳佳慶	實益擁有人	750,000	–	–	–	750,000	0.01%
梁肇漢	實益擁有人、子女或配偶權益及受控制公司之權益	525,420	2,000	1,980 (附註10)	–	529,400	0.01%

長江生命科技集團有限公司（續）

		普通股股數					
董事姓名	身分	個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
霍建寧	受控制公司之權益	–	–	1,000,000 (附註8)	–	1,000,000	0.02%
陸法蘭	實益擁有人	600,000	–	–	–	600,000	0.01%
周近智	實益擁有人	602,624	–	–	–	602,624	0.01%
洪小蓮	實益擁有人	6,000	–	–	–	6,000	≈0%
葉元章	實益擁有人	500,000	–	–	–	500,000	0.01%
郭敦禮	子女或配偶權益	–	200,000	–	–	200,000	≈0%

其他相聯法團

			普通股股數					
公司名稱	董事姓名	身分	個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
美地有限公司	李嘉誠	全權信託之成立人	–	–	–	100,000,000 (附註11)	100,000,000	100%
	李澤鉅	信託受益人	–	–	–	100,000,000 (附註11)	100,000,000	100%
Jabrin Limited	李嘉誠	全權信託之成立人	–	–	–	9,000 (附註11)	9,000	90%
	李澤鉅	信託受益人	–	–	–	9,000 (附註11)	9,000	90%
Kobert Limited	李嘉誠	全權信託之成立人	–	–	–	4,900 (附註11)	4,900	100%
	李澤鉅	信託受益人	–	–	–	4,900 (附註11)	4,900	100%
青衣地產有限公司	李嘉誠	全權信託之成立人	–	–	–	3,150,000 (附註11)	3,150,000	100%
	李澤鉅	信託受益人	–	–	–	3,150,000 (附註11)	3,150,000	100%

其他相聯法團（續）

公司名稱	董事姓名	身分	普通股股數：個人權益	普通股股數：家族權益	普通股股數：公司權益	普通股股數：其他權益	總數	佔股權之概約百分比
Tosbo Limited	李嘉誠	受控制公司之權益及全權信託之成立人	–	–	4（附註1）	6（附註12）	10	100%
和記港陸有限公司	霍建寧	受控制公司之權益	–	–	5,000,000（附註8）	–	5,000,000	0.07%
Hutchison Telecommunications (Australia) Limited	霍建寧	實益擁有人及受控制公司之權益	100,000	–	1,000,000（附註8）	–	1,100,000	0.16%

二. 於相關股份之好倉

公司名稱	董事姓名	身分	個人權益	家族權益	公司權益	其他權益	總數
Hutchison Telecommunications (Australia) Limited	霍建寧	實益擁有人及受控制公司之權益	134,000股相關股份（134,000份於2007年到期、息率5.5%無抵押可換股票據）	–	1,340,001股相關股份（1,340,001份於2007年到期、息率5.5%無抵押可換股票據）（附註8）	–	1,474,001股相關股份（1,474,001份於2007年到期、息率5.5%無抵押可換股票據）

三. 於債券之好倉

公司名稱	董事姓名	身分	個人權益	家族權益	公司權益	其他權益	總數
Hutchison Whampoa International (03/13) Limited	李澤鉅	受控制公司之權益	–	–	7,500,000美元於2013年到期、息率6.5%之票據（附註4）	–	7,500,000美元於2013年到期、息率6.5%之票據
	霍建寧	受控制公司之權益	–	–	32,050,000美元於2013年到期、息率6.5%之票據（附註8）	–	32,050,000美元於2013年到期、息率6.5%之票據

附註：

(1) 該等權益由李嘉誠先生擁有全部已發行股本之若干公司持有。

(2) 上述兩處所提及之825,661,744股本公司股份，實指同一股份權益。李嘉誠先生為The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之財產授予人。Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」，為DT1之信託人）及Li Ka-Shing Unity Trustcorp Limited（「TDT2」，為DT2之信託人）各自持有若干The Li Ka-Shing Unity Trust（「UT1」）單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。DT1及DT2之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Company Limited（「TUT1」）以UT1信託人身分及若干同為TUT1以UT1信託人身分控制之公司（「TUT1相關公司」）合共擁有該批825,661,744股股份。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有本公司之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有本公司股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於李嘉誠先生根據證券及期貨條例可能被視為DT1及DT2之全權信託成立人，而李澤鉅先生則為DT1及DT2之全權信託可能受益人，根據上文所述及身為本公司董事，李嘉誠先生及李澤鉅先生根據證券及期貨條例均被視為須就由TUT1以UT1信託人身分及TUT1相關公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一已發行股本及為DT1及DT2之全權信託可能受益人，惟李澤楷先生並非本公司董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之本公司股份申報權益。

(3) 上述兩處所提及之2,141,698,773股和記黃埔有限公司（「和記黃埔」）股份，實指同一股份權益，其中包括：

(a) 2,130,202,773股由本公司若干附屬公司持有。由於上文附註(2)所述李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就本公司已發行股本中之股份申報權益，根據證券及期貨條例，彼等身為本公司董事，須就該等和記黃埔股份申報權益；及

(b) 11,496,000股由Li Ka-Shing Castle Trustee Company Limited（「TUT3」）以The Li Ka-Shing Castle Trust（「UT3」）信託人身分及由TUT3以UT3信託人身分控制之公司（「TUT3相關公司」）持有。李嘉誠先生為兩個全權信託（「DT3」及「DT4」）之財產授予人。Li Ka-Shing Castle Trustee Corporation Limited（「TDT3」，為DT3之信託人）及Li Ka-Shing Castle Trustcorp Limited（「TDT4」，為DT4之信託人）各自持有若干UT3單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。DT3及DT4之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。

TUT3及DT3與DT4信託人之全部已發行股本由Li Ka-Shing Castle Holdings Limited（「Castle Holdco」）擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Castle Holdco三分之一全部已發行股本。TUT3擁有和記黃埔之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有和記黃埔股份權益之權力而毋須向Castle Holdco或上文所述之Castle Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於李嘉誠先生根據證券及期貨條例可能被視為 DT3 及 DT4 之全權信託成立人，而李澤鉅先生則為 DT3 及 DT4 之全權信託可能受益人，根據上文所述及身為本公司董事，李嘉誠先生及李澤鉅先生根據證券及期貨條例均被視為須就由 TUT3 以 UT3 信託人身分及 TUT3 相關公司持有之該等和記黃埔股份申報權益。雖然李澤楷先生擁有 Castle Holdco 三分之一已發行股本及為 DT3 及 DT4 之全權信託可能受益人，惟李澤楷先生並非本公司董事，因此根據證券及期貨條例毋須就 TUT3 以 UT3 信託人身分及 TUT3 相關公司持有之和記黃埔股份申報權益。

(4) 該等權益由李澤鉅先生擁有全部已發行股本之若干公司持有。

(5) 該等股份權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

(6) 上述兩處所提及之 1,912,109,945 股長江基建集團有限公司（「長江基建」）股份，實指同一股份權益，其中包括：

(a) 1,906,681,945 股由和記黃埔一附屬公司持有。本公司之若干附屬公司持有和記黃埔三分之一以上已發行股本。根據證券及期貨條例，李嘉誠先生及李澤鉅先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份權益，均被視為須就由和記黃埔附屬公司持有之該等長江基建股份申報權益；及

(b) 5,428,000 股由 TUT1 以 UT1 信託人身分持有。根據證券及期貨條例，李嘉誠先生及李澤鉅先生因被視為持有上文附註 (2) 所述之TUT1 以 UT1 信託人身分之權益，均被視為須就該等長江基建股份申報權益。

(7) 上述兩處所提及之 2,820,008,571 股長江生命科技集團有限公司（「長江生命科技」）股份，實指由本公司一附屬公司持有之同一股份權益。根據證券及期貨條例，李嘉誠先生及李澤鉅先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份，均被視為須就由本公司附屬公司持有之該等長江生命科技股份申報權益。

(8) 該等權益由一間霍建寧先生及其妻子持有同等權益之公司持有。

(9) 該等權益由一海外家族信託基金持有，該信託基金之可能受益人包括馬世民先生。

(10) 該等權益由一間梁肇漢先生及其妻子全資擁有之公司持有。

(11) 該等公司為本公司附屬公司，其股份由本公司及 TUT1 以 UT1 信託人身分持有。根據證券及期貨條例，李嘉誠先生及李澤鉅先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份及 TUT1 以 UT1 信託人身分之權益，均被視為須就該等股份申報權益。

(12) 該等股份由本公司一附屬公司持有。根據證券及期貨條例，李嘉誠先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份，均被視為須就該等股份申報權益。

於二零零三年六月三十日，由於李嘉誠先生及李澤鉅先生被視為持有上文附註 (2) 所述之本公司股份及身為本公司董事，根據證券及期貨條例，李嘉誠先生及李澤鉅先生被視為持有經本公司持有之本公司附屬及聯營公司證券權益。

若干董事代本公司及其他附屬公司在若干附屬公司受託持有董事資格股份。

除上文所披露者外，於二零零三年六月三十日，本公司各董事或最高行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有根據證券及期貨條例第XV部第 7 及第 8 分部須知會本公司及聯交所的權益或淡倉(包括彼等根據證券及期貨條例之該等條文被假設或視為擁有的權益或淡倉)，或記載於本公司按證券及期貨條例第 352 條須置存之登記冊內的權益或淡倉，或根據上市規則須知會本公司及聯交所的權益或淡倉。

根據證券及期貨條例所披露之股東權益及淡倉

就本公司董事或最高行政人員所知，於二零零三年六月三十日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部的條文須向本公司披露或記載於本公司按證券及期貨條例第336條置存的登記冊內的權益或淡倉之股東（本公司董事或最高行政人員除外）如下：

一. 主要股東於本公司股份之好倉

股東名稱	身分	普通股股數	佔股權之概約百分比
身為 The Li Ka-Shing Unity Trust 信託人之 Li Ka-Shing Unity Trustee Company Limited	信託人	825,661,744（附註）	35.65%
身為 The Li Ka-Shing Unity Discretionary Trust 信託人之 Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	825,661,744（附註）	35.65%
身為另一全權信託的信託人之 Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	825,661,744（附註）	35.65%

二. 其他人士於本公司股份之好倉

股東名稱	身分	普通股股數	佔股權之概約百分比
Templeton Global Advisors Ltd.	投資經理	124,748,636	5.39%

附註： 上述三處所提及之825,661,744股本公司股份，實指同一股份權益。根據證券及期貨條例，TUT1 以UT1 信託人身分，TDT1 以DT1 信託人身分及TDT2 以另一全權信託的信託人身分，各被視為須就上文「董事於股份、相關股份及債券之權益及淡倉」一節之附註(2)所述之本公司股份申報權益。

除上文所披露者外，於二零零三年六月三十日，概無任何人士（本公司董事或最高行政人員除外）曾知會本公司擁有根據證券及期貨條例第XV部第 2 及第 3 分部之條文須向本公司披露或記載於本公司按證券及期貨條例第 336 條置存之登記冊內的本公司股份或相關股份之權益或淡倉。

其他資料

審核委員會

集團截至二零零三年六月三十日止六個月之中期報告，經已由審核委員會審閱。該審核委員會自成立以來均有定期會議，並須每年至少舉行兩次。

購入、出售或贖回股份

截至二零零三年六月三十日止六個月內，本公司並無贖回任何股份，而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

中期財務報表

綜合損益計算表

截至二零零三年六月三十日止六個月

	附註	（未經審核） 二零零三年 港幣百萬元	 二零零二年 （重列） 港幣百萬元
營業額	(2)	**4,973**	3,181
集團營業額		**2,813**	1,309
投資及其他收入		**560**	773
營運成本			
物業及有關成本		**(1,817)**	(493)
薪金及有關支出		**(311)**	(350)
利息支出		**(286)**	(318)
其他支出		**(127)**	(147)
		(2,541)	(1,308)
攤佔共同發展公司之損益		**233**	214
營業溢利		**1,065**	988
攤佔聯營公司之損益		**3,554**	3,379
除稅前溢利	(3)	**4,619**	4,367
稅項	(4)	**(624)**	(528)
除稅後溢利		**3,995**	3,839
少數股東權益		**6**	13
股東應佔溢利		**4,001**	3,852
股息			
中期股息每股港幣0.38元 （2002年－港幣0.38元）		**880**	880
每股溢利	(5)	**港幣1.73元**	港幣1.66元

綜合資產負債表

二零零三年六月三十日結算

	（未經審核）二零零三年六月三十日 港幣百萬元	（經審核）二零零二年十二月三十一日（重列）港幣百萬元
非流動資產		
固定資產	**19,452**	19,016
聯營公司	**124,333**	123,780
共同發展公司	**23,956**	25,857
證券投資	**8,632**	4,960
長期貸款	**873**	542
遞延稅項資產	**–**	44
	177,246	174,199
流動資產		
證券投資	**1,250**	900
物業存貨	**18,394**	20,177
應收賬款、按金及預付款項	**1,409**	1,428
銀行存款及定期存款	**3,065**	2,156
	24,118	24,661
流動負債		
銀行及其他借款	**2,400**	2,618
應付賬款及費用	**1,985**	3,159
稅項準備	**545**	525
流動資產淨值	**19,188**	18,359
資產總額減流動負債	**196,434**	192,558
非流動負債		
銀行及其他借款	**21,825**	19,255
遞延稅項負債	**338**	272
	22,163	19,527
少數股東權益	**4,536**	4,483
資產淨值總額	**169,735**	168,548
上列項目代表：		
股本	**1,158**	1,158
股本溢價	**9,331**	9,331
儲備	**2,117**	2,105
保留溢利	**156,249**	153,128
股息		
二零零三年中期股息	**880**	–
二零零二年末期股息	**–**	2,826
股東權益總額	**169,735**	168,548

簡明綜合權益變動表

截至二零零三年六月三十日止六個月

	(未經審核)	
	二零零三年	二零零二年 (重列)
	港幣百萬元	港幣百萬元
以往呈報之1月1日股東權益總額	**171,012**	165,375
前期調整(附註1)		
保留溢利	**(2,039)**	(1,945)
儲備	**(425)**	(305)
已重列之1月1日股東權益總額	**168,548**	163,125
期內之溢利	**4,001**	3,852
儲備賬內確認之項目		
附屬公司、共同發展公司及聯營公司財務報表伸算之匯兑收益	**12**	7
已派發末期股息	**(2,826)**	(2,826)
6月30日股東權益總額	**169,735**	164,158

簡明綜合現金流動狀況表

截至二零零三年六月三十日止六個月

	(未經審核)	
	二零零三年 **港幣百萬元**	二零零二年 港幣百萬元
經營業務之現金流入淨額	**2,934**	3,308
作為投資之現金支出淨額	**(4,095)**	(492)
融資活動之現金流入/(支出)淨額	**2,070**	(1,413)
現金及現金等值項目增加淨額	**909**	1,403
1月1日現金及現金等值項目	**2,156**	1,575
6月30日現金及現金等值項目	**3,065**	2,978

中期財務報表附註

1. 編製基準

本中期財務報表乃根據香港會計實務準則第二十五條「中期財務報告」編製。除因採納於期內生效之修訂會計實務準則所產生之下述變更外，本中期財務報表以於二零零二年度報告書內所列出之相同主要會計政策編製。

在過往年度，收入及支出因會計及稅務入賬時間有所差異而產生之遞延或加速稅項，以負債方法將可能確實之負債或資產入賬。

本集團對遞延稅項之會計政策因應於二零零三年一月一日生效之香港會計實務準則第十二條修訂本「所得稅」作出變更。資產及負債於財務報表中之賬面值與其稅基金額之所有暫時性差異，會全數為遞延稅項負債作出準備；暫時性可扣減差異及可用稅務虧損，如將來有足夠稅務溢利可用作抵銷，會確認為遞延稅項資產。

上述之會計政策變更已被追溯應用。因此，連同計入本集團攤佔和記黃埔有限公司因採用會計實務準則第十二條修訂本之調整，股東應佔溢利於截至二零零三年六月三十日止六個月增加港幣50,000,000元，而於截至二零零二年六月三十日止六個月減少港幣64,000,000元；二零零三年一月一日之保留溢利及儲備分別減少港幣2,039,000,000元及港幣425,000,000元；而二零零二年一月一日之保留溢利及儲備則分別減少港幣1,945,000,000元及港幣305,000,000元。若干比對數字經予重新編製。

2. 營業額及業務收益

本集團期內各經營業務之營業額如下：

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
物業銷售	**2,144**	592
物業租務	**387**	393
酒店及套房服務組合	**184**	163
物業及項目管理	**98**	161
集團營業額	**2,813**	1,309
攤佔共同發展公司之物業銷售	**2,160**	1,872
營業額	**4,973**	3,181

營業額不包括共同發展公司（集團攤佔之物業銷售所得除外）及上市與非上市聯營公司之營業額。

期內，本集團海外業務（包括共同發展公司之物業銷售）主要在內地，佔營業額約17%。

2. 營業額及業務收益*(續)*

期內各經營業務之收益貢獻如下：

	總公司及附屬公司 截至六月三十日止六個月		共同發展公司及非上市聯營公司 截至六月三十日止六個月		總額 截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
物業銷售	**397**	171	**82**	214	**479**	385
物業租務	**302**	303	**135**	63	**437**	366
酒店及套房服務組合	**5**	20	**(3)**	(5)	**2**	15
物業及項目管理	**28**	31	**–**	(2)	**28**	29
	732	525	**214**	270	**946**	795
投資及財務					**522**	594
利息支出					**(286)**	(318)
其他					**(6)**	(71)
税項(不包括攤佔和記黃埔有限公司之税項)					**(212)**	(132)
少數股東權益					**6**	13
攤佔和記黃埔有限公司之淨溢利					**3,031**	2,971
股東應佔溢利					**4,001**	3,852

3. 除稅前溢利

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
除稅前溢利已扣除/(計入)下列項目：		
利息支出	**408**	464
減：資本化之利息	**(122)**	(146)
	286	318
已售物業成本	**1,608**	392
折舊	**57**	48
持有其他投資之已變現及未變現獲利淨額	**(594)**	(311)

4. 稅項

	截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元
總公司及附屬公司		
香港利得稅	**23**	21
海外稅項	**4**	4
遞延稅項	**110**	37
攤佔稅項		
共同發展公司	**72**	64
聯營公司	**415**	402
	624	528

香港利得稅準備乃根據期內估計應課稅溢利以稅率17.5%(2002年－16%)計算。海外稅項準備乃根據各個別公司估計應課稅溢利以該地之適用稅率計算。遞延稅項準備乃基於暫時性差異以現行適用稅率計算。

5. 每股溢利

每股溢利乃根據股東應佔溢利，以期內已發行股份2,316,164,338股（2002年－2,316,164,338股）計算。

6. 應收貿易賬款及應付貿易賬款之賬齡分析

本集團之應收貿易賬款主要包括物業銷售及租務之應收款項。個別物業項目之銷售條款有異，並根據當時市場情況而定。物業銷售通常於收取售價全數後完成，偶然也會提供遞延付款方法給買方，唯需支付溢價。租金需由租客預繳。

於資產負債表結算日，本集團應收貿易賬款之賬齡分析如下：

	二零零三年 六月三十日 港幣百萬元	二零零二年 十二月三十一日 港幣百萬元
一個月內	**315**	285
二至三個月	**23**	8
三個月以上	**22**	20
	360	313

於資產負債表結算日，本集團應付貿易賬款之賬齡分析如下：

	二零零三年 六月三十日 港幣百萬元	二零零二年 十二月三十一日 港幣百萬元
一個月內	**482**	1,487
二至三個月	**21**	8
三個月以上	**9**	4
	512	1,499

7. 有關連人士交易

期內，本集團與有關連人士，包括主席李嘉誠先生及和記黃埔有限公司，於日常業務範圍內按一般商業條款進行若干合作項目。向這些合作項目貸款，收取還款及為其作出擔保均按股權比例進行。於資產負債表結算日，借出或收取聯營公司之款項分別為港幣433,000,000元及港幣21,000,000元，而借出或收取共同發展公司之款項分別為港幣20,431,000,000元及港幣161,000,000元。本集團為共同發展公司已動用之銀行借款港幣2,969,000,000元作出擔保。

除上述外，本集團並無其他重大有關連人士交易須於本中期財務報表內披露。

8. 結算日後事項

於二零零三年八月，本集團售出五個位於香港之零售商場所有權益予新加坡註冊單位信託基金置富產業信託，總現金代價約為港幣2,300,000,000元。

9. 中期財務報表審閱

本中期財務報表乃未經審核，但已由審核委員會作出審閱。

開派二零零三年度
中期股息啟事

長江實業（集團）有限公司董事會宣佈，本集團截至二零零三年六月三十日止六個月之未經審核綜合股東應佔溢利為港幣四十億一百萬元，即每股溢利為港幣一元七角三分。董事會現宣佈派發二零零三年度中期股息每股港幣三角八分，給予二零零三年十月十六日已登記在股東名冊內之股東。上述中期股息將於二零零三年十月十七日派發。

本公司將由二零零三年十月九日（星期四）起至二零零三年十月十六日（星期四）止首尾兩天在內，暫停辦理股票過戶手續。已購買本公司股票人士為確保收取股息權利，請將購入之股票及填妥背面或另頁之過戶表格，於二零零三年十月八日（星期三）下午四時前送達香港皇后大道東183號合和中心17樓1712至1716室本公司股票過戶處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
楊逸芝

香港，二零零三年八月二十一日

IMPORTANT

If you are in any doubt about this Programme Prospectus you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

Programme Prospectus
Dated: 14 October 2003

03 NOV 21 7:21

Cheung Kong Bond Finance Limited

(incorporated with limited liability under the laws of the Cayman Islands on 12 August 2002)

HK$10,000,000,000
Retail Note Issuance Programme for the Issue of Notes
Unconditionally and irrevocably guaranteed as to payment of interest and principal by

Cheung Kong (Holdings) Limited

(incorporated in Hong Kong with limited liability under the Companies Ordinance of Hong Kong)

Under the Retail Note Issuance Programme described in this Programme Prospectus (the "**Programme**"), notes (the "**Notes**") will be issued by Cheung Kong Bond Finance Limited (the "**Issuer**") from time to time and will be unconditionally and irrevocably guaranteed as to payment of interest and principal by Cheung Kong (Holdings) Limited ("**Cheung Kong**" or the "**Guarantor**"). Notes will be issued on the terms set out herein, and as described in a prospectus to be issued with each issue of Notes (each an "**Issue Prospectus**"). The Issuer is an indirectly wholly-owned subsidiary of the Guarantor, the sole purpose of which is the issuing of debt securities the proceeds of which will be on-lent by the Issuer to be used for the general corporate purposes of the Guarantor and its subsidiaries.

Investments in Notes may be made only through the Placing Banks which will be identified in the relevant Issue Prospectus. In order to invest in the Notes through a Placing Bank you must already have, or you must open, a bank account and also an investment account with that Placing Bank. No application form is being issued for the Notes. No Notes are available from the Issuer or the Guarantor directly. See the section headed "Custody Arrangements with Placing Banks" in this Programme Prospectus.

Prospective purchasers of any Notes to be issued under the Programme should ensure that they understand the nature of the Notes and should carefully study the matters set out in this Programme Prospectus (and, in particular, the section headed "Risk Factors") and the contents of the relevant Issue Prospectus before they invest in the Notes.

The Issuer is a newly incorporated and thinly-capitalised special purpose vehicle whose only assets are its issued capital. The Notes are direct, unconditional, unsubordinated, general and unsecured obligations of the Issuer and the Guarantor ranking pari passu in all respects and rateably without preference or priority (except for any statutory preference or priority applicable in the winding-up of the Issuer or the Guarantor) with all other outstanding, direct, unconditional, unsubordinated, general and unsecured obligations (contingent or otherwise, present or future) of the Issuer and the Guarantor. If you purchase any Notes, you are relying upon the creditworthiness of the Issuer and the Guarantor.

The Notes will not be listed on any stock exchange. The relevant Issue Prospectus will describe the market making arrangements (if any) to be implemented in connection with an issue of the Notes. You are therefore advised to read the relevant Issue Prospectus for a description of the circumstances in which you will be able to sell your Notes, or if applicable, purchase further Notes, after the Issue Date of the Notes. These market making arrangements do not assure an active trading market for the Notes.

Definitive Notes, or certificates representing Notes, will not be issued to individual holders of Notes (except in very limited circumstances as set out in Condition 1 under the section headed "Terms and Conditions of the Notes"). Global Notes, representing the total principal amount of each series of Notes, will instead be lodged on the Issue Date of the Notes with a sub-custodian of the Central Moneymarkets Unit Service (the "**CMU**") operated by the Hong Kong Monetary Authority (the "**HKMA**") and/or deposited with a common depositary on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and/or any other clearing system as may be specified in the relevant Issue Prospectus. Individual holders of Notes must hold their Notes in an investment account with a participant in the CMU or an accountholder of Euroclear or Clearstream, Luxembourg or of any other clearing system as specified in the relevant Issue Prospectus (which must initially be one of the Placing Banks). Most banks and securities dealers in Hong Kong maintain, or have access to, an account with the CMU, Euroclear or Clearstream, Luxembourg through which Notes may be held or transferred following issue.

The Guarantor is rated "A-/Negative" by Standard & Poor's. The Issuer is not rated. The Notes will not be rated by any credit rating agency.

Series and/or tranches (as defined in the section headed "Summary of the Programme") of Notes issued under the Programme may be rated or unrated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

A copy of this Programme Prospectus, together with a copy of the document specified in paragraph 5(viii) of the section headed "General Information" in this Programme Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Cap. 32) of Hong Kong (the "**Companies Ordinance**"). The Registrar of Companies in Hong Kong and the Securities and Futures Commission (the "**SFC**") take no responsibility as to the contents of this Programme Prospectus or any other document delivered for registration.

Arranger

HSBC

Co-Arranger

Standard Chartered Bank

Dealers

HSBC **Standard Chartered Bank**

The directors of the Issuer and of the Guarantor collectively and individually accept full responsibility for the accuracy of the information contained in this Programme Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

*The Arranger, the Co-Arranger (together the "**Arrangers**") and the Dealers have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Arrangers or the Dealers as to the accuracy or completeness of the information contained in this Programme Prospectus or any other information provided by the Issuer or the Guarantor in connection with the Programme. None of the Dealers, the Arrangers or the Placing Banks accepts liability in relation to the information contained in this Programme Prospectus or any other information provided by the Issuer or the Guarantor in connection with the Notes.*

Notes are offered to the public in Hong Kong solely on the basis of the information contained and representations made in this Programme Prospectus, the relevant Issue Prospectus and any addendum and/or supplement to any of them. No person has been authorised to give any information or to make any representation not contained in or not consistent with this Programme Prospectus, the relevant Issue Prospectus or any other information supplied by the Issuer or the Guarantor in connection with the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantor, the Arrangers or the Dealers.

This Programme Prospectus, the relevant Issue Prospectus and any other information supplied in connection with the Notes should not be considered as a recommendation by the Issuer, the Guarantor, the Arrangers or the Dealers that any recipient of this Programme Prospectus, the relevant Issue Prospectus or any other information supplied in connection with the Notes, should invest in any of the Notes. Each investor contemplating investing in or holding any of the Notes should make its own independent analysis of the Notes and of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and the Guarantor so as to evaluate the merits and risks of any investment in or the holding of or dealing in the Notes.

The Issuer intends to re-issue this Programme Prospectus, and to register the same with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance, by no later than the date of the Issue Prospectus to be issued in connection with the first issue of Notes to be made following publication by Cheung Kong of its next annual audited consolidated financial statements after the date of this Programme Prospectus.

The delivery of this Programme Prospectus does not at any time imply that the information contained herein is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document containing such information. At the time of issue of any series of Notes, this Programme Prospectus and any other information supplied in connection with the relevant series of Notes will be reviewed and, where necessary, updated, to ensure that such information is accurate and not misleading at that date.

A certificate of exemption relating to this Programme Prospectus has been issued, subject to certain conditions, by the SFC under Section 342A(1) of the Companies Ordinance in respect of (i) Sections 44A(2) and 342(1)(a)(i) and (ii) and 342(1)(b) of, and paragraphs 27 and 31 of the Third Schedule to, the Companies Ordinance on the grounds that compliance with such provisions would be either irrelevant or unduly burdensome and (ii) paragraphs 3 and 26(a) of the Third Schedule to the Companies Ordinance on the basis that information required by the relevant provisions is contained in this Programme Prospectus and/or the relevant Issue Prospectus (whichever is applicable) and such paragraphs will be satisfied by reading together this Programme Prospectus with the relevant Issue Prospectus.

Pursuant to Sections 8(2) and 8(3) of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, compliance with respect to paragraphs 4, 5, 6 (in relation to the residential addresses of the directors of the Issuer), 12(1)(a), 12(1)(b), 13, 14, 15, 16, 19, 22, 26(b) and 45 of the Third Schedule to the Companies Ordinance is exempted in relation to this Programme Prospectus.

In this Programme Prospectus and (if applicable) the relevant Issue Prospectus, references to "US dollars" and "US$" are to United States dollars, references to "HK dollars" and "HK$" are to Hong Kong dollars, references to "Hong Kong" are to the Hong Kong Special Administrative Region of the People's Republic of China and references to "PRC" and "the Mainland" are to the People's Republic of China.

ADDENDA TO THE PROGRAMME PROSPECTUS

The Issuer may from time to time after the date of this Programme Prospectus register one or more addenda to this Programme Prospectus with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance. Addenda may be so registered in connection with the publication by Cheung Kong after the date of this Programme Prospectus of its interim consolidated financial statements or otherwise. All such addenda to this Programme Prospectus shall be read in conjunction with this Programme Prospectus, and all references herein to this Programme Prospectus shall be deemed to include all such addenda. Each Issue Prospectus will identify and briefly indicate the content of any addendum or addenda to this Programme Prospectus as of the date of that Issue Prospectus. Copies of such addenda will be available as described under "Where to Obtain Copies of the Programme Prospectus and Issue Prospectus" below.

WHERE TO OBTAIN COPIES OF THE PROGRAMME PROSPECTUS AND ISSUE PROSPECTUS

Copies of the Programme Prospectus (together with any addendum or supplement) and the relevant Issue Prospectus (all available in separate English and Chinese language versions) may be obtained, free of charge, as follows:

During the Offer Period: Hard copies of the Programme Prospectus (together with any addendum or supplement) and the relevant Issue Prospectus (each in separate English and Chinese language versions) are available during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from each of the Placing Banks specified in the relevant Issue Prospectus.

After the Offer Period: For so long as any of the Notes remain outstanding, hard copies of the Programme Prospectus (together with any addendum or supplement) and the relevant Issue Prospectus (each in separate English and Chinese language versions) can be obtained on request during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the office of the Principal Paying Agent at the following location:

36th Floor, Sun Hung Kai Centre
30 Harbour Road
Wan Chai
Hong Kong

Electronic versions of the Programme Prospectus (together with any addendum or supplement) and the Issue Prospectus can be viewed and printed at the website of the Guarantor at *http://www.ckh.com.hk/eng/investor/investor_retail_note.htm* (for the English language version) and *http://www.ckh.com.hk/big5/investor/investor_retail_note.htm* (for the Chinese language version).

Reference to the above website is intended as a guide for investors to access the electronic versions of the Programme Prospectus and the Issue Prospectus. Other additional information appearing on such website is not a part of this Programme Prospectus and does not form part of the offer documentation. The Issuer and the Guarantor accept no responsibility whatsoever that such other additional information, if available, is accurate and/or up-to-date, and no responsibility is accepted in relation to any such information by any person responsible for this Programme Prospectus. Prospective investors should exercise an appropriate degree of caution when assessing the value of other sources of information relating to the Issuer or the Guarantor or the Notes.

計劃章程（連同任何附錄或補充文件）及有關發行章程之印製本（各以獨立之中、英文版本刊發）如下文所述可供免費索取：

於發售期內：計劃章程（連同任何附錄或補充文件）及有關發行章程之印製本（各以獨立之中、英文版本刊發）於任何週日（星期六、星期日及公眾假期除外）一般辦公時間內可向有關發行章程所指明之各配售銀行索取。

於發售期後：只要有任何債券仍未償還，計劃章程（連同任何附錄或補充文件）及有關發行章程之印製本（各以獨立之中、英文版本刊發）於任何週日（星期六、星期日及公眾假期除外）一般辦公時間內可於主要付款代理之辦事處要求索取，地址如下：

香港
灣仔
港灣道30號
新鴻基中心36樓

計劃章程（連同任何附錄或補充文件）及發行章程之電子版本可於擔保人之網頁*http://www.ckh.com.hk/eng/investor/investor_retail_note.htm*（英文版）及*http://www.ckh.com.hk/big5/investor/investor_retail_note.htm*（中文版）可供瀏覽及列印。

上述網頁旨在提供投資者取得計劃章程及發行章程之電子版本之指引。於該網頁出現之額外資料並非本計劃章程之一部分，且並不構成要約文件之一部分。 發行人及擔保人對該等其他附加資料是否準確及/或為最新資料概不負責， 而對本計劃章程負責之任何人士對任何該等資料亦概不負責。準投資者須適當地審慎評估從其他來源取得有關發行人、擔保人或債券之資料價值。

Notes may not be purchased directly from the Issuer or the Guarantor. If you wish to purchase any Notes, you must purchase them from one of the Placing Banks as defined in the section headed "Summary of the Programme — Placing Banks". Please refer to the procedures described under "Description of the Programme — Application Procedures" below and as further described in the relevant Issue Prospectus.

債券不得直接購自發行人或擔保人。倘　閣下欲購買任何債券，　閣下必須向其中一間配售銀行（如「計劃概要一配售銀行」一節所界定）購買。詳情請參閱下文「計劃簡介一申請手續」所述之手續及有關發行章程進一步之提述。

Throughout this Programme Prospectus and the relevant Issue Prospectus (except for the sections headed "Summary of the Programme — Notices" and "Terms and Conditions of the Notes" in this Programme Prospectus), the term "**Noteholder**" is used to mean the investors in the Notes. Prospective investors should be aware that for the purposes of the terms and conditions of the Notes, where the Note is a Global Note held through CMU or Euroclear or Clearstream, Luxembourg, the term "Noteholders" shall mean the persons shown in the records of CMU or Euroclear or Clearstream, Luxembourg as a holder of a principal amount of the Notes.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and qualified in its entirety by, the remainder of this Programme Prospectus. To determine the terms and conditions which apply to any series of Notes, it is necessary to read the master Terms and Conditions (see "Terms and Conditions of the Notes") in this Programme Prospectus together with the relevant Term Sheet which will be summarised in the relevant Issue Prospectus. Words and expressions defined in "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuer:	Cheung Kong Bond Finance Limited.
Guarantor:	Cheung Kong (Holdings) Limited.
Description:	HK$10,000,000,000 Retail Note Issuance Programme. See the section headed "Description of the Programme".
Programme Amount:	Up to HK$10,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.
Arranger:	The Hongkong and Shanghai Banking Corporation Limited. In such capacity, it has assisted the Issuer in setting up the Programme. The Arranger (if any) in respect of any issue of Notes will be specified in the relevant Issue Prospectus.
Co-Arranger:	Standard Chartered Bank. In such capacity, together with the Arranger, it has assisted the Issuer in setting up the Programme. The Co-Arranger (if any) in respect of any issue of Notes will be specified in the relevant Issue Prospectus.
Dealers:	The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and any other Dealer appointed from time to time by the Issuer and the Guarantor either generally in respect of the Programme or in relation to a particular series of Notes (together, the "**Dealers**"). The Dealers may advise the Issuer on the structure of the Notes to be issued. In the case where the Dealers subscribe the Notes before on-selling to the investors, the section headed "Custody Arrangements with Placing Banks" will also apply to the Dealers.
Placing Banks:	Any other person may be appointed from time to time as a placing bank by the Issuer and the Guarantor for the purpose of the sale of a particular series of Notes in Hong Kong (each a "**Placing Bank**"). The Placing Banks in respect of any series of Notes will be specified in the relevant Issue Prospectus.
Trustee:	Law Debenture Trust (Asia) Limited.
Principal Paying Agent and Calculation Agent:	The Hongkong and Shanghai Banking Corporation Limited. In such capacity, it will calculate payments under the Notes where necessary and make payments on behalf of the Issuer and the Guarantor to the Noteholders.
Clearing Systems:	The CMU and/or Euroclear and/or Clearstream, Luxembourg and/or, in relation to any series of Notes, any other clearing system as may be specified in the relevant Issue Prospectus.

Issuance in series and tranches:	Notes will be issued in series. The Notes of each particular series will all be subject to identical terms, except in the case of a further issue (a "**tranche**"). The specific terms of each tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, interest commencement date and the amount of the first payment of interest, will be identical to the terms of other tranches of the same series) will be specified in the relevant Issue Prospectus.
Issue Prospectus:	An Issue Prospectus will be issued by the Issuer in connection with the issue of each series of Notes, and where the series comprises more than one tranche, an Issue Prospectus will also be issued in connection with the issue of each subsequent tranche. The terms and conditions applicable to each such issue of Notes are the Terms and Conditions of the Notes contained herein, as supplemented, amended and/or replaced by the Term Sheet applicable to that issue as summarised in the relevant Issue Prospectus. This Programme Prospectus must be read in conjunction with the relevant Issue Prospectus.
Form of Notes:	Notes may only be issued in bearer form. Each series of Notes will be in the form of a Global Note. Each Global Note will be lodged with a sub-custodian for the CMU or deposited with a common depositary for Euroclear and Clearstream, Luxembourg or other clearing system specified in the relevant Issue Prospectus. Each Global Note will be exchangeable for Definitive Notes in very limited circumstances in accordance with its terms. Definitive Notes (if issued) will, if interest-bearing, have Coupons attached. (See Condition 1 for further information regarding the circumstances in which a Global Note will be exchangeable into Definitive Notes).
Currencies:	Notes may be denominated in US dollars or Hong Kong dollars or such other currency as is specified in the relevant Issue Prospectus.
Status of the Notes:	The Notes will constitute direct, unconditional, unsubordinated, general and unsecured obligations of the Issuer and the Guarantor ranking pari passu in all respects and rateably without preference or priority (except for any statutory preference or priority applicable in the winding-up of the Issuer or the Guarantor) with all other outstanding, direct, unconditional, unsubordinated, general and unsecured obligations (contingent or otherwise, present or future) of the Issuer and the Guarantor.
Guarantee:	The due and punctual payment of any amounts due by the Issuer in respect of the Notes will be unconditionally and irrevocably guaranteed by the Guarantor as provided in the trust deed dated 14 October 2003 made between the Guarantor, the Issuer and the Trustee (the "**Guarantee**") as described in Condition 4 — Guarantee and the section headed "Description of the Guarantee".
Offer Price:	Notes may be issued at any price as specified in the relevant Issue Prospectus.
Maturities:	Any maturity as may be specified in the relevant Issue Prospectus.

Redemption:	Notes may be redeemable at par or at such other Redemption Amount (detailed in a formula or otherwise) as may be specified in the relevant Issue Prospectus.
Optional Redemption:	Notes may be redeemed before their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders to the extent (if at all) specified in the relevant Issue Prospectus.
Interest:	Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or a floating rate or other variable rate and the method of calculating interest may vary between the issue date and the maturity date of the relevant series as specified in the relevant Issue Prospectus.
Denominations:	Notes will be issued in such denominations as may be specified in the relevant Issue Prospectus. References to "par value" and "principal amount" of the Notes shall be construed as having the same meaning as "Denomination".
Negative Pledge:	The Notes will have the benefit of a negative pledge as described in Condition 3 (*Negative Pledge*).
Cross Default:	The Notes will have the benefit of a cross default as described in Condition 9 (*Events of Default*).
Taxation:	All payments of principal and/or interest in respect of the Notes and the Coupons will be made subject to withholding or deduction for or on account of any present or future tax, duty or charge of whatsoever nature imposed or levied by or on behalf of Hong Kong or any other authority having power to levy tax in Hong Kong where such withholding or deduction is required by law to be withheld or deducted by the Issuer or the Guarantor.
Notices:	So long as any Notes are represented by a Global Note which is held on behalf of CMU or Euroclear and/or Clearstream, Luxembourg or any other clearing system, any notice to the Noteholders shall be validly given by the delivery of the relevant notice to the Paying Agents and/or Euroclear and/or Clearstream, Luxembourg for communication to the Noteholders.
Governing Law of the Notes and the Trust Deed:	Hong Kong law.

DESCRIPTION OF THE PROGRAMME

The Issuer established a HK$10,000,000,000 Retail Note Issuance Programme on 14 October 2003 for the purpose of issuing notes to the retail public in Hong Kong and is therefore publishing this Programme Prospectus to comply with the legal and regulatory requirements for such issues to be made to the retail public in Hong Kong.

The Programme enables the Issuer to issue multiple series of Notes from time to time. The terms specific to each series of Notes will be set out in a Term Sheet relating to those Notes, the provisions of which will be summarised in the relevant Issue Prospectus.

The aggregate nominal amount of Notes issued by the Issuer and outstanding under the Programme described herein will not at any time exceed HK$10,000,000,000 (or the equivalent in other currencies at the date of issue).

As of the date of this Programme Prospectus, the Issuer has not issued any Notes under the Programme.

APPLICATION PROCEDURES

Information in respect of the procedures by which any series of Notes will be issued to the public in Hong Kong will be included in the relevant Issue Prospectus. The relevant Issue Prospectus will include information on the Offer Period during which applications for Notes may be made, the amount of the offer price for Notes (or the method by which it will be fixed), the method and timing of payment of the offer price of the Notes and other relevant information as to application procedures and allocation of Notes. In order to invest in the Notes, you must already have, or you must open, an investment account and bank account with a Placing Bank. The Placing Bank will charge a fee for the opening and maintenance of the investment account.

When you purchase any Notes through a Placing Bank, you may be charged a handling fee by the Placing Bank in connection with such purchase. You are advised to contact one of the Placing Banks (whose contact details will appear in the relevant Issue Prospectus) for further details of any such handling fee which may be levied. The handling fees payable to one Placing Bank may differ from those payable to another Placing Bank.

Prospective investors are advised that arrangements for their purchase of any Notes as part of the initial issue of a series of Notes (including, without limitation, arrangements regarding the time and method of payment of the offer price for the Notes, the amount of the charges to be levied by the Placing Bank, the opening and closing period (if any) for placing an order for the Notes and the arrangements for refund or payment of additional sums) will be separately agreed between the prospective investors and the Placing Bank and will be subject to the Placing Bank's terms and conditions relating to such arrangements. Each Placing Bank may impose different arrangements relating to the purchase of the Notes and prospective investors should contact the Placing Banks directly for information relating to such arrangements.

It is important that you familiarise yourself with, and ensure that you understand and accept, the terms and conditions imposed by the Placing Banks.

A list with contact details of the Placing Banks appointed from time to time in connection with an issue of Notes will be available for inspection during the Offer Period for the relevant issue of Notes at the office of the Principal Paying Agent at 36th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wan Chai, Hong Kong.

The relevant Issue Prospectus will also include a summary of the circumstances in which the Notes will not be issued.

Market Making Arrangements

The relevant Issue Prospectus will also describe the market making arrangements to be implemented in connection with an issue of the Notes, including the identity of any person(s) who will conduct such market making activities and the extent thereof. You are therefore advised to read the relevant Issue Prospectus for a description of the circumstances in which you will be able to sell your Notes, or if applicable, purchase further Notes, after the Issue Date of the Notes. These market making arrangements do not assure an active trading market for the Notes.

CUSTODY ARRANGEMENTS WITH PLACING BANKS

Definitive Notes, or certificates representing Notes, will not be issued to individual holders of Notes (except in very limited circumstances as described in Condition 1 under the section headed "Terms and Conditions of the Notes" in this Programme Prospectus). Global Notes, each representing the total principal amount of each series of Notes, will instead be lodged on the Issue Date of the Notes with a sub-custodian of the CMU operated by the HKMA or deposited with a common depositary for Euroclear and Clearstream, Luxembourg or any other clearing system as may be specified in the relevant Issue Prospectus. Notes, in the form of interests in the Global Notes, will be credited to the accounts of the Placing Banks with the CMU or Euroclear and/or Clearstream, Luxembourg or such other clearing system as may be specified in the relevant Issue Prospectus. See the section headed "Settlement and Clearance and Custody" in this Programme Prospectus. For so long as any of the Notes are represented by a Global Note held through a clearing system, the Placing Banks, as participants in the clearing system, will be treated as holders of the Notes for all purposes other than with respect to the payment of principal or interest on the Notes, the right to which shall be vested solely in the bearer of the Global Note.

Accordingly, to invest in the Notes, you must already have, or you must open, an investment account and bank account with your chosen Placing Bank to which your Notes can be credited.

If you do not currently have an investment account and bank account with a Placing Bank, in order to invest in the Notes, you must arrange to open an investment account and bank account in good time before placing your order.

Some important points about opening, and holding your Notes in, an investment account are as follows:

- Applications to open an investment account with a Placing Bank will be processed by the Placing Bank according to its normal procedures and criteria for acceptance. These criteria may include proof of income, creditworthiness, and other personal details. There may also be restrictions and certification or other requirements as to nationality and/or place of residence. United States or Canadian persons, for example, may not be eligible to open an investment account for securities laws compliance reasons. If your application to open an investment account is refused for any reason, you will be unable to order the Notes from that Placing Bank. The Issuer, the Guarantor and the Arrangers accept no responsibility for the account opening process of any Placing Bank or for any consequences of, or arising from, such an application by you.

- Investment account and other custody services with respect to the Notes will be supplied by the Placing Banks subject to their standard terms and conditions for the provision of such services. You should familiarise yourself with, and ensure you understand and accept the terms and conditions of operation of the investment account before making your application to open an investment account. The Issuer, the Guarantor and the Arrangers accept no responsibility for the provision of custody services by the Placing Banks or for any consequences of, or arising from the use of, the investment account or custody services.

- The Placing Banks will charge fees for the opening and operating of an investment account: you should check with the Placing Bank with which you intend to open an investment account what fees will be chargeable. Fees may be charged in respect of individual transactions, such as transfers of Notes; on a periodic basis for safe custody; on payments of interest and principal when they are received; and on the proceeds arising from any early redemption of the Notes. You should check with the Placing Bank with which you intend to open an investment account on what basis fees will be charged in respect of your Notes.

- You should ask for and read carefully the standard terms and conditions which govern the operation of an investment account with your Placing Bank as these will determine your rights and obligations with such party. The terms and conditions thereunder may permit the Placing Bank to take a security interest in, or to impose other restrictions, on the Notes credited to your investment account or to exercise a lien, right of set off or similar claim against you in respect of monies held in any of your accounts maintained with it to secure any amounts which may be owing by you to the Placing Bank. The Issuer, the Guarantor and the Arrangers accept no responsibility for any claims any Placing Bank may have against you in respect of or as a consequence of, or arising from the use of the Placing Bank's services.

- For so long as any of the Notes are represented by a Global Note held through a clearing system, the Terms and Conditions of the Notes provide that notices required to be given to the Noteholders shall be validly given by the delivery of the relevant notice to the Paying Agents and/or Euroclear and/or Clearstream, Luxembourg. See Condition 12 for further details. As an investor in the Notes you will have to rely on your Placing Bank (as a direct or indirect participant in the clearing system) to distribute notices to you which it receives through the clearing system from the Issuer and to submit your Exercise Notice (as defined in Condition 6(4) in the section headed "Terms and Conditions of the Notes") through the clearing system to the Issuer. The Issuer, the Guarantor and the Arrangers accept no responsibility for any failure or delay on the part of the Placing Banks in doing so. If you wish to receive information in respect of your Notes, you should contact the Placing Bank through which you purchased the Notes. See the section headed "General Information" for details of where copies of all such notices may be available for inspection.

- For the purposes of payments required to be made by the Issuer or the Guarantor to Noteholders under the Terms and Conditions, for so long as any of the Notes are represented by a Global Note held through a clearing system, payment may be made by delivering such sums to the relevant clearing system or the Paying Agents. In such a case payment will be deemed to have been duly given to the investor in the Notes upon receipt of the same by the relevant clearing system or upon payment by the Paying Agents to the holder of the Global Note. As an investor in the Notes you will have to rely on your Placing Bank (as a direct or indirect participant in the clearing system) to credit your account with payments credited to it through the clearing system from the Issuer or the Guarantor. The Issuer, the Guarantor and the Arrangers accept no responsibility for any failure or delay on the part of the Placing Banks in doing so.

TERMS AND CONDITIONS OF THE NOTES

*The following are the Terms and Conditions of the Notes to be issued which will be incorporated by reference into each Global Note and which will either be incorporated by reference into or be endorsed upon or attached to each Definitive Note. A "**Term Sheet**" in relation to any series or tranche of Notes will specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Term Sheet (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and Definitive Note. A description of the content of each Term Sheet, which will include the definitions of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes, will be included in the relevant Issue Prospectus. References in the Conditions to "Notes" are to the Notes of one series only, not to all Notes that may be issued under the Programme.*

Equity linked notes, credit linked notes or other structured products may be issued under the Terms and Conditions. Specific terms of the issue will be set out in the applicable Term Sheet. A description of the content of each Term Sheet will be included in the relevant Issue Prospectus.

The Global Note, Definitive Notes and related terms and conditions will be issued in the English language, which shall prevail over any Chinese language version in the event of conflict or discrepancy.

The Notes are constituted by a trust deed (as amended, supplemented or novated as at the Issue Date, the "**Trust Deed**") dated 14 October 2003 made between Cheung Kong (Holdings) Limited (the "**Guarantor**"), Cheung Kong Bond Finance Limited (the "**Issuer**") and Law Debenture Trust (Asia) Limited (the "**Trustee**" which expression shall, wherever the context permits, include all other persons or companies for the time being acting as trustee under the Trust Deed). A paying agency agreement dated 14 October 2003 (as amended or supplemented as at the Issue Date, the "**Paying Agency Agreement**") has been entered into in relation to the Notes between the Guarantor, the Issuer, The Hongkong and Shanghai Banking Corporation Limited as principal paying agent (the "**Principal Paying Agent**") and as calculation agent (the "**Calculation Agent**") and the Trustee. The Principal Paying Agent for the time being (and any paying agent as may be appointed from time to time in respect of the Notes) are referred to below as the "**Paying Agents**".

Copies of the Trust Deed and the Paying Agency Agreement are available for inspection for so long as any Notes issued pursuant to the Programme are outstanding during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Trustee and at the specified offices of the Paying Agents. See also paragraph 5 of the section headed "General Information" in this Programme Prospectus. The holders of the Notes (the "**Noteholders**") and the holders of the interest coupons ("**Coupons**") (whether or not attached to the Note) (the "**Couponholders**") are deemed to have notice of all the provisions of the Trust Deed and the Paying Agency Agreement applicable to them.

References herein to the "**Notes**" shall mean (i) in relation to any Notes represented by a permanent bearer global note ("**Global Note**"), units of the lowest denomination of the relevant Notes, (ii) in relation to any definitive Notes ("**Definitive Notes**") issued in exchange for interests in a Global Note, such Definitive Notes, and (iii) any Global Note.

Any reference herein to Euroclear, Clearstream, Luxembourg and/or the CMU shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Guarantor and the Agents.

Words and expressions defined in the Trust Deed or the Paying Agency Agreement shall have the same meanings where used in these Conditions, unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination and Title

(1) *Global Note*

The Notes will be represented by a Global Note substantially in the form scheduled to the Trust Deed. The Global Note will be lodged with a sub-custodian for the Hong Kong Monetary Authority as

operator of the Central Moneymarkets Unit Service ("**CMU**") or deposited with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") (the "**Operator**"), and will be exchangeable for Notes in definitive form only in the circumstances set out below.

The Notes will be represented by a Global Note. The Global Note will be deposited with a sub-custodian for the CMU or a common depositary for Euroclear and Clearstream, Luxembourg on behalf of the Noteholders. If (i) the Global Note has become due and repayable in accordance with Condition 9 or default is otherwise made in the payment of the whole or any part of any sums due under the Global Note, or (ii) the Global Note is held on behalf of the CMU or Euroclear and/or Clearstream, Luxembourg or an alternative clearing system and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, the Issuer will issue Definitive Notes in exchange for interests in the Global Note.

Except in these very limited circumstances, owners of interests in the Global Note will not be entitled to receive physical delivery of Definitive Notes.

(2) *Form and Denomination*

Definitive Notes will be serially numbered and in bearer form in the Denomination each with Coupons attached on issue.

(3) *Title*

For so long as any of the Notes are represented by the Global Note, each person who is for the time being shown in the records of the Operator as the holder of a particular principal amount of Notes (in which regard any certificate or other document issued by the Operator as to the principal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes except in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator as the holder of such principal amount of such Notes for all purposes other than with respect to the payment of principal or interest on the Notes, the right to which shall be vested, as against the Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator solely in the bearer of the Global Note in accordance with and subject to its terms (and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly). Notes which are represented by the Global Note will be transferable only in accordance with the rules and procedures for the time being of the Operator.

Except as set out above, title to the Notes and Coupons appertaining thereto will pass by delivery. The Issuer, the Guarantor, the Trustee, the Paying Agents and the Operator may deem and treat the bearer of the Global Note or Definitive Note(s) (and any Coupon appertaining thereto) as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of the Global Note, without prejudice to the provisions set out in the preceding paragraph.

2 Status of Notes

The Notes and Coupons are direct, unconditional, unsubordinated, general and unsecured obligations of the Issuer ranking *pari passu* in all respects and rateably without preference or priority (except for any statutory preference or priority applicable in the winding-up of the Issuer or otherwise required to be preferred by law) with all other outstanding, direct, unconditional, unsubordinated, general and unsecured obligations (contingent or otherwise, present or future) of the Issuer.

3 Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed), neither the Issuer nor the Guarantor shall, and the Issuer and the Guarantor shall procure that none of their respective Subsidiaries will, create or permit to subsist any Security Interest upon the whole or any part of its present or future

undertaking, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness or guarantee of Relevant Indebtedness without (a) at the same time or prior thereto securing the Notes equally and ratably therewith or (b) providing such other security for the Notes as may be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders.

"**guarantee**" means, in relation to any Indebtedness of any person, any obligation of another person to pay such Indebtedness including (without limitation):

(i) any obligation to purchase such Indebtedness;

(ii) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(iii) any indemnity against the consequences of a default in the payment of such Indebtedness; and

(iv) any other agreement to be responsible for such Indebtedness;

"**Indebtedness**" means any indebtedness of any person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(i) amounts raised by acceptance under any acceptance credit facility;

(ii) amounts raised under any note purchase facility;

(iii) the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(iv) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 90 days; and

(v) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

"**Relevant Indebtedness**" means any Indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market) but shall not include indebtedness under any transferable loan facility (which term shall for these purposes mean any agreement for or in respect of indebtedness for borrowed money entered into with one or more banks and/or financial institutions whereunder rights and (if any) obligations may be assigned and/or transferred);

"**Security Interest**" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"**Subsidiary**" means, in relation to any person (the "**first Person**") at any particular time, any other person (the "**second Person**"):

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

and "**Subsidiaries**" shall be construed accordingly.

4 Guarantee

The payment of principal and interest in respect of the Notes and all other moneys payable by the Issuer under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "**Guarantee**"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and unsecured obligations of the Guarantor and (except for any statutory preference or priority applicable in the winding-up of the Guarantor or otherwise required to be preferred by law) rank equally with all other outstanding unsecured and unsubordinated obligations (contingent or otherwise, present or future) of the Guarantor.

5 Interest and other Calculations

(1) *Interest Rate and Accrual*

Each Note bears interest (if any) on its outstanding principal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Interest Rate, such interest being payable in arrear on each Interest Payment Date.

Each Note will cease to bear interest from the due date for redemption therefor unless upon due presentation or surrender thereof, payment in full of principal on such Note is improperly withheld or refused or default is otherwise made in the payment thereof in which case interest shall continue to accrue at the Interest Rate (or, if higher, the rate of interest on judgment debts for the time being provided by Hong Kong law) on the principal amount in respect of which payment has been improperly withheld or refused or default has been made (as well after as before any demand or judgment) until whichever is the earlier of (i) the date on which, upon further presentation or surrender of the relevant Note, all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note; and (ii) the day on which the Paying Agents have notified the holder thereof (either in accordance with Condition 12 or individually) of the receipt of all sums due in respect thereof up to that date.

(2) *Business Day Convention*

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is:

(i) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (a) such date shall be brought forward to the immediately preceding Business Day and (b) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment;

(ii) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day;

(iii) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day; or

(iv) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(3) *Interest Rate on Floating Rate Notes*

If the Interest Rate is specified as being Floating Rate, the Interest Rate for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of each Interest Accrual Period in accordance with the following:

(i) if the Primary Source for the Floating Rate is a Page, subject as provided below, the Interest Rate shall be:

(a) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is in the opinion of the Calculation Agent customarily supplied by one entity); or

(b) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page;

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(ii) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (i)(a) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (i)(b) above applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Interest Rate shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(iii) if paragraph (ii) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Interest Rate shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Relevant Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Relevant Currency or, if the Relevant Currency is euro, in Euro-zone/Europe as selected by the Calculation Agent (any such financial centre, the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (x) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (y) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Interest Rate shall be the Interest Rate determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Interest Rate applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(4) *Interest Rate on Zero Coupon Notes*

Where a Note the Interest Rate of which is specified to be Zero Coupon is repayable prior to the Maturity Date and payment of which is improperly withheld or refused when due, the amount due and payable prior to the Maturity Date shall be the Redemption Amount of such Note. As from the Maturity Date, the Interest Rate for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(2)).

(5) *Margin, Maximum/Minimum Interest Rates and Redemption Amounts, Rate Multipliers and Rounding*

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Interest Rates, in the case of (x), or the Interest Rates for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 5(3) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

(ii) If any Maximum or Minimum Interest Rate or Redemption Amount is specified hereon, then any Interest Rate or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "**unit**" means the lowest amount of such currency that is available as legal tender in the country of such currency.

(6) *Calculations*

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Interest Rate and the outstanding principal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(7) *Determination and Publication of Interest Rates, Interest Amounts and Redemption Amounts*

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any Redemption Amount, obtain any quote or make any determination or calculation, it shall determine the Interest Rate and calculate the amount of interest payable (the "**Interest Amounts**") in respect of each Denomination of the Notes for the relevant Interest Accrual Period, calculate the Redemption Amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Interest Rate and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Redemption Amount to be notified to the Trustee, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information as soon as possible after their determination but in no event later than the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(2), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 6, the accrued interest and the Interest Rate payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Interest Rate or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of each Interest Rate, Interest Amount, Redemption Amount, the obtaining of each quote and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(8) *Determination or Calculation by Trustee*

If the Calculation Agent does not at any time for any reason determine or calculate the Interest Rate for an Interest Period or any Interest Amount or Redemption Amount, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(9) *Definitions*

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Business Day**" means:

(i) in the case of a specified currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "**TARGET Business Day**"); and/or

(iii) in the case of a specified currency and/or one or more specified financial centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in the specified currency in the specified financial centre(s) or, if no currency is specified, generally in each of the financial centres so specified.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual-ISDA**" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii) if "**Actual/360**" is specified hereon, the actual number of days in the Calculation Period divided by 360;

(iv) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "**30E/360**" or "**Eurobond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "**Actual/Actual-ISMA**" is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the actual number of days in the Calculation Period divided by the product of (x) the actual number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the actual number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date.

"**Determination Date**" means the date specified as such hereon or, if none is so specified, the Interest Determination Date.

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"**Euro-zone**" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified hereon.

"**Interest Determination Date**" means, with respect to an Interest Rate and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Relevant Currency is Sterling or Hong Kong Dollar or (ii) the day falling two Business Days in London for the Relevant Currency prior to the first day of such Interest Accrual Period if the Relevant Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Relevant Currency is euro.

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified hereon.

"**Interest Rate**" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Bridge/Moneyline Telerate ("**Moneyline Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"**Reference Banks**" means four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

"**Relevant Currency**" means the currency in which the Notes are denominated.

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Hong Kong.

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Relevant Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Relevant Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, 11.00 hours, Brussels time.

"**Representative Amount**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"**Specified Duration**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(2).

"**TARGET System**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(10) *Calculation Agent and Reference Banks*

The Issuer shall procure that there shall at all times be one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding (as defined in the Trust Deed). Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Interest Rate for an Interest Period or Interest Accrual Period or to calculate any Interest Amount or the Redemption Amount or to comply with any other requirement, the Issuer shall (with the prior approval of the Trustee) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Hong Kong office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6 Redemption and Purchase

(1) *Final Redemption*

Unless previously purchased and cancelled, the Notes will be redeemed at their principal amount on the Interest Payment Date falling on, or nearest to, the Maturity Date. The Notes may not be redeemed at the option of the Issuer other than in accordance with this Condition.

(2) *Early Redemption of Zero Coupon Notes*

(i) The Redemption Amount payable in respect of any Note that does not bear interest prior to the Maturity Date, upon redemption of such Note pursuant to Condition 6(3) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortised Face Amount of any such Note shall be the scheduled Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(iii) If the Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(3) or upon it becoming due and payable as provided in Condition 9 is improperly withheld or refused when due, the Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(4).

(3) *Redemption at the Option of the Issuer and Exercise of Issuer's Options*

If so provided hereon, the Issuer may, on giving irrevocable notice to the Noteholders falling within the Issuer's Option Period, redeem, or exercise any Issuer's option in relation to all or, if so provided, some of the Notes in the principal amount or integral multiples thereof and on the date or dates so provided. Any such redemption of Notes shall be at their Redemption Amount together with interest accrued to the date fixed for redemption.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the certificate numbers of the Notes (if Definitive Notes have been issued) to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws or other relevant authority requirements.

No drawing of Notes will be required in the event that the Issuer exercises its option in respect of less than the aggregate principal amount of Notes outstanding while the Notes are represented by a Global Note. The relevant clearing system will redeem the Notes in accordance with its rules and procedures.

(4) *Redemption at the Option of Noteholders and Exercise of Noteholders' Options*

If so provided hereon, the Issuer shall, at the option of the holder of any such Note, redeem such Note on the date or dates so provided at its Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option or any other Noteholders' option that may be set out hereon the holder must deposit such Note (together with all Coupons) with any Paying Agent, together with a duly completed option exercise notice ("**Exercise Notice**") in the form obtainable from any Paying Agent within the Noteholders' Option Period. No Note so deposited and option exercised may be withdrawn (except as provided in the Paying Agency Agreement) without the prior written consent of the Issuer.

(5) *Purchases*

The Issuer, the Guarantor or any subsidiary of the Guarantor may at any time purchase Notes (provided that, in the case of Notes represented by a Global Note, such Notes are purchased together with the right to receive payments of interest thereon and, in the case of any Definitive Notes, all unmatured Coupons appertaining thereto are surrendered therewith) in the open market or otherwise at any price. If purchases are made by tender, tenders must be available to all holders of the Notes alike.

(6) *Cancellation*

All Notes purchased by the Issuer pursuant to this Condition 6(5) and any unmatured Coupons attached to or surrendered with them shall be surrendered to the Principal Paying Agent for cancellation and may not be reissued or resold.

7 Payments

(1) *Method of Payment*

Option A: Hong Kong Dollars

Subject as provided below, payments will be made by transfer to a Settlement Account (as defined below). Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in Hong Kong or in any other such place of payment.

For the purpose of this Condition 7(1), "**Settlement Account**" means, in relation to a payee which is a licensed bank, the account maintained by that payee with the Operator through which its own clearing balance is settled or, in relation to a payee which is not a licensed bank, the account maintained by its designated correspondent bank with the Operator for the purpose of settling, *inter alia*, interbank payments.

Option B: Currency other than Hong Kong Dollars

Payments will be made at the specified office of any Paying Agent outside the United States by a cheque payable in the currency in which such payment is due drawn on, or at the option of the holder, by transfer to an account denominated in that currency with a Bank. "**Bank**" means a bank in the principal financial centre for that currency or, in the case of euro, in a city in which banks have access to the TARGET System.

Notwithstanding the foregoing, if the Notes are denominated in US dollars, payments may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives applicable thereto in the place of payment.

(2) *Presentation of Notes and Coupons*

(i) *Global Note:* Payments of principal and interest in respect of the Notes represented by the Global Note will (subject as provided below) be made in Hong Kong dollars, United States dollars or the Relevant Currency in the manner specified above and otherwise in the manner specified in the Global Note, against presentation or surrender, as the case may be, of the Global Note at the specified office of any Paying Agent. A record of each such payment of principal will be made on the Global Note by any Paying Agent and of each such payment of interest either on the Global Note or in the records of any Paying Agent and such record shall be prima facie evidence that the payment in question has been made.

The holder of the Global Note (or, as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by the Global Note and the Issuer's obligation will be discharged by payment to, or to the order of, the holder of the Global Note (or the Trustee, as the case may be) with respect to each amount so paid. No person, other than the holder of the Global Note, shall have any claim against the Issuer and the Guarantor in respect of payments due on the Global Note.

(ii) *Definitive Notes:* Payments of principal in respect of Definitive Notes will (subject as provided below) be made in Hong Kong dollars, United States dollars or the Relevant Currency against presentation or surrender, as the case may be, of Definitive Notes and payments of interest in respect of the Definitive Notes will (subject as provided below) be made in Hong Kong dollars, United States dollars or the Relevant Currency against presentation or surrender, as the case may be, of Coupons, in each case at the specified office of any Paying Agent.

(iii) *Coupons:* Definitive Notes should be presented for payment together with all unmatured Coupons appertaining thereto. Upon the date on which any such Note in definitive form becomes due and payable, unmatured Coupons relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

(iv) *Payments on business days:* A Note or Coupon may only be presented for payment and payment will only be made on a day which is a business day in the place of presentation (and, in the case of payment by transfer to a Settlement Account, in Hong Kong). No further interest or other payment will be made as a consequence of the day on which the relevant Note or Coupon may be presented for payment under this paragraph falling after the due date. In this Condition, "**Business Day**" means with respect to Hong Kong dollar denominated Notes (i), if the relevant Note(s) is/are not lodged with the CMU, any day (other than a Saturday or Sunday) on which banks are open for business in the relevant place or, if the relevant Note(s) is/are lodged with the CMU, any day (other than a Saturday or Sunday) on which the CMU is operating and (ii), in the case of payment by transfer to a Settlement Account as referred to above, any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in Hong Kong; with respect to Notes denominated in a currency other than Hong Kong dollar, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Business Day Jurisdictions" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the Relevant Currency in the principal financial centre of the country of such currency; or

(ii) (in the case of a payment in euro) which is a TARGET Business Day

(v) *Interest payable:* If the due date for redemption of any Definitive Note is not an Interest Payment Date, interest (if any) accrued with respect to such Note from and including the preceding Interest Payment Date or, as the case may be, Issue Date shall be payable only against presentation or surrender of the relevant Definitive Note.

(3) *Paying Agents*

The initial Paying Agent and its initial specified office are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of the Paying Agent and appoint additional or another/other Paying Agents, provided that it will maintain a Paying Agent having a specified office in Hong Kong or New York City. Notice of any change in the Paying Agent or its specified office will be given promptly to the Noteholders in accordance with these Conditions.

8 Taxation and Withholding

All payments of principal and/or interest in respect of the Notes and the Coupons will be made subject to withholding or deduction for or on account of any present or future tax, duty or charge of whatsoever nature imposed or levied by or on behalf of Hong Kong or any other authority having power to levy tax in Hong Kong where such withholding or deduction is required by law to be withheld or deducted by the Issuer or the Guarantor.

Under current Hong Kong law, no withholding tax is imposed in respect of payments of principal and/or interest made to holders of debt securities.

9 Events of Default

If any of the following events ("**Events of Default**") occurs and is continuing the Trustee at its discretion may, and if so requested by holders of at least 25 per cent. in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall, subject to it being secured and/or indemnified to its satisfaction, give notice to the Issuer that the Notes are, and they shall immediately become, due and payable at their principal amount together with accrued interest:

(1) *Non-Payment*

Default is made in the payment of any amount of principal or interest in respect of the Notes on the due date for payment thereof and such payment has not been made within 10 days thereafter; or

(2) *Breach of other obligations*

Default is made in the performance or observance of any other obligation of the Issuer or the Guarantor under or in respect of the Notes, the Trust Deed or the Guarantee, which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after written notice thereof, addressed to the Issuer or, as the case may be, the Guarantor by the Trustee, has been delivered to the Issuer or, as the case may be, the Guarantor; or

(3) *Cross-default*

(i) any Indebtedness having an aggregate amount in excess of US$15,000,000 (or the equivalent thereof in one or more other currencies) of the Issuer, the Guarantor or any of their respective Subsidiaries is not paid when due or, as the case may be, within any originally applicable grace period, or

(ii) any Indebtedness of the Issuer, the Guarantor or any of their respective Subsidiaries having an aggregate amount as aforesaid becomes due and payable prior to its stated maturity by reason of an event of default, howsoever described, or

(iii) the Issuer, the Guarantor or any of their respective Subsidiaries fails to pay when due any amount in excess of US$15,000,000 (or the equivalent thereof in one or more other currencies as reasonably determined by the Trustee) payable by it under any guarantee; or

(4) *Enforcement proceedings*

A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out upon or against any of the assets or revenues of the Issuer, the Guarantor or any of their respective Subsidiaries and is not discharged or stayed within forty-five days; or

(5) *Security enforced*

A secured party takes possession of, or a receiver, manager or other similar officer is appointed to, the whole or any part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of their respective Subsidiaries and such possession or appointment is not discharged within forty-five days; or

(6) *Insolvency, etc.*

(i) the Issuer, the Guarantor or any of their respective Subsidiaries becomes insolvent or is unable to pay its debts as they fall due, or

(ii) an administrator or liquidator of the Issuer, the Guarantor or any of their respective Subsidiaries for the whole or any part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of their respective Subsidiaries is appointed (or application for any such appointment is made), or

(iii) the Issuer, the Guarantor or any of their respective Subsidiaries takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any guarantee given by it, or

(iv) the Issuer, the Guarantor or any of their respective Subsidiaries ceases or threatens to cease to carry on all or any substantial part of its business; or

(7) *Winding up*

An order is made or an effective resolution is passed for the winding up of the Issuer, the Guarantor or any of their respective Subsidiaries; or

(8) *Analogous event*

Any event occurs which under the laws of the relevant jurisdiction has an analogous effect to any of the events referred to in paragraphs (4) to (7) above; or

(9) *Failure to take action etc.*

Any action, condition or thing at any time required to be taken, fulfilled or done in order

(i) to enable the Issuer or the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Notes, the Guarantee and the Trust Deed,

(ii) to ensure that those obligations are legal, valid, binding and enforceable, and

(iii) to make the Notes, the Guarantee and the Trust Deed admissible in evidence in the courts of the Cayman Islands and the courts of Hong Kong,

is not taken, fulfilled or done and (in any such case) such event remains unremedied for fourteen days after written notice thereof, addressed to the Issuer or, as the case may be, the Guarantor by any Noteholder, has been delivered to the Issuer or, as the case may be, the Guarantor; or

(10) *Unlawfulness*

It is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of their respective obligations under any of the Notes, the Guarantee or the Trust Deed; or

(11) *Government intervention*

(i) all or any substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of their respective Subsidiaries is condemned, seized or otherwise appropriated by any person acting or purporting to act under the authority of any national, regional or local government, or

(ii) the Issuer, the Guarantor or any of their respective Subsidiaries is prevented by any such person from exercising normal control over all or any substantial part of its undertaking, assets and revenues; or

(12) *Control*

The Issuer ceases to be a Subsidiary of the Guarantor;

provided that in the case of paragraphs (3), (4), (5), (6), (7), (8) and (11), the Trustee shall have certified that in its opinion acting reasonably such event is materially prejudicial to the interests of the Noteholders.

If the Notes become due and repayable pursuant to this Condition 9, they shall continue to bear interest in accordance with the provisions of these Conditions, which will continue to apply.

10 Meetings, Modification of Conditions, Waiver and Substitution

(1) *Generally*

The Trust Deed contains provisions for convening meetings of the holders of Notes to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of, or an arrangement in respect of, the Conditions and the provisions of the Trust Deed. Such a meeting may be convened by the Issuer, the Guarantor or the Trustee at any time and shall be convened by the Trustee upon written request by Noteholders holding not less than 10 per cent. in principal amount of the Notes for the time being outstanding. A resolution duly passed at any such meeting shall be binding on the holders of Notes whether present or not. The quorum at any such meeting for passing an Extraordinary Resolution of the holders of Notes shall be two or more persons holding or representing a clear majority in principal amount of the Notes for the time being outstanding, or, at any adjourned meeting, two or more persons being or representing holders of Notes, whatever the principal amount of the Notes so held or represented, except that, at any meeting the business of which includes the modification of certain material conditions of the Notes or of certain provisions of the Trust Deed (as set out,therein), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than three-quarters, or at any such adjourned meeting, not less than one-quarter, of the principal amount of the Notes for the time being outstanding. So long as the Notes are represented by a Global Note, the holder of the Global Note shall be treated as being two persons for the purposes of any quorum requirements for a meeting of Noteholders and, at any such meeting, as having one vote in respect of each Note for which the Global Note may be exchanged.

(2) *Trustee's Discretions*

The Trustee may, subject as aforesaid, without the consent of the holders of Notes at any time and from time to time:

(i) agree to any modification of the provisions of the Trust Deed or the Notes which, in the opinion of the Trustee, is of a formal, minor or technical nature, is made to correct a manifest error, or which may be proper to make, provided that the Trustee is of the opinion that such modification is not materially prejudicial to the interests of the holders of Notes; or

(ii) waive or authorise any breach or proposed breach by the Issuer and/or the Guarantor of the provisions of the Trust Deed or the Notes or any other act or omission which is or would or might otherwise on its own or together with any other act or omission constitute an Event of Default which, in the opinion of the Trustee, is not materially prejudicial to the interests of the holders of Notes, or determine that such first-mentioned act or omission shall, notwithstanding Condition 9, not be an Event of Default.

Any such modification, waiver, authorisation or determination shall be binding on all the holders of Notes and, unless the Trustee agrees otherwise, any such modification shall be notified by the Issuer to the holders of Notes as soon as possible thereafter.

(3) *Substitution*

Subject as provided in the Trust Deed, the Trustee may agree, without the prior consent of the Noteholders or Couponholders to the substitution of:

(i) a subsidiary (as defined in the Trust Deed) of the Issuer or the Guarantor in place of the Issuer or any previous substitute as principal debtor under the Notes and any Coupons and the Trust Deed in respect of such Notes and Coupons, or

(ii) a successor in business to the Issuer or the Guarantor in place of the Issuer or the Guarantor (as the case may be) or any previous substitute

provided that, in the case of both (i) and (ii), such substituted company (the "New Company") executes a trust deed or some other form of undertaking in form and manner satisfactory to the Trustee, agreeing to be bound by the provisions of the Trust Deed with any consequential amendments which the Trustee may deem appropriate as fully as if the New Company had been named in the Trust Deed in place of the Issuer or the Guarantor (or of the previous substitute), as the case may be.

Any substitution pursuant to this Condition 10 shall be binding on the Noteholders and the Couponholders (if any) and shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 12.

11 Prescription

The right of the holder to receive any payment under the Notes shall become void 10 years (in the case of principal) or five years (in the case of interest) after the Relevant Date for such payment.

For the purposes of this Condition 11, the "**Relevant Date**" in relation to any payment due on a Note means the date on which such payment first becomes due, except that if the full amount of the moneys payable on such date in respect of such Note has not been received by the Paying Agents on or prior to such date, the "Relevant Date" means the date on which notice is duly given to the holder of this Note in accordance with Condition 12 that such moneys have been so received.

12 Notices

(1) *Global Note*

Until such time as any Definitive Notes are issued and so long as the Global Note is held in its entirety on behalf of the Operator, any notice to the holders of the Notes shall be validly given by the delivery of the relevant notice to the Paying Agents and the Operator for communication to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to the Paying Agents and the Operator.

(2) *Definitive Notes*

Any notice to the holder of any Definitive Note shall be validly given if published:

(i) in the South China Morning Post or The Standard in Hong Kong or, if that newspaper shall cease to be published or timely publication therein shall not be practicable, in another English language newspaper with general circulation in Hong Kong; and

(ii) the Hong Kong Economic Journal or the Hong Kong Economic Times in Hong Kong or, if that newspaper shall cease to be published or timely publication therein shall not be practicable, in another Chinese language newspaper with general circulation in Hong Kong,

or, in either case, in such other manner as the Issuer, with the approval of the Trustee, shall determine. Any such notice shall be deemed to have been given on the date of first publication in an English and Chinese language newspaper. Couponholders (if any) will be deemed for all purposes to have notice of the contents of any notice given to the holders of Definitive Notes in accordance with this Condition 12.

(3) *Notices from Noteholders*

If Definitive Notes have been issued, notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relevant Note or Notes, with the Trustee (with a copy to the Paying Agents). While any Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Paying Agents in such manner as the Trustee, the Paying Agents and the Operator may approve for this purpose.

For so long as any Note is outstanding, if you wish to receive any information in respect of your Notes, you should contact in the first instance either the Placing Bank through which you purchased the Notes or the Arrangers. The Trustee will in certain circumstances take action on behalf of the Noteholders, and you are advised to contact the Trustee if you wish to instruct it to declare the Notes immediately due and payable as described in Condition 9 or to take enforcement action as described in Condition 15. The addresses of the Arrangers and the Trustee are set out on the last page of this Programme Prospectus.

13 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further Notes which are:

(1) expressed to be consolidated and form a series with the Notes; and

(2) identical to the Notes in all respects except for their respective Issue Prices, Issue Dates and Interest Commencement Dates and the amount of first payment of interest on them, and so that the same shall be consolidated and form a single series with the Notes, and references in these Conditions to Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

14 Replacement of Notes

Any Note (including for the purposes of this Condition any Coupon) which is lost, stolen, mutilated, defaced or destroyed may be replaced (if it is in definitive form) at the specified office of the Paying Agents upon payment by the claimant of the expense incurred in connection therewith and on such terms as to evidence, indemnity, security or otherwise as the Issuer may require. Mutilated or defaced Notes must be surrendered before replacements will be issued.

15 Enforcement and Indemnification of Trustee

(1) *Enforcement*

At any time after the Notes shall have become immediately due and repayable, the Trustee may, at its discretion and without further notice, institute such proceedings as it may think fit against the Issuer or the Guarantor to enforce repayment of the principal of the Notes, together with accrued interest, and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution of the holders of the Notes of all the series or so requested in writing by persons holding at least 25 per cent. in aggregate principal amount of the Notes of all the series then outstanding (as defined in the Trust Deed) in the case of events other than those described in Condition 9(1) or it shall have been so directed by an Extraordinary Resolution of the holders of the Notes or so requested in writing by persons holding at least 25 per cent. in principal amount of the Notes then outstanding (as defined in the Trust Deed) and (ii) it shall have been secured and/or indemnified to its satisfaction.

No holder of a Note or beneficiary shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound in accordance with the Trust Deed so to proceed, fails to do so within a reasonable period and such failure is continuing.

(2) *Indemnification of Trustee*

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Issuer or the Guarantor without accounting for any profit resulting therefrom.

16 Modifications of the Terms and Conditions of the Notes

The Terms and Conditions as applicable to the issue of any series or tranche of Notes under the Programme may be varied, amended and/or supplemented as set forth in the applicable Term Sheet in respect of the relevant series or tranche of Notes or in an annex to such Term Sheet.

17 Governing Law and Jurisdiction

(1) *Governing law*

The Notes and the Coupons are governed by, and shall be construed in accordance with, the laws of Hong Kong.

(2) *Jurisdiction*

The Issuer and the Guarantor hereby irrevocably agree that the courts of Hong Kong are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Notes and that accordingly any suit, action or proceedings arising out of or in connection with the Notes may be brought in such courts.

18 Agent for Service of Process

The Issuer agrees that process in connection with proceedings in the courts of Hong Kong will be validly served on it if served upon Cheung Kong International Limited at 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong (or otherwise at its registered office for the time being, as notified in writing to the Trustee).

RISK FACTORS

Prior to making an investment decision, you should carefully consider, along with the other information set out in this Programme Prospectus and the relevant Issue Prospectus, the following matters. In particular, the Issue Prospectus may contain additional risk factors which you should consider prior to making an investment decision in the relevant series of Notes. The Notes can be sophisticated instruments and can involve a high degree of risk. You are strongly recommended to consult with your financial adviser before making any investment decision.

The information set out herein is included for the purpose of enabling potential investors and their advisers to make an informed assessment of the terms of the Notes, general risks of investing in the Notes, and the capacity of the Issuer and the Guarantor to fulfil their obligations under the Notes. Investors should not rely on the information set out herein as the sole basis for any investment decision in relation to the Notes but should seek appropriate and relevant advice concerning the appropriateness of an investment in the Notes for their particular circumstances.

Risks relating to the Guarantor and its consolidated subsidiaries (the "Group")

Creditworthiness of the Issuer and Guarantor

If you purchase the Notes, you are relying upon the creditworthiness of the Issuer and the Guarantor and no other person and where the Notes relate to securities, you have no rights against the company that has issued such securities, and where the Notes relate to an index, you have no rights against the sponsor of such index or against the companies comprising the index. The Issuer and the Guarantor do not in any respect underwrite or guarantee the performance of the Notes. Any profit or loss realised by a holder of the Notes is solely for the account of such holder.

Economic, political and legal developments in Hong Kong could affect the Guarantor's business

Most of the Guarantor's property interests and other assets are located in Hong Kong and a substantial portion of the Guarantor's revenue is derived from Hong Kong. Accordingly, the Guarantor's results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. In particular, rental revenues and property values are affected by changes in the general economic climate and local conditions, such as an oversupply of space or a reduction in demand for real estate or real estate of a particular type or grade in an area, competition from other available space and increased operating costs. Rental revenues and property values are also affected by such factors including, but not limited to, political developments, government regulations and changes in zoning or tax laws, interest rate levels, inflation and deflation, unemployment levels, the availability of financing and yields of alternative investments. The leasing of real estate in Hong Kong is highly competitive. The principal means of competition are rental rates, location, amenities and condition of the facility to be leased. Hong Kong rentals and values are sensitive to such factors resulting in rapid, substantial increases and decreases in rental and valuation levels.

*The Group's financial condition and results of operation may be materially affected by the financial condition and results of operation of Hutchison Whampoa Limited ("**Hutchison**")*

The Group beneficially owns approximately 49.9 per cent. of the issued share capital of Hutchison. Hutchison's financial condition and results of operation are accounted for in the Group's consolidated financial statements using the equity method. As at 31 December 2002, Hutchison's audited consolidated total net assets and net profit was HK$226.2 billion and HK$14.3 billion, respectively, and the Group's audited consolidated total net assets and net profit was HK$171.0 billion and HK$8.9 billion, respectively. As such, the Group's financial condition and results of operation will continue to be materially affected by the financial condition and results of operation of Hutchison.

Furthermore, the core businesses of Hutchison and its subsidiaries currently include: ports and related services; telecommunications; property and hotels; retail and manufacturing; and energy, infrastructure, finance and investments. Therefore, the Group is indirectly exposed to the risks relating to the business operations of Hutchison and its subsidiaries in addition to those relating to the businesses of the Guarantor and its subsidiaries as described in this Programme Prospectus.

Risks relating to the Notes

Market for and trading price of the Notes

The Notes will not be listed on any stock exchange, and Noteholders will therefore not be able to buy or sell any Notes through any stock exchange. Although market making arrangements have been made for the Notes, there can be no assurance that an active secondary trading market will develop for the Notes following their issue. There can be no assurance that the market maker will make a market in the Notes, or if it does so, that it will continue to do so. Accordingly, there can be no assurance that investors or members of the public will have access to a firm bid price or a firm offer price for the Notes in a principal amount which they wish to purchase or sell. Furthermore, the Notes could be traded in the secondary market at prices that may be higher or lower than the initial offer price depending on many factors, including prevailing interest rates and expectations for change in such rates, the Issuer's and the Guarantor's results of operations and their perceived credit quality and the market for any similar securities. The absence of an active trading market for the Notes may mean that investors will find it difficult to sell their Notes over-the-counter in the secondary market. In such circumstances, investors who no longer wish to hold their investments in the Notes would either have to make use of the early redemption arrangements (if any) or hold their Notes until maturity.

Effective subordination of the Guarantee

Cheung Kong is a holding company whose main assets are shares in its subsidiaries. Cheung Kong's ability to fulfill its obligations under the Guarantee depends on Cheung Kong receiving dividends, distributions, interest and advances from its subsidiaries and associated companies. In the event of insolvency or dissolution of a subsidiary, claims of creditors of these subsidiaries, including trade creditors, lenders and all other creditors, will have priority as to the assets of the subsidiaries before any distributions are made to the Guarantor in respect of the Guarantor's shares in its subsidiaries.

Equity Linked Notes, Credit Linked Notes and other Structured Products

Equity linked notes, credit linked notes and other structured products may be issued under the terms and conditions of the Programme. Specific terms of these products will be set out in the relevant Issue Prospectus. An investment in structured products is not an investment in the securities or assets underlying such products and investors have no rights in respect of such underlying securities or assets. An investment in structured products involves substantial risks including market risk and liquidity risk. Investors should ensure that they understand the nature of all these risks before making a decision to invest in structured products. You should consider carefully whether structured products are suitable for you in light of your experience, financial position and other relevant circumstances.

Risk of Fluctuations in Value of the Notes

The Issue Prospectus relating to any particular series or tranche will state whether or not the Notes are capital protected. In any such case, capital protection will only apply if the relevant Notes are held until maturity. The value of any Notes can be volatile and such value may be subject to considerable fluctuations and other risks inherent in investing in securities. There can be no assurance that any appreciation in value will occur. The price of the Notes may therefore fall in value as rapidly as it may rise due to, including but not limited to, variations in the frequency and magnitude of the changes in the price of any underlying securities to the Notes, dividends and interest rates and the creditworthiness of the Issuer or the Guarantor.

In addition, any downgrading of the rating of the Guarantor or any series of Notes (if any) by Standard & Poor's, Fitch London, Moody's Investors Services Inc. or any other credit rating agency could result in a reduction in the value of the Notes or the affected series. The Guarantor is currently rated "A-/Negative" by Standard & Poor's.

Consequences of Non-availability of Definitive Notes

Unless otherwise specified in the relevant Issue Prospectus, each series of Notes will be in the form of a Global Note. Investors should note that no Definitive Notes will be issued in relation to the Notes except in very limited circumstances as set out in Condition 1 under the section headed "Terms and Conditions of the Notes". Your ability to pledge your interest in the Notes to any person who is not an accountholder at Euroclear or Clearstream, Luxembourg or CMU, as the case may be, or otherwise to take action in respect of your interest, may be affected by the lack of any Definitive Notes in respect of the Notes. The standard terms and conditions of the investment account of any of the Placing Banks may permit the Placing Bank to

take a security interest in, or to impose other restrictions on, the Notes credited to your account or to exercise a lien, right of set off or similar claim against you in respect of monies held in any of your accounts maintained with it to secure any amounts which may be owing by you to it. See "Custody Arrangements with Placing Banks" in this Programme Prospectus.

For so long as any of the Notes are represented by a Global Note held through a clearing system, the Terms and Conditions of the Notes provide that notices required to be given to the Noteholders will be validly given by the delivery of the relevant notice to the Paying Agents and/or Euroclear and/or Clearstream, Luxembourg or to the relevant clearing system. See Condition 12 for further details. Any such notice so delivered shall be deemed to have been duly given to the investors in the Notes. You will have to rely on the Placing Bank selected by you to distribute notices to you which it receives through the clearing system from the Issuer. The Issuer, the Guarantor and the Arrangers accept no responsibility for any failure or delay on the part of the Placing Banks in doing so.

For so long as any of the Notes are represented by a Global Note held through a clearing system, and for the purposes of payments required to be made by the Issuer or the Guarantor to Noteholders, the Placing Banks (as direct or indirect participants in the clearing systems) will be treated as the Noteholders. Therefore, you will have to rely on your Placing Bank to credit your account with payments credited to it through the clearing system from the Issuer or the Guarantor. In addition, you will have to rely on your Placing Bank to distribute to the Issuer any Exercise Notice (as defined in Condition 6(4) in the section headed "Terms and Conditions of the Notes") which you may give. As a result of having to rely upon your Placing Bank in these circumstances, you will be subject to the credit risk, and other default risks of your Placing Bank. The Issuer, the Guarantor and the Arrangers accept no responsibility for any failure or delay on the part of the Placing Banks in crediting you with payments or distributing your Exercise Notices.

As the Notes will not be listed on any stock exchange and any dealings in them are off-exchange transactions, investors will not be covered by any investor compensation fund established to provide compensation in respect of listed securities in the event of intermediary default.

Return on an Investment in Notes will be affected by charges incurred by Noteholders

The Issue Prospectus in respect of an issue of Notes will describe the payments which may be made under the relevant Notes. However, your total return on an investment in any Notes will also be affected by charges levied by your Placing Banks, or the Issuer, or otherwise. Charges may be imposed by the Issuer upon an early redemption of the Notes, as indicated in the relevant Issue Prospectus. Fees may be charged by the Placing Banks for a range of services including the opening and operation of an investment account, transfers of Notes, custody services on payments of interest and principal and on the proceeds arising from any early redemption of the Notes. You are therefore advised to consult with your Placing Bank to ascertain the basis on which fees will be charged by the Placing Bank on your Notes.

Tax consequences of holding the Notes

You should consider the tax consequences of investing in the Notes and consult your tax adviser about your own tax situation.

Programme Prospectus to be read together with Issue Prospectus; descriptions of the Programme and the Notes are summaries only

Notes will be offered from time to time under the Programme on the basis of the information set out in this Programme Prospectus and any addenda thereto, read together with the relevant Issue Prospectus to be issued by the Issuer in connection with the issue of the relevant Notes. You will have to read the relevant Issue Prospectus together with this Programme Prospectus (and any addenda thereto) to obtain full details regarding an investment in the Notes.

The descriptions of the Programme and the Notes included in this Programme Prospectus and the relevant Issue Prospectus are summaries only. The full terms and conditions of the Notes, which govern the issue of a particular series or tranche of Notes and are binding on the Noteholders, can be reviewed by reading together the following (i) the Terms and Conditions which comprise the basis of all Notes to be issued under the Programme, and which are set out in full in this Programme Prospectus in the section headed "Terms and Conditions of the Notes"; and (ii) the Term Sheet which is summarised in the relevant Issue Prospectus; the Term Sheet applies and/or disapplies and/or supplements or amends the Terms and Conditions in the manner required to reflect the particular terms and conditions applicable only to the particular series or tranche of Notes to be described in the relevant Issue Prospectus. It is expected that the Term Sheet will be dated on or about the date one day prior to the Issue Date. Copies of the legal documentation relating to this Programme are available for inspection as described in the section headed "General Information" below. As and when any series of Notes (or tranches thereof) are issued, copies of the applicable Term Sheet and the relevant Issue Prospectus will be available for inspection in the manner and form set out in the relevant Issue Prospectus.

DESCRIPTION OF THE ISSUER

History and Introduction

The Issuer was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on 12 August 2002. The Issuer has been incorporated with unrestricted objects including the power to carry on the business of an investment company, with full power and authority to carry out any object and is capable of exercising any and all powers exercisable by a natural person or body corporate in doing whatever may be considered by it necessary for the attainment of its objects. The registered office of the Issuer is at Scotia Centre, 4th Floor, P. O. Box 2804, George Town, Grand Cayman, Cayman Islands, British West Indies. The Issuer is a wholly-owned, indirect subsidiary of the Guarantor and has no subsidiaries.

Business Activity

The Issuer was established to raise finance for the the Group. The Issuer has not engaged, since its incorporation, in any material activities.

Capitalisation

The authorised share capital of the Issuer is 50,000 shares of US$1.00 par value each, of which one share has been issued and is fully-paid up in cash. As at the date of this Programme Prospectus, the Issuer had no borrowings, indebtedness in the nature of borrowings, loan capital outstanding or created but unissued (including term loans), guarantees or material contingent liabilities.

Management

The Directors of the Issuer as at the date of this Programme Prospectus are:

IP Tak Chuen, Edmond
PAU Yee Wan, Ezra
LAU Chin Sung, John
Neil Douglas McGEE
YEO May Ann, Annie
CHUI Sing Loi

Mr. IP Tak Chuen, Edmond and Ms. PAU Yee Wan, Ezra are also Directors of the Guarantor.

The business address of the Directors of the Issuer is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

The Issuer has no employees.

DESCRIPTION OF THE GUARANTOR

CHEUNG KONG (HOLDINGS) LIMITED

History and Introduction

The property and investment holding business now carried on by the Guarantor was established in 1958 by Mr. Li Ka-shing, the Chairman of the Guarantor. The Guarantor was incorporated in June 1971 under the name "Cheung Kong Real Estate Company Limited". It adopted its present name in August 1972 and became a public listed company in November 1972 with an offering of 10.5 million shares to the public.

In 1974, the Guarantor and Canadian Imperial Bank of Commerce established in Hong Kong by way of an equal joint venture, Canadian Eastern Finance Limited ("**CEFL**"). CEFL is an authorised institution under the Banking Ordinance (Cap. 155) of Hong Kong.

In 1979, the Guarantor acquired a strategic stake of approximately 22.4 per cent. of the issued share capital of Hutchison, another listed conglomerate with interests in ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The Guarantor's shareholding in Hutchison is now approximately 49.9 per cent..

In 2002, CK Life Sciences Int'l., (Holdings) Inc. ("**CK Life Sciences**"), an indirect subsidiary of the Guarantor engaged in the research and development, commercialisation, marketing and sale of biotechnology products, was listed on the Growth Enterprise Market ("**GEM**") of The Stock Exchange of Hong Kong Limited ("**SEHK**") through a placing and public offer of new shares. After the spin-off, the Guarantor's holding in CK Life Sciences is approximately 44 per cent..

In August 2003, Fortune Real Estate Investment Trust ("**Fortune REIT**"), a Singapore-based unit trust sponsored by the Guarantor, was listed on the Singapore Exchange Securities Trading Limited. At the time of listing, Fortune REIT's portfolio comprised five retail shopping malls in Hong Kong together with some car parking spaces in the vicinity that were acquired from subsidiaries of the Guarantor and others. As at the date of this Programme Prospectus, the Guarantor, through a wholly-owned subsidiary, held an approximate 27.4 per cent. interest in Fortune REIT.

As at 31 August 2003, the combined market capitalisation of the Guarantor and its listed affililated companies in Hong Kong amounted to approximately HK$513 billion.

For further information on the Guarantor, please visit its website — *www.ckh.com.hk.*

As a company whose shares are listed on the SEHK, the Guarantor is required to fulfil periodic and/or continuous disclosure obligations under the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited. Up-to-date information, including financial information and/or any major development of the Guarantor including filings requested by the SEHK, may be viewed at *www.hkex.com.hk.*

The offer of Notes under the Programme is made solely on the basis of the information contained in the relevant Issue Prospectus and this Programme Prospectus. Accordingly, prospective investors should exercise an appropriate degree of caution when assessing the value of other sources of information relating to the Issuer, the Guarantor or the Notes.

Management

The Directors of the Guarantor as at the date of this Programme Prospectus are:

LI Ka-shing, *Chairman*
LI Tzar Kuoi, Victor, *Managing Director and Deputy Chairman*
George Colin MAGNUS, *Deputy Chairman*
KAM Hing Lam, *Deputy Managing Director*
CHUNG Sun Keung, Davy, *Executive Director*
IP Tak Chuen, Edmond, *Executive Director*
PAU Yee Wan, Ezra, *Executive Director*
WOO Chia Ching, Grace, *Executive Director*
CHIU Kwok Hung, Justin, *Executive Director*

LEUNG Siu Hon, *Independent Non-executive Director*
FOK Kin-ning, Canning, *Non-executive Director*
Frank John SIXT, *Non-executive Director*
CHOW Kun Chee, Roland, *Independent Non-executive Director*
WONG Yick-ming, Rosanna, *Independent Non-executive Director*
HUNG Siu-lin, Katherine, *Non-executive Director*
YEH Yuan Chang, Anthony, *Independent Non-executive Director*
CHOW Nin Mow, Albert, *Non-executive Director*
Simon MURRAY, *Independent Non-executive Director*
KWOK Tun-li, Stanley, *Independent Non-executive Director*

Some Directors are also board members of Hutchison. The registered office of the Guarantor is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, which is also the correspondence address of each of the Directors of the Guarantor for the purposes of his or her directorship in the Guarantor. The Company Secretary of the Guarantor is Ms. Eirene Yeung.

As at 30 June 2003, the Guarantor, its subsidiaries and its listed affiliated companies employed over 165,000 employees worldwide.

Ownership and Capital Structure

As at the date of this Programme Prospectus, the Guarantor has an authorised share capital of HK$1,900 million consisting of 3,800 million ordinary shares of HK$0.50 each and an issued and fully paid up share capital of approximately HK$1,158 million consisting of approximately 2,316 million ordinary shares of HK$0.50 each.

Summary Financial Information

The Guarantor's consolidated financial performance over the last five financial years as extracted from its 2002 annual report is summarised below:

Profit and Loss Account

	For the year ended 31 December				
	1998	**1999**	**2000**	**2001**	**2002**
			(HK$ million)		
Turnover	11,865	8,193	9,341	7,486	9,122
Profit attributable to shareholders	6,112	59,373	19,392	7,237	8,876
Interim dividend paid	643	758	880	880	880
Final dividend proposed	2,022	2,412	2,826	2,826	2,826
Profit for the year retained	3,447	56,203	15,686	3,531	5,170

Balance Sheet

	As at 31 December				
	1998	**1999**	**2000**	**2001**	**2002**
			(HK$ million)		
Fixed assets	13,936	21,290	15,245	14,841	19,016
Investment in listed associates	49,313	104,017	117,708	120,009	124,672
Other investments	30,295	26,479	31,709	35,963	32,718
Net current assets	9,346	9,376	14,554	17,979	18,359
	102,890	161,162	179,216	188,792	194,765
Long term loans	10,245	10,238	13,806	18,728	19,255
Deferred items	12	33	12	3	3
Minority interests	5,163	6,736	3,298	4,686	4,495
Total net assets	87,470	144,155	162,100	165,375	171,012
Representing:					
Share capital	1,149	1,149	1,158	1,158	1,158
Share premium	7,856	7,856	9,331	9,331	9,331
Reserves and retained profits	76,443	132,738	148,785	152,060	157,697
Proposed final dividend	2,022	2,412	2,826	2,826	2,826
Total shareholders' funds	87,470	144,155	162,100	165,375	171,012
Net assets per share — book value (HK$)	38.07	62.74	69.99	71.40	73.83
Earnings per share (HK$)	2.66	25.84	8.40	3.12	3.83
Dividend per share (HK$)	1.16	1.38	1.60	1.60	1.60

Recent Developments

On 21 August 2003, the Guarantor announced its interim results for the six-month period ended 30 June 2003 (the "**Guarantor's Interim Results**"). See page 48 for details of the Guarantor's Interim Results. Copies of the announcement with respect to the Guarantor's Interim Results are available at the specified offices of the Principal Paying Agent during normal business hours on any weekday (Saturdays and public holidays excepted).

Principal Business

The Group is engaged principally in property development and investment in Hong Kong and in different regions of the world, including the Mainland, the United Kingdom and Singapore, and develops high quality and large-scale properties for sale and investment in the residential, retail, office, hotel and industrial sectors. The Group's emphasis on quality developments and customer-oriented services has proven its worth particularly amid a sluggish property market. High quality properties and after-sale services, complemented by flexible and market-responsive sales strategies, have been the cornerstone of the Group's success in property sales. Other business activities of the Group in Hong Kong include property and project management, hotel and serviced suite operations and investment in securities.

Through the Group's investment in Hutchison, the Group is also involved in ports and related services, telecommunications, retail and manufacturing, energy and infrastructure and finance and investment businesses.

Business Strategy

The Guarantor's business strategy is to continue to:

- focus on property developments in Hong Kong, the Mainland, the United Kingdom and Singapore, particularly residential property developments featuring high quality design and construction and build on its reputation as a premier property developer in these markets;

- extend further its presence in property markets outside Hong Kong, with focused expansion in the Mainland, the United Kingdom and Singapore so as to increase its property portfolio with prime sites and quality projects, and to enhance the Group's established position and market share in these markets;

- maintain an on-going process of replenishing its land bank at low cost through direct purchases, site conversions and joint ventures with land owners;

- expand its quality portfolio of investment properties to enhance recurrent rental income;

- maintain a strategic investment holding in Hutchison;

- exploit the potential of new technology business; and

- maintain a prudent policy on financial management.

Property Development

The Group's property development process involves property acquisition, project design and management as well as sales and marketing. Each function is performed by a team of experienced professional staff headed by an Executive Director of the Guarantor. In addition to direct land purchases, the acquisition team is active in sourcing large scale and low-cost land bank through strategic co-operative joint ventures with a variety of land owners.

On project management, each project has a designated project manager who is responsible for the construction work which is awarded to outside contractors through a well-established tender process. The Group's projects are relatively large in size which provides economies of scale and enables the Group to have stronger bargaining power with contractors. On sales and marketing, the Group, with its involvement in a variety of businesses in Hong Kong, has the added advantage of a powerful intra-group marketing synergy achieved through cross-marketing and in-house marketing channels.

In 2002, the Group completed the following property projects:

Name and Location	Property Type	Total Gross Floor Area (sq.m.)	Group's Interest
Hong Kong			
Caribbean Coast Monterey Cove, Tung Chung	Residential	121,400	Joint Venture
Horizon Suite Hotel, Ma On Shan	Hotel	56,000	51.0%
The Metropolis Residence, Hunghom	Serviced Apartment	35,030	Joint Venture
Nob Hill, Kwai Chung	Residential/Commercial	52,040	50.0%
Queen's Terrace, Tower 3, Sheung Wan	Residential	17,840	Joint Venture
The Victoria Towers, Tsim Sha Tsui	Residential/Commercial	96,530	42.5%
The Mainland			
Oriental Plaza, Phase III, Office Building and Serviced Apartments, Beijing	Serviced Apartment/ Commercial	83,000	33.4%
Royal Garden, Block 1, Phase 1A, Fuzhou City	Residential/Commercial	26,600	89.0%
Sheraton Shenyang Lido Hotel, Shenyang	Hotel	82,000	99.0%
Horizon Cove, Phases 1 and 2, Zhuhai	Residential	119,100	50.0%
Laguna Verona, Phase B, Stages 1 and 2, Dongguan	Residential	19,400	47.3%
Le Parc (Huangpu Yayuan), Phase 2, Futian, Shenzhen	Residential	104,900	50.0%
Pacific Plaza, Phase 2, Qingdao	Residential/Commercial	24,200	15.0%
Seasons Villas, Phase 5, Pudong, Shanghai	Residential	14,600	50.0%
Overseas			
Belgravia Place, London, United Kingdom	Residential	2,130	42.5%

In the six months ended 30 June 2003, the Group completed the following property projects:

Name and Location	Property Type	Total Gross Floor Area (sq.m.)	Group's Interest
Hong Kong			
Banyan Garden, Phase 1, Cheung Sha Wan	Residential	73,490	Joint Venture
Queen's Terrace, Towers 1 and 2, Sheung Wan	Residential/Commercial	43,130	Joint Venture
The Mainland			
Laguna Verona, Phase B, Stages 3 to 5, Dongguan	Residential	35,310	47.3%
Le Parc (Huangpu Yayuan), Phase 3, Futian, Shenzhen	Residential	95,500	50.0%
Regency Park, Phase 1A, Pudong Huamu, Shanghai	Residential	13,650	50.0%
The Summit, Xuhui, Shanghai	Residential	8,500	50.0%

The Group's property development projects in progress and the expected year of completion are summarised below:

Name and Location	Property Type	Total Gross Floor Area (sq.m.)	Group's Interest	Expected Year of Completion
Hong Kong				
Hampton Place, Tai Kok Tsui	Residential/Commercial	52,070	100.0%	2003
Princeton Tower, Sheung Wan	Residential/Commercial	9,060	100.0%	2003
Seasons Villas, Kam Tin	Residential	10,320	100.0%	2003
Rambler Crest and Commercial/ Hotel Development, Tsing Yi	Serviced Apartment/ Hotel/Commercial	155,200	30.0%	2003
One Beacon Hill, Kowloon Tong	Residential	72,480	100.0%	2003
Vianni Cove, Tin Shui Wai	Residential	74,500	60.0%	2003
Banyan Garden, Cheung Sha Wan	Residential/Commercial	90,121	Joint Venture	2004
The Cairnhill, Tsuen Wan	Residential	76,890	50.0%	2004
The Pacifica, Cheung Sha Wan	Residential/Commercial	144,266	50.0%	2004-2005
Caribbean Coast, Tung Chung	Residential/Commercial	290,885	Joint Venture	2004-2006
Sky Tower, Kowloon City	Residential/Commercial/Hotel	140,180	40.0%	2004
A site at Hung Hom Bay	Hotel	107,444	100.0%	2005
Tiu Keng Leng Station Development	Residential/Commercial	123,427	Joint Venture	2005
A site at Hung Hom Bay	Hotel	119,280	100.0%	2005
A site at Tai Hang	Residential	47,300	100.0%	2005
A site at Kwai Chung	Serviced Apartment/Hotel/ Commercial	74,340	100.0%	2005
A site at Tin Shui Wai	Residential/Commercial	168,256	98.5%	2005
A site at Tsim Sha Tsui	Commercial/Hotel	11,512	100.0%	2007
The Mainland				
Seasons Villas, Pudong, Shanghai	Residential	22,676	50.0%	2003-2004
Le Parc (Huangpu Yayuan), Futian, Shenzhen	Residential	95,900	50.0%	2003
Oriental Plaza, Beijing	Serviced Apartment	47,000	33.4%	2003
The Summit & The Center, Xuhui, Shanghai	Residential/Commercial	140,140	50.0%	2003
Laguna Verona, Dongguan	Residential	271,400	47.3%	2003-2007
Panyu Dashi, Guangzhou	Residential/Commercial	451,462	50.0%	2004-2006
Regency Park, Pudong, Shanghai	Residential/Commercial	146,597	50.0%	2004
Jiangbei, Chongqing	Residential	71,102	50.0%	2004
Dynasty Garden, Baoan, Shenzhen	Residential	114,498	50.0%	2004
Gubei, Shanghai	Residential/Commercial	159,350	50.0%	2005
Huangsha MTR Station, Guangzhou	Residential/Commercial	319,994	50.0%	2005
Horizon Cove, Zhuhai	Residential	268,738	50.0%	2006
Xuedarenzhuang Village, Beijing	Residential	445,091	100.0%	2008
Overseas				
Costa del Sol, Bayshore Road, Singapore	Residential	138,950	76.0%	2003
Albion Riverside, London, United Kingdom	Residential/Commercial	36,680	45.0%	2003
Cairnhill Crest, Singapore	Residential	40,876	50.0%	2004
One Raffles Quay, Singapore	Commercial	148,532	33.3%	2005
Chelsea Harbour, Phase 2, London, United Kingdom	Residential	14,938	22.5%	2005
Lots Road, London, United Kingdom	Residential/Commercial	64,178	22.5%	2009

In addition, the Group owns approximately 1.4 million square metres of agricultural land in the New Territories, Hong Kong, which is currently under planning.

With respect to property development projects in which the Group has a joint venture interest, the joint venture partner usually provides land whilst the Group finances the construction costs and occasionally also the land costs. Upon completion of a development, the Group is entitled to a share of the sales proceeds or a part of the development or a share of the development profits in accordance with the terms and conditions of the joint venture agreement.

With regard to land bank replenishment, the Group undertakes this as an on-going process despite the present drop in property prices and has seized valuable opportunities to strengthen its land bank with prime sites at reasonable market prices.

The Group's portfolio of quality rental properties, including commercial, office, hotel and industrial properties and carparks, will be further strengthened as a result of progressive completion of new properties.

Investment in Hutchison

The Guarantor maintains approximately a 49.9 per cent. shareholding in Hutchison, its major associated company. Hutchison is a company incorporated in Hong Kong in July 1977. Hutchison is a Hong Kong-based multinational conglomerate whose securities are listed on the SEHK. The profit contribution from Hutchison and its consolidated subsidiaries (the "**Hutchison Group**") has been a significant part of the Guarantor's recurrent income. The Hutchison Group operates five core business divisions in 39 countries, including ports and related services, telecommunications, property and hotels, retail and manufacturing, energy, infrastructure and finance and investments. Property development is the main common business of the Guarantor and Hutchison. The Hutchison Group had audited net profits after tax, including profits on disposal of investments, for the year ended 31 December 2002 of HK$14,288 million (2001: HK$11,980 million). As at 31 August 2003, Hutchison's market capitalisation on the SEHK amounted to HK$245 billion.

The following is a summary of Hutchison's business operations grouped into five core divisions:

Ports and Related Services

Hutchison is the world's largest privately-owned container terminal operator in terms of throughput handled. The ports and related services division holds interests in 32 ports in 15 countries, including interests in container terminals operating in five of the seven busiest container ports in the world, and handled combined container throughput of 35.8 million twenty foot equivalent units ("**TEU**"s) in 2002. The core holdings of the division are its interests in:

- Hong Kong (the busiest container port in the world in 2002), where Hutchison operates thirteen of the nineteen available container berths through Hongkong International Terminals ("**HIT**") and COSCO-HIT Terminals (Hong Kong) Limited, a joint venture between HIT and China Ocean Shipping (Group) Company;

- the Mainland, where Hutchison holds interests in Yantian International Container Terminals Limited, Shanghai Container Terminals and Shanghai Pudong International Container Terminals as well as other ports;

- the UK and Continental Europe, where Hutchison holds interests in the Port of Felixstowe (UK), Thamesport (UK), Harwich (UK) and Europe Container Terminals B.V. (the Netherlands);

- Indonesia, where Hutchison holds interests in Jakarta International Container Terminal and Koja Terminal;

- South Korea, where Hutchison operates two terminals in Busan Port and two terminals in Kwangyang Port through Hutchison Korea Terminals and Korea International Terminals;

- Mexico, where Hutchison holds interests in Internacional de Contenedores Asociados de Veracruz, which is located on the east coast; and

- Saudi Arabia, where Hutchison holds interests in International Ports Services at Dammam.

The division also has interests in other ports and port development projects, and interests in ship repair, salvage and towage operations in Hong Kong.

Telecommunications

Hutchison is a leading worldwide competitor in mobile telecommunications. The telecommunications division operates second generation ("**2G**") Global System for Mobile Communications ("**GSM**") and Code Division Multiple Access ("**CDMA**") mobile telecommunications networks in Hong Kong (approximately 1.7 million subscribers as at 30 June 2003), Israel (1.9 million subscribers as at 30 June 2003), India (2.6 million subscribers as at 30 June 2003) and certain other countries, with a total global 2G subscriber base of approximately 6.7 million as at 30 June 2003.

The telecommunications division of Hutchison is developing third generation ("**3G**") mobile telecommunications networks in Hong Kong, the UK, Ireland, Italy, Sweden, Denmark, Austria, Israel, Australia and Norway. In the UK and Italy, Hutchison's 3G operations commenced commercial operations in 2003. Roll-out of network coverage in both countries is progressing well, with over 4,300 cell sites and 70 per cent. population coverage in the UK, and over 3,200 cell sites and 50 per cent. population coverage in Italy. In Australia, the 3G operation announced the initial offering of services in Sydney and Melbourne from mid-April 2003 and services expanded to Brisbane, Adelaide and Perth in July 2003 with over 1,500 cell sites on air. In Austria, 3G services commenced in June 2003 with network coverage of approximately 30 per cent. of the population, including major cities like Vienna, Graz and Linz. In Sweden, Hi3G Access AB ("**Hi3G Access**") commenced offering its services in May 2003. The network covers most major cities with over 950 cell sites on air. Hutchison's 3G operations are expected to commence services in Hong Kong and Denmark in late 2003. In September 2003, Hi3G Access Norway AS, a wholly owned subsidiary of Hi3G Access, was awarded a licence to offer 3G services in Norway.

The telecommunications division also provides fixed line services on its fiber optic fixed line network in Hong Kong through Hutchison Global Communications Limited. It also participates in e-commerce businesses with various strategic partners and holds a 24.7 per cent. interest in TOM.COM LIMITED, a company listed on GEM of the SEHK.

Property and Hotels

Hutchison's property and hotels division holds a rental portfolio of office, commercial, industrial and residential space, principally in Hong Kong and the Mainland. As at 30 June 2003, the portfolio comprised approximately 15.7 million square feet, the leasing of which accounted for the majority of the division's turnover and earnings before interest expense and taxation. The property and hotels division manages investment properties and development activities for Hutchison and certain of its associated companies and jointly controlled entities. In addition, the property and hotels division also acts as a developer of residential, commercial, office, hotel and recreational projects, principally in Hong Kong and the Mainland. The division also owns and operates hotels in Hong Kong, the Mainland and the Bahamas.

Retail and Manufacturing

Hutchison's retail and manufacturing division comprises:

- AS Watson & Company, Limited ("**AS Watson**"), one of the world's largest health and beauty retail chains in terms of store numbers, and also operates major chains of supermarkets and consumer electrical goods stores, with over 3,300 stores in Hong Kong, Taiwan, several other countries in South East Asia, the UK, the Netherlands and several other countries in Europe. AS Watson also manufactures and distributes water and beverage products in Hong Kong and the Mainland;

- Hutchison Whampoa (China) Limited, which operates various manufacturing, service and distribution joint ventures in the Mainland, Hong Kong and the UK; and

- 62 per cent. of Hutchison Harbour Ring Limited ("**HHR**"), a listed company in Hong Kong that engages in the manufacturing and trading of hard, soft and electronic toys, and high quality consumer electronic products and accessories. HHR also holds some investment properties in the Mainland.

Information in relation to Hutchison and its operations and financial conditions can be viewed on the website operated by it, which can be accessed as follows: *www.hutchison-whampoa.com.*

Energy, Infrastructure and Finance and Investments

CKI

Hutchison has an 84.6 per cent. interest in Cheung Kong Infrastructure Holdings Limited ("**CKI**"), the largest publicly listed infrastructure company in Hong Kong in terms of market capitalization, with principal operations in Hong Kong, Australia and the Mainland. CKI's major interests are:

- a 38.9 per cent. interest in Hongkong Electric Holdings Limited ("**Hongkong Electric**"), a listed company in Hong Kong that, through a wholly owned subsidiary, generates, transmits, distributes, and is the sole provider of, electricity to Hong Kong Island and Lamma Island;

- combined with the interests of Hongkong Electric, 100 per cent. interests in joint investments, held on a 50/50 basis, in ETSA Utilities, the sole electricity distributor in the State of South Australia; in Powercor Australia Limited ("**Powercor**"), the largest electricity distributor in the State of Victoria; and in CitiPower I Pty Ltd. ("**CitiPower**"), another major electricity distributor in the State of Victoria. CKI and Hongkong Electric together have become the largest electricity distributor in Australia. CKI also owns a 19 per cent. stake in Envestra Limited ("**Envestra**"), the largest listed natural gas distribution company in Australia;

- a power generating portfolio with over 1,800MW of gross capacity in the Mainland;

- an infrastructure materials business that produces cement, concrete, asphalt and aggregates in Hong Kong and the Mainland. CKI also has interests in joint ventures that own and operate approximately 480 km of toll roads and bridges in the Mainland and a cross-harbour rail tunnel in Hong Kong; and

- a contract to construct the Sydney Cross City Tunnel in Australia, which will connect Sydney's eastern suburbs with the western side of the city, which contract is held through a consortium led by CKI.

Information in relation to CKI and its operations and financial conditions can be viewed on the website operated by it, which can be accessed as follows: *www.cki.com.hk.*

Husky Energy

Hutchison holds a 35 per cent. interest in Husky Energy Inc. ("**Husky Energy**"), an integrated energy and energy-related company incorporated in Canada and listed on the Toronto Stock Exchange. Husky Energy ranks among Canada's largest petroleum companies in terms of production and the value of its asset base. Husky Energy's operating activities are divided into three segments:

- the upstream segment, which includes the exploration for and development and production of crude oil, natural gas liquids and natural gas in western Canada, offshore the Canadian east coast, offshore South China and, to a limited extent, other international areas;

- the midstream segment comprising upgrading operations, oil and gas marketing operations, pipeline transportation and processing of heavy crude oil, cogeneration of electrical and thermal energy and storage of crude oil and natural gas; and

- the refined products segment, which includes the refining of crude oil and marketing of refined petroleum products, including gasoline, alternative fuels and asphalt.

Information in relation to Husky Energy and its operations and financial conditions can be viewed on the website operated by it, which can be accessed as follows: *www.huskyenergy.ca.*

Finance and Investments

Hutchison also receives substantial income from its finance and investments division. The division is responsible for the management of Hutchison's cash deposits, liquid assets held in managed funds and other investments. Its contribution to Hutchison's turnover increased following Hutchison's receipt of consideration generated from the sale of certain 2G telecommunications assets in 1999 and 2000.

CK Life Sciences

CK Life Sciences was incorporated in the Cayman Islands in August 2001 as an exempted company with limited liability and its shares have been listed on GEM of the SEHK since July 2002.

The principal activity of CK Life Sciences and its subsidiary companies (the "**CK Life Sciences Group**") is to identify and develop revolutionary biotechnology solutions for the improvement of human health and environmental sustainability. The CK Life Sciences Group focuses on development of patent-protected products which provide new and improved solutions in sustainable land and water use, disease prevention and treatment, nutritional balance and skin care. Its market now covers Australia, the Mainland, Hong Kong, Indonesia, Myanmar, Philippines, South Korea, Thailand and USA.

Information in relation to CK Life Sciences and its operations and financial condition can be viewed on the website operated by it, which can be accessed as follows: *www.ck-lifesciences.com.*

Financial Management

The Group maintains a conservative financial management policy. The Group's net debt to equity ratio at 31 December 2002 was 11.5 per cent. In addition, the Group's liquidity position is among the strongest in the industry. As at 31 December 2002, the Group had cash and marketable securities (excluding its holding of Hutchison shares) of HK$7.6 billion. There were also available but undrawn banking facilities of HK$4 billion. In addition, the Group's liquidity position is further enhanced by the fact that shares in Hutchison are among the most actively traded stocks on the SEHK. If considered appropriate, the Hutchison shares can be readily placed to raise cash for making new acquisitions or repaying outstanding debt.

With respect to the maturity profile of the Group's debt, the majority is arranged on a medium term committed basis spreading over periods of up to eight years. Of the Group's total borrowings as at 31 December 2002, HK$2.6 billion was repayable within one year, HK$17.1 billion was repayable within two to five years and HK$2.2 billion was repayable within six to eight years.

The Group believes that its strong liquidity position is sufficient to satisfy its commitments and working capital requirements and also enables the Group to take advantage of acquisition opportunities which require early cash payments if and when they arise.

All references to websites mentioned in this section are intended as a guide as to where further public information may be obtained free of charge. Information appearing on such websites is not a part of this Programme Prospectus and does not form part of the offer documentation. The Issuer and the Guarantor accept no responsibility whatsoever that such information if available is accurate and/or up-to-date and no responsibility is accepted in relation to any such information by any person responsible for this Programme Prospectus.

DESCRIPTION OF THE GUARANTEE

The Guarantor's obligations under the Guarantee are contained in the Trust Deed. The Trust Deed will be available for inspection as provided in paragraph 5 of the section headed "General Information" in this Programme Prospectus. A summary of the provisions relating to the Guarantee is set out below:

Guarantee and Indemnity

Pursuant to the Trust Deed, the Guarantor unconditionally and irrevocably guarantees that if the Issuer does not pay any sum payable by it under the Trust Deed, any series of Notes or Coupons by the time and on the date specified for such payment (whether on the normal due date, on acceleration or otherwise), the Guarantor shall pay that sum to or to the order of the Trustee, in the manner provided in the Trust Deed.

Guarantor as Principal Debtor

As between the Guarantor and the Trustee, the Noteholders and the Couponholders but without affecting the Issuer's obligations, the Guarantor shall be liable under the Trust Deed as if the Guarantor were the sole principal debtor and not merely a surety. Accordingly, the Guarantor shall not be discharged, nor shall its liability be affected, by anything that would discharge it or affect its liability if it were the sole principal debtor (including (1) any time, indulgence, waiver or consent at any time given to the Issuer or any other person, (2) any amendment to any other provisions of the Trust Deed or to the Conditions or to any security or other guarantee or indemnity, (3) the making or absence of any demand on the Issuer or any other person for payment, (4) the enforcement or absence of enforcement of the Trust Deed, the Notes or the Coupons or of any security or other guarantee or indemnity, (5) the taking, existence or release of any security, guarantee or indemnity, (6) the dissolution, amalgamation, reconstruction or reorganisation of the Issuer or any other person or (7) the illegality, invalidity or unenforceability of or any defect in any provision of the Trust Deed, any series of Notes or Coupons or any of the Issuer's obligations under any of them).

For the purposes of payments required to be made by the Guarantor to Noteholders pursuant to the Guarantee, for so long as any of the Notes are represented by a Global Note held through a clearing system, payment may be made by delivering such sums to the relevant clearing system or the Paying Agent. In such a case payment will be deemed to have been duly given to the investor in the Notes upon receipt of the same by the relevant clearing system or upon payment by the Paying Agent to the holder of the Global Note. As an investor in the Notes you will have to rely on your Placing Bank (as a direct or indirect participant in the clearing system) to credit your account with payments credited to it through the clearing system from the Guarantor. The Issuer, the Guarantor and the Arrangers accept no responsibility for any failure or delay on the part of the Placing Banks in doing so.

Guarantor's Obligations Continuing

The Guarantor's obligations under the Trust Deed are and shall remain in full force and effect by way of continuing security until no sum remains payable under the Trust Deed, the Notes or the Coupons. Furthermore, those obligations of the Guarantor are additional to, and not instead of, any security or other guarantee or indemnity at any time existing in favour of any person, whether from the Guarantor or otherwise, and may be enforced without first having recourse to the Issuer, any other person, any security or any other guarantee or indemnity.

Exercise of Guarantor's Rights

So long as any sum remains payable under the Trust Deed, the Notes or the Coupons:

(i) any right of the Guarantor, by reason of the performance of any of the Guarantor's obligations under the Trust Deed, to be indemnified by the Issuer or to take the benefit of or to enforce any security or other guarantee or indemnity shall be exercised and enforced by the Guarantor only in such manner and on such terms as the Trustee may require or approve; and

(ii) any amount received or recovered by the Guarantor (a) as a result of any exercise of any such right or (b) in the dissolution, amalgamation, reconstruction or reorganisation of the Issuer shall be held in trust for the Trustee and immediately paid to the Trustee and the Trustee shall hold it on the trusts in such manner as provided in the Trust Deed.

Suspense Accounts

Any amount received or recovered by the Trustee in respect of any sum payable by the Issuer under the Trust Deed, the Notes or the Coupons may be placed in a suspense account and kept there for so long as the Trustee thinks fit.

The Trustee may place any partial payment made by the Issuer and/or the Guarantor into a suspense account, instead of having to apply the payment in reduction of the total sum owed by the Issuer to the Noteholders. In the event of a winding-up of the Issuer or the Guarantor, the Trustee will be able to prove for and claim the whole amount due to the Noteholders, instead of such amount as reduced by the amount of any partial payment made by the Issuer and/or the Guarantor to the Trustee. This will maximise the potential recovery by the Noteholders, particularly in the case where the Issuer and/or the Guarantor does not have sufficient assets to repay all its/their debts.

Avoidance of Payments

The Guarantor shall on demand indemnify the Trustee, each Noteholder and each Couponholder against any cost, loss, expense or liability sustained or incurred by the Trustee, such Noteholder or Couponholder as a result of it being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution, or similar law of any jurisdiction) to refund all or part of any amount received or recovered by the Trustee, such Noteholder or Couponholder in respect of any sum payable by the Issuer under the Trust Deed, any Note or Coupons relating to that Note and shall in any event pay to the Trustee, such Noteholder or Couponholder on demand the amount as refunded by it.

Debts of Issuer

If any moneys become payable by the Guarantor under the Guarantee, the Issuer shall not (except in the event of the liquidation of the Issuer) so long as any such moneys remain unpaid, pay any moneys for the time being due from the Issuer to the Guarantor.

Indemnity

As separate, independent and alternative stipulations, the Guarantor unconditionally and irrevocably agrees (1) that any sum that, although expressed to be payable by the Issuer under the Trust Deed, the Notes or Coupons, is for any reason (whether or not now existing and whether or not now known or becoming known to the Issuer, the Guarantor, the Trustee or any Noteholder or Couponholder) not recoverable from the Guarantor on the basis of a guarantee shall nevertheless be recoverable from it as if it were the sole principal debtor and shall be paid by it to the Trustee on demand and (2) as a primary obligation to indemnify the Trustee, each Noteholder and each Couponholder against any loss suffered by it as a result of any sum expressed to be payable by the Issuer under the Trust Deed, the Notes or Coupons not being paid on the date and otherwise in the manner specified in the Trust Deed or any payment obligation of the Issuer under the Trust Deed, the Notes or the Coupons being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to the Trustee, any Noteholder or any Couponholder), the amount of that loss being the amount expressed to be payable by the Issuer in respect of the relevant sum.

The full text of the provisions relating to the Guarantee is set out on pages 16 and 17 of the Trust Deed.

CAPITALISATION

Capitalisation of Cheung Kong

The following table sets out the unaudited consolidated capitalisation of the Guarantor as at 30 June 2003 except where otherwise indicated:

	(HK$ million)
Short-term loans:	
Bank loans	1,000
Other loans	1,400
Total short-term loans	2,400
Long-term loans:	
Bank loans	15,608
Other loans	6,217
Total long-term loans	21,825
Shareholders' equity:	
Share capital	1,158
Share premium	9,331
Reserves(2)	2,117
Retained profits(2)	156,249
Total Shareholders' equity	168,855
Total capitalisation	193,080

Notes:

(1) There has been no material change in the capitalisation of the Guarantor since 30 June 2003.

(2) Reserves and retained profits are stated as of 30 June 2003 as reported in the 2003 interim report. Interim dividend for 2003 payable on 17 October 2003 has been excluded.

FINANCIAL STATEMENTS OF CHEUNG KONG

The information set out in the sections headed "Interim Financial Statements of Cheung Kong for the six months ended 30 June 2003" and "Report of the Auditors and Consolidated Accounts of Cheung Kong for the year ended 31 December 2002" (on pages 49 to 90 of this Programme Prospectus) has been extracted from the Interim Report 2003 of the Guarantor as at and for the six months ended 30 June 2003 and the Annual Report 2002 of the Guarantor as at and for the year ended 31 December 2002. The reference to "pages 52 to 83" on pages 58 and 86 of this Programme Prospectus refers to pages 52 to 83 of the Annual Report 2002 of the Guarantor, which appear on pages 59 to 90 of this Programme Prospectus.

Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

	Note	(Unaudited) 2003 HK$ Million	2002 (Restated) HK$ Million
Turnover	(2)	4,973	3,181
Group turnover		2,813	1,309
Investment and other income		560	773
Operating costs			
Property and related costs		(1,817)	(493)
Salaries and related expenses		(311)	(350)
Interest expenses		(286)	(318)
Other expenses		(127)	(147)
		(2,541)	(1,308)
Share of results of jointly controlled entities		233	214
Operating profit		1,065	988
Share of results of associates		3,554	3,379
Profit before taxation	(3)	4,619	4,367
Taxation	(4)	(624)	(528)
Profit after taxation		3,995	3,839
Minority interests		6	13
Profit attributable to shareholders		4,001	3,852
Dividends			
Interim dividend of HK$0.38 (2002 – HK$0.38) per share		880	880
Earnings per share	(5)	HK$1.73	HK$1.66

Consolidated Balance Sheet

As at 30th June, 2003

	(Unaudited) 30/6/2003 HK$ Million	(Audited) 31/12/2002 (Restated) HK$ Million
Non-current assets		
Fixed assets	19,452	19,016
Associates	124,333	123,780
Jointly controlled entities	23,956	25,857
Investments in securities	8,632	4,960
Long term loans	873	542
Deferred tax assets	–	44
	177,246	174,199
Current assets		
Investments in securities	1,250	900
Stock of properties	18,394	20,177
Debtors, deposits and prepayments	1,409	1,428
Bank balances and deposits	3,065	2,156
	24,118	24,661
Current liabilities		
Bank and other loans	2,400	2,618
Creditors and accruals	1,985	3,159
Provision for taxation	545	525
Net current assets	19,188	18,359
Total assets less current liabilities	196,434	192,558
Non-current liabilities		
Bank and other loans	21,825	19,255
Deferred tax liabilities	338	272
	22,163	19,527
Minority interests	4,536	4,483
Total net assets	169,735	168,548
Representing:		
Share capital	1,158	1,158
Share premium	9,331	9,331
Reserves	2,117	2,105
Retained profits	156,249	153,128
Dividend		
Interim dividend for 2003	880	–
Final dividend for 2002	–	2,826
Total shareholders' funds	169,735	168,548

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2003

	(Unaudited)	
	2003 HK$ Million	2002 (Restated) HK$ Million
Total shareholders' funds at 1st January,		
as previously reported	171,012	165,375
Prior year adjustments (note 1)		
Retained profits	(2,039)	(1,945)
Reserves	(425)	(305)
Total shareholders' funds at 1st January, as restated	168,548	163,125
Net profit for the period	4,001	3,852
Items recognised in reserves		
Exchange gains on translation of financial statements		
of subsidiaries, jointly controlled entities and associates	12	7
Final dividend paid	(2,826)	(2,826)
Total shareholders' funds at 30th June	169,735	164,158

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2003

	(Unaudited)	
	2003 HK$ Million	2002 HK$ Million
Net cash from operating activities	2,934	3,308
Net cash used in investing activities	(4,095)	(492)
Net cash from/(used in) financing activities	2,070	(1,413)
Net increase in cash and cash equivalents	909	1,403
Cash and cash equivalents at 1st January	2,156	1,575
Cash and cash equivalents at 30th June	3,065	2,978

Notes to Interim Financial Statements

(1) Basis of preparation

The interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" in Hong Kong. Save for changes described below due to adoption of revised SSAP which became effective during the period, the interim financial statements have been prepared based on the same principal accounting policies as those set out in the annual report 2002.

In prior years, tax deferred or accelerated by the effect of timing difference, between income and expenditure recognised in the accounts and for tax purposes, was provided using the liability method to the extent that it is probable that a liability or an asset will crystallise.

In order to comply with SSAP12 (revised) "Income Taxes" which became effective from 1st January, 2003 in Hong Kong, the Group's accounting policy for deferred tax was changed. Deferred tax liabilities are provided in full on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

The change of accounting policy mentioned above has been applied retrospectively. As a result and incorporating the Group's share of Hutchison Whampoa Limited's adjustments due to adoption of SSAP12 (revised), the profit attributable to shareholders was increased by HK$50 million for the six months ended 30th June, 2003 and was decreased by HK$64 million for the six months ended 30th June, 2002; retained profits and reserves at 1st January, 2003 were reduced by HK$2,039 million and HK$425 million respectively; and retained profits and reserves at 1st January, 2002 were reduced by HK$1,945 million and HK$305 million respectively. Certain comparative figures have been restated accordingly.

(2) **Turnover and contribution**

Turnover of the Group by operating activities for the period are as follows:

	Six months ended 30th June	
	2003 HK$ Million	2002 HK$ Million
Property sales	2,144	592
Property rental	387	393
Hotels and serviced suites	184	163
Property and project management	98	161
Group turnover	2,813	1,309
Share of property sales of jointly controlled entities	2,160	1,872
Turnover	4,973	3,181

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

During the period, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland which accounted for approximately 17% of the turnover.

(2) **Turnover and contribution** ***(continued)***

Profit contribution by operating activities for the period are as follows:

	Company and subsidiaries Six months ended 30th June		Jointly controlled entities and unlisted associates Six months ended 30th June		Total Six months ended 30th June	
	2003 HK$ Million	2002 HK$ Million	2003 HK$ Million	2002 HK$ Million	2003 HK$ Million	2002 HK$ Million
Property sales	397	171	82	214	479	385
Property rental	302	303	135	63	437	366
Hotels and serviced suites	5	20	(3)	(5)	2	15
Property and project management	28	31	–	(2)	28	29
	732	525	214	270	946	795
Investment and finance					522	594
Interest expenses					(286)	(318)
Others					(6)	(71)
Taxation (excluding share of taxation of Hutchison Whampoa Limited)					(212)	(132)
Minority interests					6	13
Share of net profit of Hutchison Whampoa Limited					3,031	2,971
Profit attributable to shareholders					4,001	3,852

(3) Profit before taxation

	Six months ended 30th June	
	2003 HK$ Million	2002 HK$ Million
Profit before taxation is arrived at after charging/(crediting):		
Interest expenses	408	464
Less: Interest capitalised	(122)	(146)
	286	318
Costs of properties sold	1,608	392
Depreciation	57	48
Net realised and unrealised holding gains on other investments	(594)	(311)

(4) Taxation

	Six months ended 30th June	
	2003 HK$ Million	2002 HK$ Million
Company and subsidiaries		
Hong Kong profits tax	23	21
Overseas tax	4	4
Deferred tax	110	37
Share of taxation		
Jointly controlled entities	72	64
Associates	415	402
	624	528

Hong Kong profits tax has been provided for at the rate of 17.5% (2002 – 16%) on the estimated assessable profits for the period. Overseas tax has been provided for at the applicable local rates on the estimated assessable profits of the individual company concerned. Deferred tax has been provided on temporary differences using the current applicable rates.

(5) Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2002 – 2,316,164,338 shares) in issue during the period.

(6) Ageing analyses of trade debtors and trade creditors

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	30/6/2003 HK$ Million	31/12/2002 HK$ Million
Current to one month	315	285
Two to three months	23	8
Over three months	22	20
	360	313

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	30/6/2003 HK$ Million	31/12/2002 HK$ Million
Current to one month	482	1,487
Two to three months	21	8
Over three months	9	4
	512	1,499

(7) **Related party transactions**

During the period and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. At the balance sheet date, advances made to/received from associates amounted to HK$433 million and HK$21 million respectively, and advances made to/received from jointly controlled entities amounted to HK$20,431 million and HK$161 million respectively. Guarantees provided by the Group for bank loans utilised by jointly controlled entities amounted to HK$2,969 million.

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the interim financial statements.

(8) **Events after the balance sheet date**

In August 2003, the Group disposed of its entire interests in five retail shopping malls in Hong Kong to Fortune Real Estate Investment Trust, a Singapore based unit trust, for a total cash consideration of approximately HK$2.3 billion.

(9) **Review of interim financial statements**

The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

REPORT OF THE AUDITORS
AND CONSOLIDATED ACCOUNTS OF CHEUNG KONG
FOR THE YEAR ENDED 31 DECEMBER 2002

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the Members of Cheung Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 52 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 20 March 2003

Consolidated Profit and Loss Account

For the year ended 31st December, 2002

	Note	2002 $ Million	2001 (Restated) $ Million
Turnover	(2)	9,122	7,486
Group turnover		2,445	5,660
Investment and other income		1,254	1,368
Operating costs			
Property and related costs		(993)	(2,927)
Salaries and related expenses		(698)	(684)
Interest expenses		(650)	(776)
Other expenses		(311)	(341)
		(2,652)	(4,728)
Share of results of jointly controlled entities		606	587
Provision for property projects		–	(1,500)
Revaluation deficit of investment properties		(825)	–
Profit on spin-off of subsidiaries		1,001	–
Operating profit		1,829	1,387
Share of results of associates	(3)	8,333	7,023
Profit before taxation	(4)	10,162	8,410
Taxation	(5)	(1,338)	(1,195)
Profit after taxation		8,824	7,215
Minority interests		52	22
Profit attributable to shareholders	(6)	8,876	7,237
Dividends			
Interim dividend paid at $0.38 (2001 – $0.38) per share		880	880
Final dividend proposed at $1.22 (2001 – $1.22) per share		2,826	2,826
		3,706	3,706
Earnings per share	(7)	$3.83	$3.12

Consolidated Balance Sheet

As at 31st December, 2002

	Note	2002 $ Million	2001 (Restated) $ Million
Non-current assets			
Fixed assets	(8)	19,016	14,841
Associates	(10)	125,559	121,736
Jointly controlled entities	(11)	26,329	29,407
Investments in securities	(12)	4,960	4,364
Long term loans		542	465
		176,406	170,813
Current assets			
Investments in securities	(12)	900	790
Stock of properties	(13)	20,177	21,889
Debtors, deposits and prepayments	(14)	1,428	1,443
Bank balances and deposits		2,156	1,575
		24,661	25,697
Current liabilities			
Bank and other loans	(15)	2,618	5,653
Creditors and accruals	(16)	3,159	1,523
Provision for taxation		525	542
Net current assets		18,359	17,979
Total assets less current liabilities		194,765	188,792
Non-current liabilities			
Bank and other loans	(15)	19,255	18,728
Deferred taxation	(17)	3	3
		19,258	18,731
Minority interests		4,495	4,686
Total net assets		171,012	165,375
Representing:			
Share capital	(18)	1,158	1,158
Share premium		9,331	9,331
Reserves	(19)	2,530	2,063
Retained profits	(20)	155,167	149,997
Proposed final dividend		2,826	2,826
Total shareholders' funds		171,012	165,375

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Balance Sheet

As at 31st December, 2002

	Note	2002 $ Million	2001 $ Million
Non-current assets			
Fixed assets	(8)	47	41
Subsidiaries	(9)	24,785	21,866
Associates	(10)	553	837
Jointly controlled entities	(11)	1,406	2,852
Investments in securities	(12)	14	14
Long term loans		22	23
		26,827	25,633
Current assets			
Stock of properties	(13)	3	3
Debtors, deposits and prepayments	(14)	64	54
Dividend receivable		1,600	2,490
Bank balances and deposits		226	402
		1,893	2,949
Current liabilities			
Creditors and accruals	(16)	135	134
Net current assets		1,758	2,815
Total assets less current liabilities		28,585	28,448
Non-current liabilities			
Deferred taxation	(17)	–	2
Total net assets		28,585	28,446
Representing:			
Share capital	(18)	1,158	1,158
Share premium		9,331	9,331
Reserves	(19)	616	616
Retained profits	(20)	14,654	14,515
Proposed final dividend		2,826	2,826
Total shareholders' funds		28,585	28,446

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2002

	2002 $ Million	2001 $ Million
Total shareholders' funds at 1st January, as previously reported	165,473	162,144
Prior year adjustment (see note below)	(98)	(44)
Total shareholders' funds at 1st January, as restated	165,375	162,100
Net profit for the year	8,876	7,237
Items recognised in reserves (note 19)		
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	17	26
Surplus/(deficit) on revaluation of investment properties dealt with in reserves	450	(282)
	467	(256)
Dividends paid	(3,706)	(3,706)
Total shareholders' funds at 31st December	171,012	165,375

Note:

Prior year adjustment represents the Group's share of a prior year adjustment of Hutchison Whampoa Limited as a result of its share of a prior year adjustment of its associate, Husky Energy Inc., which has adopted the recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. As a result, the profit attributable to shareholders for the year ended 31st December, 2001 was reduced by $54 million and retained profits at 1st January, 2001 and 2002 were reduced by $44 million and $98 million respectively.

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

	Note	2002 $ Million	2001 $ Million
Operating activities			
Cash generated from operations	(a)	2,124	668
Advance to jointly controlled entities		(1,621)	(3,215)
Dividend/repayment from jointly controlled entities		4,134	1,371
Dividend from associates		3,795	3,687
Dividend from investments in securities		55	71
Interest received		393	919
Repayment/(advance) of long term loans		(63)	39
Dividend paid to shareholders		(3,706)	(3,706)
Dividend paid to minorities		(12)	(5)
Profits tax paid		(64)	(262)
Net cash from/(used in) operating activities		5,035	(433)
Investing activities			
Spin-off of subsidiaries	(b)	(22)	–
Increase of interest in subsidiaries		(15)	(20)
Increase of interest in jointly controlled entities		(328)	–
Restructure of interests in jointly controlled entities and associates	(c)	210	–
Advance to jointly controlled entities		(119)	(458)
Advance to associates		(126)	(328)
Purchase of long term investments		(625)	(3,187)
Disposal/redemption of long term investments		242	357
Addition of fixed assets		(654)	(293)
Disposal of fixed assets		4	3
Net cash used in investing activities		(1,433)	(3,926)
Financing activities			
Borrowing of bank and other loans		5,581	11,180
Repayment of bank and other loans		(8,089)	(7,855)
Funding from minorities		407	1,416
Interest paid		(920)	(1,236)
Net cash from/(used in) financing activities		(3,021)	3,505
Net increase/(decrease) in cash and cash equivalents		581	(854)
Cash and cash equivalents at 1st January		1,575	2,429
Cash and cash equivalents at 31st December	(d)	2,156	1,575

Notes:

(a) Cash generated from operations

	2002 $ Million	2001 $ Million
Profit before taxation	10,162	8,410
Interest income	(404)	(832)
Interest expenses	650	776
Dividend income from investments in securities	(64)	(74)
Share of results of jointly controlled entities	(606)	(587)
Share of results of associates	(8,333)	(7,023)
Profit on spin-off of subsidiaries	(1,001)	–
Provision for property projects	–	1,500
Revaluation deficit of investment properties	825	186
(Gain)/loss on long term investments	(91)	34
Depreciation	104	60
(Increase)/decrease in investments in securities	(274)	2,141
Increase in stock of properties	(2,739)	(2,121)
Increase/(decrease) in customers' deposits received	2,679	(1,162)
Increase in debtors, deposits and prepayments	(31)	(634)
Increase/(decrease) in creditors and accruals	1,236	(3)
Exchange difference and other items	11	(3)
	2,124	668

(b) Spin-off of subsidiaries

During the year, CK Life Sciences Int'l., (Holdings) Inc., a subsidiary, was spin-off and became an associate.

	$ Million
Changes in assets and liabilities	
Decrease in fixed assets	(211)
Decrease in debtors, deposits and prepayments	(157)
Decrease in bank balances and deposits	(22)
Decrease in creditors and accruals	13
Decrease in minority interests	151
Increase in interest in listed associates	1,227
Profit on spin-off of subsidiaries	1,001
Net cash outflow in respect of spin-off of subsidiaries	
Decrease in bank balances and deposits	(22)

(c) Restructure of interests in jointly controlled entities and associates

During the year, the Group increased its interests in jointly controlled entities and associates which became subsidiaries and the transactions were accounted for as follows:

	$ Million
Changes in assets and liabilities	
Increase in fixed assets	2,767
Increase in long term loans	34
Increase in stock of properties	47
Increase in debtors, deposits and prepayments	85
Increase in bank balances and deposits	273
Increase in creditors and accruals	(244)
Increase in minority interests	(22)
Decrease in interest in jointly controlled entities	(2,694)
Decrease in interest in associates	(183)
Cash consideration paid	63
Net cash inflow in respect of restructure of interests in jointly controlled entities and associates	
Increase in bank balances and deposits	273
Less: cash consideration paid	(63)
	210

(d) Cash and cash equivalents

	2002 $ Million	2001 $ Million
Bank balances and deposits	2,156	1,575

Notes to Financial Statements

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements are prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and comply with the Statements of Standard Accounting Practice ("SSAP") in Hong Kong.

In accordance with SSAP 1 (revised) "Presentation of Financial Statements", statement of changes in equity is prepared to replace the statement of recognised gains and losses required in previous years.

In accordance with SSAP 15 (revised) "Cash Flow Statements", the preparation of cash flow statement is modified as required.

Certain comparative figures have been restated to conform with the current year's presentation.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (1)(d) and note (1)(e) below respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries is carried at cost and amortised over its estimated useful life.

(c) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for diminution in value where appropriate.

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Where the investment cost in a jointly controlled entity is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Jointly controlled entities *(continued)*

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of not less than 20% and the Group exercises significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Goodwill on acquisition of associates is carried at cost and amortised over its estimated useful life.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December, after adjusting, where practicable, for inconsistency with the Group's accounting policies.

(f) Investments in securities

Investments in securities intended to be held on a continuing basis, which are not investments in subsidiaries, jointly controlled entities or associates, are classified as investment securities and are carried at cost less provision for diminution in value where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

(g) Fixed assets

Fixed assets, other than investment properties and hotel and serviced suite properties, are stated at cost or valuation less depreciation or provision for diminution in value where appropriate.

Investment properties, which are held for rental, are stated at their open market values at the year end date under fixed assets. Annual valuations are undertaken by independent professional valuers. Increases in valuations are credited to investment property revaluation reserve whereas decreases in valuations are firstly set off against revaluation reserve and thereafter charged to the profit and loss account. When revalued investment properties are sold, the relevant revaluation surplus or deficit is transferred to the profit and loss account.

Hotel and serviced suite properties, which are held for operation, are stated at cost less provision for diminution in value where appropriate under fixed assets. Costs of significant improvements are capitalised and costs incurred to maintain the hotel and serviced suite properties in their continual good condition are charged to the profit and loss account in the year in which they are incurred.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Fixed assets *(continued)*

No depreciation is provided on investment properties and hotel and serviced suite properties with an unexpired lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at the annual rates of 2% to 4% on the cost of the respective building. Other fixed assets are depreciated on a straight-line basis at the annual rates of 5% to 33 1/3% based on their respective estimated useful lives.

(h) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interests and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(i) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from property and project management is recognised when the services are rendered. Revenue from hotel and serviced suite operation is recognised upon provision of the services. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(j) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Taxation

Hong Kong profits tax is provided for at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

Tax deferred or accelerated by the effect of timing difference is provided, using the liability method, to the extent that it is probable that a liability or an asset will crystallise.

(l) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

2. TURNOVER AND CONTRIBUTION

The principal activities of the Group are property development and investment, property and project management, hotel and serviced suite operation and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, revenue from hotel and serviced suite operation and income from property and project management. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year are as follows:

	2002 $ Million	2001 $ Million
Property sales	961	4,386
Property rental	806	746
Hotels and serviced suites	391	269
Property and project management	287	259
Group turnover	2,445	5,660
Share of property sales of jointly controlled entities	6,677	1,826
Turnover	9,122	7,486

During the year, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 9% and 1% of the turnover respectively.

2. TURNOVER AND CONTRIBUTION *(continued)*

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities and unlisted associates		Total	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Property sales	209	1,410	426	486	635	1,896
Property rental	618	581	198	100	816	681
Hotels and serviced suites	49	57	3	(5)	52	52
Property and project management	81	80	(1)	(11)	80	69
	957	2,128	626	570	1,583	2,698
Investment and finance					895	1,086
Interest expenses					(650)	(776)
Provision for property projects					–	(1,500)
Revaluation deficit of investment properties					(825)	–
Profit on spin-off of subsidiaries					1,001	–
Others					(151)	(92)
Taxation (excluding share of taxation of listed associates)					(150)	(187)
Minority interests					52	22
Share of net results of listed associates						
Hutchison Whampoa Limited					7,138	5,986
CK Life Sciences Int'l., (Holdings) Inc.					(17)	–
Profit attributable to shareholders					8,876	7,237

3. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates in 2002 included the Group's share of profit of $564 million arising from disposal of equity interests in certain ports by Hutchison Whampoa Limited.

The share of results of associates in 2001 included the Group's share of profit of $14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of $14,876 million made by Hutchison Whampoa Limited.

4. PROFIT BEFORE TAXATION

	2002 $ Million	2001 $ Million
Profit before taxation is arrived at after charging:		
Interest expenses		
Bank loans and other loans repayable within 5 years	875	1,217
Other loans not repayable within 5 years	25	45
	900	1,262
Less: Interest capitalised (see note (a))	(250)	(486)
	650	776
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	86	86
Contribution to retirement scheme	9	9
Discretionary bonus	37	32
	132	127
Less: Amount paid back	(13)	(11)
	119	116
Auditors' remuneration	5	5
Costs of properties sold	767	2,579
Operating lease charges – properties	51	53
Depreciation	104	60
Impairment losses on investment securities	34	17
Revaluation deficit of investment properties	825	186
and after crediting:		
Net rental income	728	669
Interest income from banks	33	81
Income from listed investments		
Dividend from investments in securities	45	44
Interest from investments in securities	92	79
Income from unlisted investments		
Dividend from investments in securities	19	30
Interest from jointly controlled entities	239	621
Interest from investments in securities	6	14
Net realised and unrealised holding gains on other investments	78	187
Profit on disposal of investment securities	–	17

4. PROFIT BEFORE TAXATION *(continued)*

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 2% (2001 – 5%) during the year.

(b) Directors' emoluments included directors' fee of $545,000 (2001 – $543,110). Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The independent non–executive directors received a director's fee of $30,000 each and for those who acted as members of the Audit Committee, an additional $30,000 each was paid. Certain directors received directors' remuneration from associates of which $13 million (2001 – $11 million) was paid back to the Company.

Directors' emoluments (including the five highest paid individuals in the Group) are within the following bands:

	2002 Number of Directors	2001 Number of Directors
Nil – $1,000,000	11	11
$6,500,001 – $7,000,000	–	1
$9,000,001 – $9,500,000	1	–
$9,500,001 – $10,000,000	2	2
$11,000,001 – $11,500,000	1	1
$12,000,001 – $12,500,000	1	1
$14,000,001 – $14,500,000	1	1
$22,000,001 – $22,500,000	1	1
$39,000,001 – $39,500,000	–	1
$42,500,001 – $43,000,000	1	–

5. TAXATION

	2002 $ Million	2001 $ Million
Company and subsidiaries		
Hong Kong profits tax	45	123
Overseas tax	2	1
Deferred tax	–	(9)
Jointly controlled entities		
Hong Kong profits tax	70	18
Overseas tax	24	41
Associates		
Hong Kong profits tax	453	392
Overseas tax	744	629
	1,338	1,195

Hong Kong profits tax has been provided for at the rate of 16% (2001 – 16%).

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $3,845 million (2001 – $3,856 million).

7. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2001 – 2,316,164,338 shares) in issue during the year.

8. FIXED ASSETS

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Group							
Cost or valuation							
At 1st January, 2002	533	722	11,476	2,264	529	445	15,969
Restructure of interests in jointly controlled entities and associates	–	–	1,152	1,554	–	117	2,823
Spin-off of subsidiaries	(151)	–	–	–	–	(84)	(235)
Additions/transfers	(334)	(722)	197	2,457	723	244	2,565
Disposals	–	–	(1)	–	–	(52)	(53)
Deficits on revaluation	–	–	(825)	–	–	–	(825)
At 31st December, 2002	48	–	11,999	6,275	1,252	670	20,244
Accumulated depreciation/provisions							
At 1st January, 2002	3	–	–	891	–	234	1,128
Restructure of interests in jointly controlled entities and associates	–	–	–	–	–	56	56
Spin-off of subsidiaries	(5)	–	–	–	–	(19)	(24)
Depreciation	2	–	–	–	–	104	106
Written back on disposals	–	–	–	–	–	(38)	(38)
At 31st December, 2002	–	–	–	891	–	337	1,228
Net book value							
At 31st December, 2002	**48**	**–**	**11,999**	**5,384**	**1,252**	**333**	**19,016**
Net book value							
At 31st December, 2001	530	722	11,476	1,373	529	211	14,841

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $17,079 million (2001 – $13,007 million) and certain properties outside Hong Kong with aggregate carrying value of $1,252 million (2001 – $1,250 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain hotel properties with aggregate carrying value of $852 million (2001 – $848 million) were pledged as securities for bank loans.

8. FIXED ASSETS (continued)

	Other assets $ Million
Company	
Cost	
At 1st January, 2002	147
Additions	31
Disposals	(2)
At 31st December, 2002	176
Accumulated depreciation	
At 1st January, 2002	106
Depreciation	25
Written back on disposals	(2)
At 31st December, 2002	129
Net book value at 31st December, 2002	**47**
Net book value at 31st December, 2001	41

Analysis of cost and valuation of the Group's fixed assets are as follows:

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
At 31st December, 2002							
– at valuation	**–**	–	**11,999**	**–**	**–**	–	**11,999**
– at cost	**48**	–	–	**6,275**	**1,252**	**670**	**8,245**
	48	–	**11,999**	**6,275**	**1,252**	**670**	**20,244**
At 31st December, 2001							
– at valuation	–	–	11,476	–	–	–	11,476
– at cost	533	722	–	2,264	529	445	4,493
	533	722	11,476	2,264	529	445	15,969

Investment properties have been revalued at 31st December, 2002 by DTZ Debenham Tie Leung, professional valuers, on an open market value basis. Gross rental income derived from investment properties during the year amounted to $616 million (2001 – $580 million).

9. SUBSIDIARIES

	Company	
	2002 $ Million	2001 $ Million
Unlisted investments in subsidiaries	2,267	2,267
Amounts due from subsidiaries	28,825	28,066
Amounts due to subsidiaries	(6,307)	(8,467)
	24,785	21,866

Particulars regarding the principal subsidiaries are set out in Appendix I.

10. ASSOCIATES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Listed investments in associates	124,672	120,009	–	–
Unlisted investments in associates	487	1,148	518	861
	125,159	121,157	518	861
Amounts due from associates	420	690	36	39
Amounts due to associates	(20)	(111)	(1)	(63)
	125,559	121,736	553	837
Market value of investments in associates – listed in Hong Kong	107,902	160,298	–	–

Particulars regarding the principal associates are set out in Appendix II.

11. JOINTLY CONTROLLED ENTITIES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Unlisted investments in jointly controlled entities	3,970	2,472	420	145
Amounts due from jointly controlled entities	22,471	27,290	1,004	2,858
Amounts due to jointly controlled entities	(112)	(355)	(18)	(151)
	26,329	29,407	1,406	2,852

Particulars regarding the principal jointly controlled entities are set out in Appendix III.

12. INVESTMENTS IN SECURITIES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Investment securities				
Equity securities – unlisted	196	242	14	14
Debt securities – unlisted	29	29	–	–
Equity securities – listed in Hong Kong	430	463	–	–
Equity securities – listed overseas	910	873	–	–
	1,565	1,607	14	14
Other investments				
Equity securities – unlisted	203	73	–	–
Debt securities – unlisted	47	176	–	–
Equity securities – listed in Hong Kong	1,164	840	–	–
Equity securities – listed overseas	442	554	–	–
Debt securities – listed overseas	2,439	1,904	–	–
	4,295	3,547	–	–
Less: Amounts classified under current assets	900	790	–	–
	3,395	2,757	–	–
Amounts classified under non-current assets	4,960	4,364	14	14
Market value of investment securities				
– listed in Hong Kong	951	1,920	–	–
– listed overseas	476	1,638	–	–
Market value of other investments				
– listed in Hong Kong	1,164	840	–	–
– listed overseas	2,881	2,458	–	–
	5,472	6,856	–	–

13. STOCK OF PROPERTIES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Properties for/under development	14,927	15,068	–	–
Joint development projects	6,076	4,733	–	–
Properties for sale	2,251	2,462	3	3
	23,254	22,263	3	3
Less: Customers' deposits received	3,077	374	–	–
	20,177	21,889	3	3

At the balance sheet date, stock of properties amounting to $2,270 million (2001 – $2,538 million) were carried at net realisable value.

14. DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Trade debtors	313	750	–	–
Deposits, prepayments and other debtors	1,115	693	64	54
	1,428	1,443	64	54

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2002 $ Million	2001 $ Million
Current to one month	285	715
Two to three months	8	11
Over three months	20	24
	313	750

15. BANK AND OTHER LOANS

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Bank loans repayable				
within 1 year	118	4,403	–	–
after 1 year but not exceeding 2 years	118	47	–	–
after 2 years but not exceeding 5 years	10,648	10,349	–	–
after 5 years	1,875	675	–	–
Other loans repayable				
within 1 year	2,500	1,250	–	–
after 1 year but not exceeding 2 years	1,400	2,500	–	–
after 2 years but not exceeding 5 years	4,914	4,400	–	–
after 5 years	300	757	–	–
	21,873	24,381	–	–
Less: Amounts classified under current liabilities	2,618	5,653	–	–
Amounts classified under non-current liabilities	19,255	18,728	–	–

At the balance sheet date:

(a) bank loans amounting to $282 million (2001 – $314 million) were secured by certain assets of the Group; and

(b) other loans included the following fixed rate and floating rate notes and bonds listed on the Luxembourg Stock Exchange or the Singapore Stock Exchange which were issued by Cheung Kong Finance Cayman Limited and Joynote Ltd, wholly owned subsidiaries, and are guaranteed by the Company:

HK$ 2,000,000,000	7.50% due March 2003 (issued in 2000)
HK$ 500,000,000	7.35% due July 2003 (issued in 2000)
HK$ 300,000,000	HIBOR + 0.28% due February 2004 (issued in 2001)
HK$ 300,000,000	5.36% due May 2004 (issued in 2001)
HK$ 300,000,000	5.38% due June 2004 (issued in 2001)
HK$ 200,000,000	7.88% due November 2004 (issued in 1999)
HK$ 300,000,000	7.75% due December 2004 (issued in 1999)
HK$ 1,000,000,000	7.68% due January 2005 (issued in 2000)
HK$ 550,000,000	5.25% due April 2005 (issued in 2002).
HK$ 1,000,000,000	HIBOR + 0.5% due July 2005 (issued in 2000)
HK$ 500,000,000	7.68% due July 2005 (issued in 2000)
HK$ 500,000,000	7.88% due December 2006 (issued in 1999)
SGD 100,000,000	4.55% due March 2007 (issued in 2000)
HK$ 910,000,000	HIBOR + 0.38% due September 2007 (issued in 2002)
HK$ 300,000,000	8.38% due January 2010 (issued in 2000)

16. CREDITORS AND ACCRUALS

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Trade creditors	1,499	136	–	–
Accruals and other creditors	1,660	1,387	135	134
	3,159	1,523	135	134

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	2002 $ Million	2001 $ Million
Current to one month	1,487	119
Two to three months	8	12
Over three months	4	5
	1,499	136

17. DEFERRED TAXATION

Deferred taxation is mainly caused by accelerated tax depreciation allowances in excess of depreciation expenses. No provision has been made for the revaluation surplus of investment properties as they do not constitute timing differences. There were no significant unprovided timing differences at the balance sheet date.

18. SHARE CAPITAL

	2002 No. of shares	2001 No. of shares	2002 $ Million	2001 $ Million
Authorised:				
Shares of $0.5 each	3,800,000,000	3,800,000,000	1,900	1,900
Issued and fully paid:				
Shares of $0.5 each	2,316,164,338	2,316,164,338	1,158	1,158

19. RESERVES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Capital reserve				
Balance at 1st January and 31st December	345	345	199	199
Exchange translation reserve				
Balance at 1st January	78	52	1	1
Company and subsidiaries	(50)	62	–	–
Share of translation reserve				
Jointly controlled entities	67	(35)	–	–
Associates	–	(1)	–	–
Balance at 31st December	95	78	1	1
Investment property revaluation reserve				
Balance at 1st January	1,640	1,922	416	600
Revaluation surplus/(deficit)				
Company and subsidiaries	–	(377)	–	–
Jointly controlled entities	450	214	–	–
Associates	–	(119)	–	(184)
Balance at 31st December	2,090	1,640	416	416
	2,530	2,063	616	616

20. RETAINED PROFITS

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Balance at 1st January as previously reported	150,095	146,510	14,515	14,365
Prior year adjustment	(98)	(44)	–	–
Balance at 1st January as restated	149,997	146,466	14,515	14,365
Profit for the year	8,876	7,237	3,845	3,856
Interim dividend paid	(880)	(880)	(880)	(880)
Proposed final dividend	(2,826)	(2,826)	(2,826)	(2,826)
Balance at 31st December	155,167	149,997	14,654	14,515

At the balance sheet date, retained profits of the Group included $97,024 million (2001 – $93,603 million) retained by associates and $428 million (2001 – $170 million) retained by jointly controlled entities. The Company's reserves available for distribution to shareholders including the proposed final dividend amounted to $17,014 million (2001 – $16,806 million). Proposed final dividend for 2001 was approved by shareholders on 23rd May, 2002 and paid on 28th May, 2002.

21. EMPLOYEES RETIREMENT SCHEMES

The principal employees retirement schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% on the employees' salary.

During the year, the Group's costs incurred on employees retirement schemes were $58 million (2001 – $58 million) and forfeited contributions in the amount of $8 million (2001 – $8 million) were used to reduce current year's contributions.

22. CHARGES ON ASSETS

At the balance sheet date, certain assets of the Group with aggregate carrying value of $852 million (2001 – $1,133 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

23. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Group had capital commitments as follows:

(i) contracted but not provided for

fixed assets – $155 million (2001 – $358 million)

(ii) authorised but not contracted for

fixed assets – $1 million (2001 – $7 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:

(i) contracted but not provided for – $912 million (2001 – $171 million)

(ii) authorised but not contracted for – $199 million (2001 – $1,750 million)

(c) the Group's share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to $4,582 million;

(d) the Company provided guarantees for loan financing as follows:

(i) bank and other loans utilised by subsidiaries – $21,544 million (2001 – $24,020 million)

(ii) bank loans utilised by jointly controlled entities – $1,918 million (2001 – $1,697 million)

(iii) bank loans utilised by affiliated companies – Nil (2001 – $33 million)

and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities and affiliated companies amounted to $1,089 million (2001 – $969 million) and $25 million (2001 – $25 million) respectively; and

(e) the Company provided guarantee for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity amounted to $100 million (2001 – $100 million).

24. OPERATING LEASE

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases for property rental at the balance sheet date is as follows:

	Group	
	2002 $ Million	2001 $ Million
Future minimum lease income receivable		
not later than 1 year	602	582
later than 1 year and not later than 5 years	673	617
later than 5 years	21	23
	1,296	1,222

24. OPERATING LEASE *(continued)*

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the balance sheet date are as follows:

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Future minimum lease charges payable				
not later than 1 year	78	66	63	48
later than 1 year and not later than 5 years	113	181	107	170
later than 5 years	2	–	–	–
	193	247	170	218

25. RELATED PARTY TRANSACTIONS

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. Advances made/received by the Group at the balance sheet date were disclosed as amount due from/to associates and jointly controlled entities in notes (10) and (11). Guarantees provided by the Group for bank loans utilised by jointly controlled entities at the balance sheet date were disclosed in note (23).

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the financial statements.

26. SEGMENT INFORMATION

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities and unlisted associates $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2002				
Property development	21,989	14,734	**36,723**	**(2,033)**
Property investment	12,178	8,166	**20,344**	**(241)**
Hotels and serviced suites	7,030	3,359	**10,389**	**(298)**
Property and project management	172	17	**189**	**(53)**
Total segment assets/(liabilities)			**67,645**	**(2,625)**
Investments in listed associates			**124,672**	**–**
Cash and investments in securities			**6,401**	**–**
Bank and other loans			**–**	**(21,873)**
Other assets/(liabilities)			**2,349**	**(1,062)**
Total assets/(liabilities)			**201,067**	**(25,560)**
At 31st December, 2001				
Property development	23,478	18,505	41,983	(816)
Property investment	11,647	8,178	19,825	(225)
Hotels and serviced suites	3,330	3,389	6,719	(71)
Property and project management	186	18	204	(56)
Total segment assets/(liabilities)			68,731	(1,168)
Investments in listed associates			120,009	–
Cash and investments in securities			5,672	–
Bank and other loans			–	(24,381)
Other assets/(liabilities)			2,098	(900)
Total assets/(liabilities)			196,510	(26,449)

26. SEGMENT INFORMATION *(continued)*

Total segment assets at the balance sheet date and capital expenditure for segment assets incurred during the year, analysed by geographical locations, are as follows:

	Total Segment Assets		Capital Expenditure	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Hong Kong	51,035	52,955	654	130
The Mainland	11,538	11,022	93	43
Asia	4,544	4,076	–	–
Europe	468	619	–	–
North America	60	59	–	–
	67,645	68,731	747	173

Depreciation and capital expenditure incurred during the year, analysed by operating activities, are as follows:

	Depreciation		Capital Expenditure	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Property investment	–	–	197	–
Hotels and serviced suites	50	24	515	165
Property and project management	28	25	35	8
	78	49	747	173

27. APPROVAL OF FINANCIAL STATEMENTS

The financial statements reported in Hong Kong dollars and set out on pages 52 to 83 were approved by the board of directors on 20th March, 2003.

Principal Subsidiaries

APPENDIX I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name		Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Art Full Resources Limited	HK$	2		100	Property investment
Bandick Limited	HK$	2		100	Property investment
Bermington Investment Limited	HK$	2		100	Property development
Biro Investment Limited	HK$	10,000		100	Property development
Bonder Way Investment Limited	HK$	2		100	Property development
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Finance
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
Conestoga Limited	HK$	10,000		60.9	Property investment
Fantastic State Limited	HK$	2		100	Property development
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property development
Goodwell Property Management Limited	HK$	100,000		100	Property management
Hero Star Venture Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
iMarkets Limited	HK$	30,000,000		100	Provider of electronic trading platform
Japura Development Pte Ltd (Singapore)	SGD	1,000,000		76	Property development
Jingcofield Limited (British Virgin Islands)	US$	1		100	Property investment
Joynote Ltd (Singapore)	SGD	2		100	Finance
Match Power Investment Limited	HK$	2		100	Property development
Maxchief Limited	HK$	2		100	Property development
Metrofond Limited	HK$	2		100	Property development
Million Rise Investments Limited	HK$	2		100	Property development
Montaco Limited	HK$	100		87	Property development
Mutual Luck Investment Limited	HK$	30,000		51.3	Property development
New Profit Resources Limited	HK$	2		98.47	Property development

Name		Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Nobleway Investment Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Opal Charm Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Pacific Top Development Limited	HK$	2		100	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Property development
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Poko Shine Limited	HK$	2		100	Property investment
Potton Resources Limited (British Virgin Islands)	US$	1		100	Investment holding
Prime Pro Group Limited (British Virgin Islands)	US$	1		100	Investment holding
Quick Switch Limited (British Virgin Islands)	US$	1		100	Property investment
Randash Investment Limited	HK$	110		60.9	Hotels and serviced suites
Realty Zone Developments Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Property development
Super Winner Development Limited	HK$	2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Tin Shui Wai Development Limited	HK$	1,000		98.47	Property investment
Towerich Limited	HK$	2		51	Hotels and serviced suites
Union Ford Investments Limited	HK$	2		80	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Winrise Champion Limited (British Virgin Islands)	US$	1		100	Property investment
Wisdom Choice Investment Limited	HK$	2		60	Property development
Yee Pang Realty Limited	HK$	10,000		94	Property investment
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Japura Development Pte Ltd	Singapore
Joynote Ltd	Singapore
Nobleway Investment Limited	Asia Pacific
Yick Ho Limited	The Mainland

Principal Associates

APPENDIX II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Investment holding & loan financing
CK Life Sciences Int'l., (Holdings) Inc. (Cayman Islands)		44	Research and development, commercialisation, marketing and sale of biotechnology products
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading, power plant & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications and e-commerce, ports, trading, property and hotels, energy, infrastructure & investment
iBusiness Corporation Limited		49.6	e-commerce and investment
Metro Broadcast Corporation Limited		50	Radio broadcasting

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Principal Jointly Controlled Entities

APPENDIX III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Albion Properties Limited (United Kingdom)		45	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		50	Property investment
Circadian Limited (United Kingdom)		22.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Glenfield Investments Pte Ltd (Singapore)		50	Property development
Golden Famous International Limited		50	Property development
Harvest Fair Investment Limited		22.5	Property development
Hui Xian Investment Limited		33.4	Investment in property project
Konorus Investment Limited		42.5	Property development
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development
Mightypattern Limited	25	25	Property investment
Nanyang Brothers Properties Limited		50	Property development
One Raffles Quay Pte Ltd (Singapore)		33.3	Property development
Sinclair Profits Limited (British Virgin Islands)		50	Property development
Super Lion Enterprises Limited	50		Property development
Vigour Limited		50	Property development & investment

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Albion Properties Limited	United Kingdom
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Circadian Limited	United Kingdom
Glenfield Investments Pte Ltd	Singapore
Hui Xian Investment Limited	The Mainland
One Raffles Quay Pte Ltd	Singapore
Sinclair Profits Limited	The Mainland

SETTLEMENT AND CLEARANCE AND CUSTODY

The following is a summary of the settlement, clearance and custody arrangements for the Notes.

The Notes may be held through Euroclear and/or Clearstream, Luxembourg, two large international clearing systems for securities. Custodial and depositary links have been established with Euroclear and/or Clearstream, Luxembourg to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading. Notes may also be cleared through the CMU, which is a central depositary service operating in Hong Kong. In respect of each series of Notes, the relevant Issue Prospectus will specify whether the Notes are to be held through Euroclear and/or Clearstream, Luxembourg or through the CMU.

Central Moneymarkets Unit Service

The CMU is only available to capital markets instruments ("**CMU Instruments**") which are specified in the CMU Service Reference Manual as capable of being held within the CMU and issued by a member of the CMU who has an account with the operator of the CMU (the "**CMU Participant**") or by a person for whom a CMU Participant acts as agent for the purposes of lodging instruments issued by such persons. Membership of the services is open to all members of the Hong Kong Capital Markets Association, "authorized institutions" under the Banking Ordinance (Cap. 155) of Hong Kong and other domestic and overseas financial institutions at the discretion of the HKMA.

Compared to clearing services provided by Euroclear and Clearstream, Luxembourg, the standard custody and clearing service provided by the CMU is limited. In particular (and unlike the European clearing systems), the HKMA does not as part of this service provide any facilities for the dissemination to the relevant CMU Participants of payments (of interest or principal) under, or notices pursuant to the notice provisions of, the CMU Instruments. Instead, the HKMA advises the lodging CMU Participant (or a designated paying agent) of the identities of the CMU Participants to whose accounts payments in respect of the relevant CMU Instruments are credited, whereupon the lodging CMU Participant (or the designated paying agent) will make the necessary payments of interest or principal or send notices directly to the relevant CMU Participants. Similarly, the HKMA will not obtain certificates of non-US beneficial ownership from CMU Participants or provide any such certificates on behalf of CMU Participants. The lodging CMU Participant will collect such certificates from the relevant CMU Participants identified from an instrument position report obtained by request from the HKMA for this purpose.

Each series of Notes will be represented by a Global Note in bearer form which will be delivered to and held by a sub-custodian nominated by the HKMA as the operator of the CMU ("**CMU Operator**"). The Global Notes will be held for the account of the Placing Banks or other CMU Participants.

Interests in the Global Notes will only be shown on, and transfers of interests will be effected through, records maintained by the CMU Operator.

As long as the CMU Operator is the holder of the Global Notes, the CMU Operator will be considered the absolute owner of such Global Notes for all purposes under the Trust Deed. Owners of interests in such Global Notes will be entitled to receive Definitive Notes in limited circumstances as described in Condition 1 under the section headed "Terms and Conditions of the Notes" in this Programme Prospectus. Because the CMU Operator can act only on behalf of the CMU Participants, who in turn may act on behalf of persons who hold interests through them ("**indirect participants**"), the ability of persons having interests in the Global Notes to pledge such interests to persons or entities that are not CMU Participants, or otherwise take action in respect of such interests, may be affected by the absence of Definitive Notes.

The settlement of payments in respect of the Notes will be through the direct debit or credit of the settlement accounts of the CMU Participants with the CMU Operator. The Issuer expects that the CMU Operator, upon receipt of any payment of principal, premium (if any) or interest in respect of the Global Note representing any Notes held by it, will credit the accounts of the CMU Participants with payments of principal or interest on the date payable according to their holdings of Notes as shown on the records of the CMU Operator. Payments by the CMU Participants to indirect participants will be governed by arrangements agreed between the CMU Participants and the indirect participants and will continue to depend on the inter-bank clearing system and traditional payment methods. Such payments will be the sole responsibility of such CMU Participants.

Payments, transfers, exchanges and other matters relating to interests in the Global Notes may be subject to various policies and procedures adopted by the CMU Operator from time to time. None of the Issuer, the Guarantor, the Dealers, the Paying Agents, the Trustee, the sub-custodian for the CMU Operator or any of their agents will have any responsibility or liability for any aspect of the CMU Operator's records relating to, or for payments made on account of, interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such interests.

The CMU Operator is under no obligation to maintain or continue to operate the CMU and the CMU Operator is under no obligation to perform or continue to perform the procedures described above. Accordingly, the CMU and such procedures may be discontinued or modified at any time. None of the Issuer, the Guarantor, the Trustee nor any of their agents will have any responsibility for the performance by the CMU Operator or the CMU Participants of their respective obligations under the rules and procedures governing their operations.

Euroclear and/or Clearstream, Luxembourg

Holding of the Notes through a clearing system: Settlement and Clearance of the Notes within Euroclear and/or Clearstream, Luxembourg

Except where the Notes are to be held through the CMU as provided above, the Notes are to be held through Euroclear and/or Clearstream, Luxembourg, two large international clearing systems for securities. Custodial and depositary links have been established with Euroclear and/or Clearstream, Luxembourg to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading.

Euroclear and/or Clearstream, Luxembourg each holds securities for participating organisations and facilitates the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Beneficial ownership in Notes will be held through financial institutions, such as the Placing Banks, as direct or indirect participants in Euroclear and/or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Global Notes, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the Notes.

The Issuer will not impose any fees in respect of the Notes. However, holders of book-entry interests in the Global Notes may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and/or Clearstream, Luxembourg. **The Placing Banks may charge holders of Notes a fee for providing such custodian and other services, as further described under "Custody Arrangements" below.**

Selling the Notes through a clearing system: Trading between Euroclear and/or Clearstream, Luxembourg participants

Noteholders should note that they are required to bear all the fees and charges for custodial, transfer and clearing services charged by the relevant clearing system and/or the Placing Bank for the holding, transfer or redemption of the Notes. Holders should contact the Placing Banks for further details of these fees and charges.

Secondary market sales of book-entry interests in the Global Notes will be conducted in accordance with the normal rules and operating procedures of Euroclear and/or Clearstream, Luxembourg. Neither Euroclear nor Clearstream, Luxembourg is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. None of the Issuer, the Guarantor, the Arrangers, the Dealers or the Trustee will have any responsibility for the performance by Euroclear and/or Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Custody Arrangements

Because the Global Notes will be lodged with a sub-custodian of the CMU Operator and/or deposited with the common depositary for Euroclear and Clearstream, Luxembourg and the Notes will be registered in the name of a nominee of such common depositary and settlement and clearance facilities will be provided by the CMU and/or Euroclear and/or Clearstream, Luxembourg, Noteholders must make arrangements for their Notes to be held in custody with a CMU Participant (or an indirect participant) or an accountholder (or indirect accountholder) of Euroclear or Clearstream, Luxembourg, as the case may be. On issue, Notes will be delivered through the Placing Banks and in order to apply for Notes you must have, or open, an investment account and a bank account with the Placing Bank to which you give your application instructions, each of which is a CMU Participant and/or an accountholder of Euroclear and/or Clearstream, Luxembourg. The Placing Banks will charge a fee for the opening and operation of the investment account. Most banks and securities dealers in Hong Kong maintain, or have access to, an account with the CMU, Euroclear or Clearstream, Luxembourg through which Notes may be held or transferred following issue.

Investment account and other custodian arrangements with respect to the Notes will be supplied by the Placing Banks (or other custody provider) subject to their standard terms and conditions for the provision of such services. The Issuer and the Guarantor accept no responsibility for the provision of such services or for any consequences of, or arising from, the use of such investment account or custody services.

See the section headed "Custody Arrangements with Placing Banks" in this Programme Prospectus for certain additional important points about opening, and holding your Notes in, an investment account.

The Issuer and the Guarantor shall not be liable for the failure of (i) the common depository for Euroclear and Clearstream, Luxembourg to pay any Placing Banks, and (ii) any Placing Bank to pay the ultimate investors once payment has been made by the Issuer or Guarantor to the Placing Banks as CMU Participants or the common depositary for Euroclear and Clearstream, Luxembourg (for a further description, please refer to the section headed "Risk Factors").

TAXATION OF NOTES

The following summary of certain taxation provisions under Hong Kong and Cayman Islands law is based on current law and practice. It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of an investment in the Notes.

HONG KONG

Withholding Tax/Capital Gains Tax

Under existing Hong Kong law, payments of principal (including premiums and discounts) and interest in respect of the Notes will be payable without withholding for or on account of any Hong Kong taxes.

Also, no tax is payable in Hong Kong in respect of any capital gains arising from resale of Notes.

Profits Tax

Profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Chapter 112) of Hong Kong as it is currently applied, interest on the Notes will be subject to Hong Kong profits tax where such interest is received by or accrued to:

- a financial institution (as defined in the Inland Revenue Ordinance) and such interest arises through or from the carrying on by the financial institution of its business in Hong Kong;
- a corporation carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong; or
- a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is derived from Hong Kong and is in respect of the funds of the trade, profession or business.

In addition, Hong Kong profits tax may be charged on profits arising on the sale, disposal or redemption of Notes where such sale, disposal or redemption are or form part of a trade, profession or business carried on in Hong Kong.

Estate Duty

The Notes are Hong Kong property for the purposes of Hong Kong estate duty for so long as the Global Notes are (or, if Definitive Notes are issued, the Definitive Notes are) located in Hong Kong. Accordingly, Hong Kong estate duty may be payable in respect of the Notes on the death of the beneficial owner of the Notes (regardless of the place of the owner's residence, citizenship or domicile) or, where the holder of the Notes is a company, on the death of a related person.

Stamp Duty

The Notes are not subject to Hong Kong stamp duty or bearer instrument duty either upon issue or on any subsequent transfer.

The Cayman Islands

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to the Issuer or any holder of Notes. Accordingly, payment of principal of (including any premium) and interest on, and any transfer of, the Notes will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a Note and gains derived from the sale of Notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Issuer has obtained an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concession Law (Revised) of the Cayman Islands, for a period of 20 years from 21 September 1993, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Issuer or its operations and that the aforesaid tax and any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Issuer.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of the Notes unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25 per cent. of the face amount thereof is payable on each Note (up to a maximum of C.I.$250 (US$305)) unless stamp duty of C.I.$500 (US$610) has been paid in respect of the entire issue of Notes.

GENERAL INFORMATION

1 The establishment of the Programme was authorised and approved by written resolutions of the Board of Directors of the Issuer dated 30 September 2003. The Issuer will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.

2 The giving of the Guarantee and the establishment of the Programme was authorised and approved by resolutions of the Board of Directors of the Guarantor dated 30 September 2003.

3 There are no litigation or arbitration proceedings against or affecting the Issuer, the Guarantor or any of their subsidiaries or assets, nor is the Issuer or the Guarantor aware of any pending or threatened proceedings which are or might be material in the context of the Programme or the issue of the Notes and Guarantee thereunder.

4 The Guarantor will publish its audited annual report and accounts following the end of each of its financial years and its unaudited interim financial statements following the end of each of its semi-annual interim financial periods. The Issuer is not required to publish financial statements or auditor's report under Cayman Islands law. So long as any Notes are outstanding, copies of the most recently published audited annual report and accounts and copies of the most recently published unaudited interim financial statements of the Guarantor may be inspected upon request during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Guarantor specified at the end of this Programme Prospectus.

The offer of Notes under the Programme is made solely on the basis of the information contained in the relevant Issue Prospectus and this Programme Prospectus (including any addenda in respect thereof). Accordingly, prospective investors should exercise an appropriate degree of caution when assessing the value of other sources of information relating to the Issuer, the Guarantor or the Notes.

5 For so long as any Notes remain outstanding, copies of the following documents will be available for inspection (requests for photocopies will be subjected to a reasonable fee) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the office of the Principal Paying Agent, as specified at the end of this Programme Prospectus:

(i) the Memorandum and Articles of Association of Cheung Kong and of the Issuer, and the Companies Law (Chapter 22 of the Laws of the Cayman Islands);

(ii) copies of the most recently published audited annual report and accounts and copies of the most recently published unaudited interim financial statements of the Guarantor;

(iii) this Programme Prospectus and (with effect from the date thereof) any addendum or supplement thereto;

(iv) a copy of the relevant Issue Prospectus and any addendum or supplement thereto (with effect from the date of the relevant document);

(v) Dealer Agreement dated 14 October 2003 entered into between the Issuer, the Guarantor and the Dealers;

(vi) Trust Deed incorporating the Guarantee (as defined and more particularly described on page 12 above);

(vii) Paying Agency Agreement (as defined and more particularly described on page 12 above);

(viii) consent letter with respect to this Programme Prospectus of Deloitte Touche Tohmatsu;

(ix) the Global Note (in draft form) (as defined and more particularly described on page 12 above);

(x) a list with contact details of the Placing Banks and the market makers (for so long as the relevant series of Notes is outstanding); and

(xi) a copy of any notice given by the Issuer in respect of any relevant series of Notes pursuant to the Terms and Conditions.

For so long as any of the Notes are outstanding, hard copies of this Programme Prospectus will be available at the location specified on page 3 of this Programme Prospectus under the section headed "Where to obtain copies of the Programme Prospectus and Issue Prospectus".

6 Deloitte Touche Tohmatsu, independent accountants and auditors of the Guarantor (the "**Auditors**"), have given and have not withdrawn their written consent to the inclusion of their report dated 20 March, 2003 in this Programme Prospectus, in the form and context in which it is included. Such report was not prepared for incorporation in this Programme Prospectus.

7 This Programme Prospectus and the consent letter of the Auditors, attached to a signed copy of this Programme Prospectus, have been registered with the Registrar of Companies in Hong Kong in accordance with section 342C of the Companies Ordinance.

8 No application form will be issued for the Notes. However, persons who, on the faith of this Programme Prospectus and the relevant Issue Prospectus, invest in the Notes through a Placing Bank will be treated by the Issuer and the Guarantor as persons who subscribe for Notes for the purposes of Section 40 of the Companies Ordinance (to the extent that Section 40 applies to this Programme Prospectus and the relevant Issue Prospectus by virtue of Section 342E of the Companies Ordinance). Section 40 of the Companies Ordinance imposes liability on certain persons, including the directors of a company and other persons who authorise the issue of a prospectus, to pay compensation to persons who subscribe for shares or debentures of a company on the faith of a prospectus for loss or damage sustained by reason of an untrue statement in the prospectus.

9 No person has, or is entitled to be given, an option to subscribe for shares or debentures of the Issuer or the Guarantor.

10 No shares or debentures of the Issuer or the Guarantor have been issued, or agreed to be issued, as fully or partly paid up otherwise than in cash within the two preceding years.

11 There has been no adverse change, or any development reasonably likely to involve an adverse change, in the condition (financial or otherwise) or general affairs of the Issuer or the Guarantor since 30 June, 2003 that is material in the context of the Programme or the issue of the Notes and Guarantee thereunder.

12 The articles of association of the Issuer provide that the Directors may exercise all the powers of the Issuer to borrow money for the purposes of the company without limit and upon such terms as they think fit.

13 Law Debenture Trust (Asia) Limited, whose registered office is at 3508, 35/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, has been, and has agreed to its being, appointed as Trustee pursuant to the Trust Deed dated 14 October 2003 relating to the Notes, and details of the scope of its mandate as Trustee and the conditions under which it may be replaced as such may be found in that Trust Deed. The Trust Deed will be available for inspection in accordance with paragraph 5 above.

14 This Programme Prospectus and the relevant Issue Prospectus shall have the effect, if an investment in the Notes is made pursuant to them, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A (except section 44A(2) in respect of which the SFC has granted an exemption under section 342A(1) of the Companies Ordinance) and 44B of the Companies Ordinance, so far as applicable.

15 Section 342(1) of the Companies Ordinance prescribes the information required to be contained in a prospectus. The Programme Prospectus and the Issue Prospectus must contain such information unless the provision of such information is exempted. A certificate of exemption relating to this Programme Prospectus has been issued, subject to certain conditions, by the SFC under section 342A(1) of the Companies Ordinance in respect of (i) section 44A(2) on the ground that this provision is irrelevant as Notes will not be issued pursuant to the Programme Prospectus, but pursuant to the relevant Issue Prospectus read in conjunction with the Programme Prospectus; (ii) sections 342(1)(a)(i) and

342(1)(a)(ii) of the Companies Ordinance on the grounds that the inclusion of such information would be irrelevant to prospective investors and would not impact on a prospective investor's decision to purchase the Notes; (iii) section 342(1)(b) of the Companies Ordinance (in relation to the requirement for the Programme Prospectus to contain a Chinese translation) on the grounds that it would be unduly burdensome for the Issuer to so provide and irrelevant to prospective investors, since a separate Chinese version of the Programme Prospectus has been prepared and will be made available simultaneously with the English version of the Programme Prospectus; (iv) paragraphs 27 and 31 of the Third Schedule to the Companies Ordinance ("**Third Schedule**") on the grounds that it would be unduly burdensome for the Issuer to provide such information as the Issuer is a company incorporated in the Cayman Islands and is not required by Cayman Islands law to prepare financial statements or auditor's report, the inclusion of such information would be irrelevant to prospective investors and would not impact on a prospective investor's decision to purchase the Notes; and (v) paragraphs 3 and 26(a) of the Third Schedule, on the basis that such paragraphs will be satisfied by reading together this Programme Prospectus and the relevant Issue Prospectus.

In addition, pursuant to Sections 8(2) and 8(3) of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, compliance with respect to paragraphs 4, 5, 6 (in relation to the residential addresses of the directors of the Issuer), 12(1)(a), 12(1)(b), 13, 14, 15, 16, 19, 22, 26(b) and 45 of the Third Schedule is exempted in relation to this Programme Prospectus.

Therefore, in the context of the offering of the Notes to the public in Hong Kong the Programme Prospectus when read together with the relevant Issue Prospectus will satisfy (subject to the exemptions as aforesaid) the requirements of the Companies Ordinance for such offers. The Programme Prospectus and the Issue Prospectus shall together contain sufficient particulars and information to enable a reasonable person to form as a result thereof a valid and justifiable opinion of the Notes and the financial condition and profitability of the Issuer and the Guarantor.

ISSUER

Cheung Kong Bond Finance Limited
c/o Cheung Kong (Holdings) Limited
7th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

GUARANTOR

Cheung Kong (Holdings) Limited
7th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

ARRANGER

The Hongkong and Shanghai Banking Corporation Limited
Level 16, HSBC Main Building
1 Queen's Road Central
Hong Kong

CO-ARRANGER

Standard Chartered Bank
4-4A Des Voeux Road Central
Hong Kong

PRINCIPAL PAYING AGENT AND CALCULATION AGENT

The Hongkong and Shanghai Banking Corporation Limited
36th Floor, Sun Hung Kai Centre
30 Harbour Road
Wan Chai
Hong Kong

DEALERS

The Hongkong and Shanghai Banking Corporation Limited
Level 16, HSBC Main Building
1 Queen's Road Central
Hong Kong

Standard Chartered Bank
4-4A Des Voeux Road Central
Hong Kong

LEGAL ADVISERS

To the Arrangers and the Dealers as to Hong Kong law
Linklaters
10th Floor
Alexandra House
16-20 Chater Road
Hong Kong

To the Issuer as to Cayman Islands law

Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Central
Hong Kong

AUDITORS TO THE GUARANTOR

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

TRUSTEE

Law Debenture Trust (Asia) Limited
3508, 35/F, Edinburgh Tower
The Landmark, 15 Queen's Road Central
Hong Kong

IMPORTANT

If you are in any doubt about this Issue Prospectus you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

This Issue Prospectus has been prepared for the purpose of giving information in respect of the issue by Cheung Kong Bond Finance Limited (the "Issuer") of the notes described herein (the "Notes") pursuant to its HK$10,000,000,000 Retail Note Issuance Programme (the "Programme"). The offering of the Notes is made pursuant to this Issue Prospectus and the programme prospectus (the "Programme Prospectus") issued by the Issuer dated 14 October 2003. You should read the Programme Prospectus, which includes important information about the Issuer, Cheung Kong (Holdings) Limited ("Cheung Kong" or the "Guarantor") and the Programme, and this Issue Prospectus before making an investment decision.

ISSUE PROSPECTUS
Dated: 14 October 2003

03 NOV 24 AM 7:21

Cheung Kong Bond Finance Limited

(incorporated with limited liability under the laws of the Cayman Islands on 12 August 2002)

Series No. CKH0501 HKD Callable Fixed Rate Notes due 2008 ("HKD Notes")
Series No. CKH0301 AUD Fixed Rate Notes due 2006 ("AUD Notes")
(each a "Series" and the notes of either or both Series, the "Notes")

Unconditionally and irrevocably guaranteed as to payment of interest and principal by

Cheung Kong (Holdings) Limited

(incorporated in Hong Kong with limited liability under the Companies Ordinance of Hong Kong)

The Notes will be issued by the Issuer and unconditionally and irrevocably guaranteed as to payment of interest and principal by the Guarantor. The minimum issue amount of HKD Notes is HKD50,000,000 and the minimum issue amount of AUD Notes is AUD10,000,000. The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**" or the "**Underwriting Bank**") has, subject to the terms and conditions of a subscription agreement dated 14 October 2003 between it, the Issuer and the Guarantor (the "**Subscription Agreement**"), agreed to underwrite the issue of the Notes by subscribing for Notes to the extent that public subscription falls short of HK$800,000,000 in respect of both Series of Notes (the "**Underwriting Commitment**"). See the section headed "Placing and Underwriting Arrangements" in this Issue Prospectus. There is no specified maximum aggregate principal amount of Notes; however, the Issuer reserves the right to fix the principal amount of Notes of each Series to be issued in the light of valid applications received and its funding requirements. In addition, the Issuer may in future increase the issue amount of either Series by making a further public offering or private placement of Notes identical in all respects (other than their issue price, date of issue, interest commencement date and the amount of first payment of interest) with the Notes of that Series now being offered. Also, the Issuer may at any time issue additional Notes of either Series (up to a maximum of 15 per cent. of the principal amount of Notes of that Series issued initially) to support market making arrangements for the Notes.

Applications for Notes may be made from 15 October 2003 until 24 October 2003 or such earlier date on which the Underwriting Bank announces (without prior notice) that the offering of the Notes of a Series has closed (the "**Offer Period**").

Prospective investors in the Notes should ensure that they understand the nature of the Notes and should carefully study the matters set out in this Issue Prospectus and the Programme Prospectus (and, in particular, the sections headed "Risk Factors" in this Issue Prospectus and in the Programme Prospectus) before they invest in the Notes.

You should contact one of the Placing Banks whose hotline telephone numbers are listed on page 4 if you wish to invest in the Notes.

See also the section headed "How to Apply for the Notes" below for further details on how to apply for Notes.

A copy of this Issue Prospectus has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Cap. 32) of Hong Kong (the "**Companies Ordinance**"). The Registrar of Companies in Hong Kong and the Securities and Futures Commission (the "**SFC**") take no responsibility as to the contents of this Issue Prospectus.

Underwriting Bank

HSBC

Placing Banks

Bank of Communications (Hong Kong Branch)
The Bank of East Asia
Dah Sing Bank, Limited
DBS Bank
HSBC
Industrial and Commercial Bank of China (Asia) Limited
International Bank of Asia
Shanghai Commercial Bank
Standard Chartered Bank
Wing Hang Bank, Ltd.
Wing Lung Bank Limited

THE PROGRAMME PROSPECTUS AND ISSUE PROSPECTUS

Investors are recommended to read the Programme Prospectus with this Issue Prospectus before deciding whether or not to invest in the Notes. The Programme Prospectus contains important information about:

- the business and financial position of the Issuer and the Guarantor (see the section headed "Description of the Issuer", "Description of the Guarantor", "Capitalisation", "Interim Financial Statements of Cheung Kong for the six months ended 30 June 2003" and "Report of the Auditors and Consolidated Accounts of Cheung Kong for the year ended 31 December 2002" in the Programme Prospectus);
- investment risk factors (see the section headed "Risk Factors" in the Programme Prospectus);
- taxation implications relating to the subscription, holding and sale of the Notes (see the section headed "Taxation of Notes" in the Programme Prospectus);
- custody, clearing and settlement arrangements (see the section headed "Settlement and Clearance and Custody" in the Programme Prospectus);
- the Programme (see the sections headed "Summary of the Programme" and "Description of the Programme" in the Programme Prospectus); and
- the terms and conditions of the Notes (see the section headed "Terms and Conditions of the Notes" in the Programme Prospectus).

Copies of the Programme Prospectus (together with any addendum or supplement) and this Issue Prospectus (all available in separate English and Chinese language versions) may be obtained, free of charge, as follows:

During the Offer Period: Hard copies of the Programme Prospectus (together with any addendum or supplement) and this Issue Prospectus (each in separate English and Chinese language versions) are available during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from each of the Placing Banks specified on page 4 of this Issue Prospectus.

After the Offer Period: For so long as any of the Notes remain outstanding, hard copies of the Programme Prospectus (together with any addendum or supplement) and this Issue Prospectus (each in separate English and Chinese language versions) can be obtained on request during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the office of the Principal Paying Agent at the following location: 36th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wan Chai, Hong Kong.

Electronic versions of the Programme Prospectus (together with any addendum or supplement) and this Issue Prospectus can be viewed and printed at the website of the Guarantor at *http://www.ckh.com.hk/eng/investor/investor_retail_note.htm* (for the English language version) and *http://www.ckh.com.hk/big5/investor/investor_retail_note.htm* (for the Chinese language version).

Reference to the above website is intended as a guide for investors to access the electronic versions of the Programme Prospectus and this Issue Prospectus. Other additional information appearing on such website is not a part of this Issue Prospectus and does not form part of the offer documentation. The Issuer and the Guarantor accept no responsibility whatsoever that such other additional information, if available, is accurate and/or up-to-date, and no responsibility is accepted in relation to any such information by any person responsible for this Issue Prospectus. Prospective investors should exercise an appropriate degree of caution when assessing the value of other sources of information relating to the Issuer or the Guarantor or the Notes.

As at the date of this Issue Prospectus, no addendum has been published in respect of the Programme Prospectus.

If in doubt as to where to obtain a copy of the Programme Prospectus, prospective investors should contact the Placing Bank from which this Issue Prospectus was obtained.

計劃章程（連同任何附錄或補充文件）及本發行章程之印製本（各以獨立之中、英文版本刊發）如下文所述可供免費索取：

於發售期內：計劃章程（連同任何附錄或補充文件）及本發行章程之印製本（各以獨立中、英文版本刊發）於任何週日（星期六、星期日及公眾假期除外）一般辦公時間內可向本發行章程第4頁所指明之各配售銀行索取。

於發售期後：只要有任何債券仍未償還，計劃章程（連同任何附錄或補充文件）及本發行章程之印製本（各以獨立中、英文版本刊發）於任何週日（星期六、星期日及公眾假期除外）一般辦公時間內可於主要付款代理之辦事處要求索取，地址為香港灣仔港灣道30號新鴻基中心36樓。

計劃章程（連同任何附錄或補充文件）及本發行章程之電子版本可於擔保人之網頁 *http://www.ckh.com.hk/eng/investor/investor_retail_note.htm*（英文版）及 *http://www.ckh.com.hk/big5/investor/investor_retail_note.htm*（中文版）可供瀏覽及列印。

言及上述網頁旨在提供投資者取得計劃章程及本發行章程之電子版本之指引。於該網頁出現之額外資料並非本發行章程之一部分，且並不構成要約文件之一部分。發行人及擔保人對該等其他附加資料是否準確及/或為最新資料概不負責，而對本發行章程負責之任何人士對該等資料亦概不負責。準投資者須適當地審慎評估從其他來源取得有關發行人、擔保人或債券之資料價值。

於本發行章程刊發日期，計劃章程並無刊發附錄。

準投資者對如何索取計劃章程有任何疑問，應聯絡索取本發行章程之該配售銀行。

Throughout this Issue Prospectus and the Programme Prospectus (except for the section headed "Terms and Conditions of the Notes" in the Programme Prospectus), the term "Noteholder" is used to mean the investors in the Notes. Prospective investors should be aware that for the purposes of the terms and conditions of the Notes, where the Note is a Global Note held through a clearing system, the term "Noteholders" shall mean the persons shown in the records of the clearing system as a holder of a principal amount of the Notes.

Capitalised terms used in this Issue Prospectus which are not defined in this Issue Prospectus shall have the meanings given to them in the Programme Prospectus.

In this Issue Prospectus, references to "**AUD**" are to Australian dollars and references to "**HKD**" or "**HK$**" are to Hong Kong dollars.

THE PLACING BANKS

During the Offer Period, you may only subscribe for Notes through the appointed Placing Banks. Please telephone any of the appointed Placing Banks if you wish to find out how to subscribe for Notes and obtain a list of distributing locations from where copies of the Programme Prospectus and this Issue Prospectus may be obtained.

Prior to an investment in the Notes, you must have received and read, or been given the opportunity to receive and read, the Programme Prospectus and this Issue Prospectus. If you have not received either of these documents prior to making a decision to invest in the Notes, you must immediately contact your Placing Bank and obtain a copy of the missing document.

Placing Banks **配售銀行**	**"Hotline"**	**Placing Banks** **配售銀行**	**"Hotline"**
Bank of Communications (Hong Kong Branch) 交通銀行 (香港分行)	2269 9699	International Bank of Asia 港基銀行	2566 8181
The Bank of East Asia 東亞銀行	2211 1311	Shanghai Commercial Bank 上海商業銀行	2841 5937
Dah Sing Bank, Limited 大新銀行有限公司	2828 8000	Standard Chartered Bank 渣打銀行	2886 8868 (press 2*9)
DBS Bank 星展銀行	2290 8888 (press "4")	Wing Hang Bank, Ltd. 永亨銀行	3199 9188
HSBC 滙豐	2269 2121	Wing Lung Bank Limited 永隆銀行有限公司	2526 5555
Industrial and Commercial Bank of China (Asia) Limited 中國工商銀行(亞洲)有限公司	2887 0349		

The Placing Banks have been appointed for the Notes pursuant to a placing bank agreement (the "**Placing Bank Agreement**") entered into between the Issuer, the Guarantor and the Placing Banks.

The Placing Bank Agreement sets out amongst other things the need for the Placing Banks to comply with all relevant laws, regulations and guidelines or codes issued by the regulatory authority including but not limited to the Code of Conduct for Persons Licensed By or Registered with the SFC (the "**SFC Code of Conduct**"). Under the SFC Code of Conduct, the Placing Banks as entities licensed by the SFC are required to ensure that the suitability of the Notes to a prospective investor is reasonable in all circumstances when making a recommendation with respect to the Notes to that prospective investor and to ensure that the prospective investor understands the nature and risks of investing in the Notes. In particular, the following undertakings have been given by each Placing Bank:

- Copies of the Programme Prospectus and this Issue Prospectus (each in separate English and Chinese language versions) will be available to investors in the manner described in the Programme Prospectus and this Issue Prospectus and no application for Notes may be accepted from an investor who has not received or had the opportunity to receive both documents (photocopies of either document may not be substituted for the original printed version).

- Notes will not be allocated by a Placing Bank on the basis of any information provided by that Placing Bank that is inconsistent with the Programme Prospectus and the Issue Prospectus.

- Each Placing Bank shall ensure that any advertisement or other publicity material issued by it in connection with the Notes must be true, accurate and not misleading or deceptive.

- Each prospective investor will be given the opportunity to read and acknowledge his understanding of the confirmations set out on pages 13 to 14 of this Issue Prospectus at the time of or prior to submitting an application to subscribe for Notes through a Placing Bank.

- Any notices received from the Issuer or the Guarantor issued on behalf of the Issuer during the Offer Period intended for prospective investors (including but not limited to a notice of an extension or early close of the Offer Period) will immediately be relayed to prospective investors.

- Each Placing Bank shall provide to each prospective investor details of the operating procedures for payment and/or refund in respect of an application for Notes and shall provide or have provided details of all charges for opening and maintaining a bank account and an investment account for the Notes.

- Each Placing Bank will inform prospective investors that copies of the documents listed under "Display Documents" on pages 19 to 20 of this Issue Prospectus are available for inspection at the office of the Principal Paying Agent specified herein.

CONTENTS

SUMMARY OF THE NOTES

The information set out in this section is a summary of the principal features of the Notes. This summary should be read in conjunction with and is qualified in its entirety by reference to the detailed information appearing elsewhere in this Issue Prospectus, the Programme Prospectus and the Term Sheet. The terms and conditions of the Notes are issued in the English language, and shall prevail over any Chinese language version in the event of conflict or discrepancy.

Issuer:	Cheung Kong Bond Finance Limited	
Guarantor:	Cheung Kong (Holdings) Limited	
Underwriting Bank:	The Hongkong and Shanghai Banking Corporation Limited	
Notes:	*HKD Notes*:	Hong Kong Dollar Callable Fixed Rate Notes due 2008
	AUD Notes:	Australian Dollar Fixed Rate Notes due 2006
Guarantee:	The obligations of the Issuer to pay interest on each Series of the Notes and to repay the principal amount of each Series of the Notes when they mature are unconditionally and irrevocably guaranteed by the Guarantor.	
Offer Period:	The Offer Period begins (for both Series of Notes) at 9:00 a.m. on 15 October 2003 and ends (for either Series of Notes) at 12:00 noon on 24 October 2003 (the "**Closing Date**") or at the time on the earlier date on which the Underwriting Bank announces (without prior notice) that the offering of the Notes of that Series has closed. The Underwriting Bank does not undertake to give any advance notice of the closing of the Offer Period. The Offer Periods for the HKD Notes and the AUD Notes may close at different times.	
Issue Date:	The Notes will be issued 4 Business Days after the Closing Date (the "**Issue Date**") on 30 October 2003. "**Business Day**" means a day (other than a Saturday) on which banks are open for normal banking business in Hong Kong.	
Offer Price:	The offer price of each Series is 100 per cent. of the principal amount of each Series (the "**Offer Price**").	
Minimum Investment and Minimum Transfer Amount:	*HKD Notes:*	HKD50,000
	AUD Notes:	AUD10,000

Minimum Issue Amount:	The minimum issue amount of HKD Notes is HKD50,000,000 and the minimum issue amount of AUD Notes is AUD10,000,000. (each the "**Minimum Issue Amount**"). The Underwriting Bank has, subject to the terms of the Subscription Agreement, agreed to underwrite the Notes by subscribing for the Notes to the extent that public subscription falls short of its Underwriting Commitment. For further information, see the section headed "Placing and Underwriting Arrangements" in this Issue Prospectus.
Maximum Aggregate Principal Amount:	There is no specified maximum aggregate principal amount of Notes; however, the Issuer reserves the right to fix the principal amount of Notes of each Series to be issued in the light of valid applications received and its funding requirements. If the principal amount of Notes of a Series to be issued is less than the principal amount of Notes of that Series which has been validly applied for, Notes will be allocated as described in the section headed "Allocation of Notes" in this Issue Prospectus.
Allocation of Notes:	If valid applications are received for a greater principal amount of Notes of either Series than is to be issued, a minimum of HKD50,000 and/or AUD10,000, as the case may be, in principal amount of that Series will be allocated to each of the investment accounts with the Placing Banks through which valid application instructions have been given (and the accounts to receive the allocation will be chosen by ballot if application instructions are received through more accounts than there are Notes of that Series to be allocated), and any remaining Notes of that Series will be allocated on a pro rata basis to the remaining number of Notes validly applied for (rounded down to the nearest whole Note) and in the case of Notes remaining after rounding, by ballot. Fractions of Notes will not be allotted. No one will be allotted more Notes than they applied for.
Maturity Date:	*HKD Notes*: 5 years from the Issue Date, subject to the Call Option by the Issuer as described in the section headed "Call Option by the Issuer" below. *AUD Notes*: 3 years from the Issue Date.
Redemption Price for AUD Notes and HKD Notes (regardless of whether Call Option is exercised by the Issuer):	100 per cent. of the principal amount of the relevant Series.
Interest Rate:	*HKD Notes*: 3.00 per cent. per annum for the first and second year, and 4.00 per cent. per annum thereafter *AUD Notes*: 4.75 per cent. per annum Interest will be calculated at the specified rates by reference to 100 per cent. of the principal amount of the relevant Series of Notes.
Frequency of Interest Payments:	Interest payments will be made in arrear annually.

Interest Payment Dates:	*HKD Notes*:	30 October in each year
	AUD Notes:	30 October in each year

If an interest payment date is not a day (other than a Saturday) on which commercial banks are open for business in Hong Kong and Melbourne (in the case of AUD Notes only), it will be postponed to the next business day, unless it would thereby fall into the next calendar month in which event it shall be brought forward to the immediately preceding business day, and the amount of interest payable will be adjusted accordingly. Interest is calculated on the basis of the number of days in the interest period and a 365-day year.

Call Option by the Issuer:	*HKD Notes*:	Early redemption will be permitted at the option of the Issuer on the Interest Payment Date falling on or nearest to the second anniversary date of the Issue Date by giving 9 days written notice to investors through the Placing Banks.
	AUD Notes:	There is no Call Option exercisable by the Issuer.

Payments on the Notes: All payments of principal and interest on the Notes will be made by credit through the investment account in which the Notes are held.

Note Denomination:	*HKD Notes*:	HKD50,000 per HKD Note
	AUD Notes:	AUD10,000 per AUD Note

Form of Notes: Definitive Notes will not be issued except in certain limited circumstances. See Condition 1 of the Terms and Conditions of the Notes in the Programme Prospectus. Two permanent Global Notes in bearer form, each representing the total principal amount of a Series of Notes, will instead be deposited on the Issue Date with the Central Moneymarkets Unit Service (the "**CMU**") operated by the Hong Kong Monetary Authority ("**HKMA**"). ***Individual Noteholders must hold their Notes in an investment*** **account with a participant in the CMU. For the purpose of initial allotment of Notes, you must already have, or must open, a bank account and also an investment account with the Placing Bank to which you give your application instructions.** See the section headed "Custody Arrangements with Placing Banks" in the Programme Prospectus. Your ability to pledge your interest in the Notes to persons who are not participants of the CMU, or otherwise to take action in respect of your interest, may be affected by the lack of Definitive Notes.

Negative Pledge: The Issuer and the Guarantor have agreed not to issue or guarantee notes or bonds which have the benefit of security over their assets (with a number of exceptions) while the Notes are outstanding.

Taxation:	All payments of principal and/or interest in respect of the Notes will be made subject to withholding or deduction for or on account of any present or future tax, duty or charge of whatsoever nature imposed or levied by or on behalf of Hong Kong or any other authority having power to levy tax in Hong Kong. No such withholding or deduction is currently required.
No Listing/Market Making Arrangements:	The Notes will not be listed on any stock exchange. Each of the Placing Banks has, subject to certain limitations, agreed to quote prices at which it will buy or sell Notes (see the section headed "Market Making Arrangements" in this Issue Prospectus). These arrangements do not assure an active trading market for the Notes.
Cancellation of Offering:	The Issuer reserves the right to cancel the offering of either or both Series of the Notes on or before the Issue Date, in which case no Notes of the relevant Series will be issued and all applicants of the relevant Series will be refunded their subscription monies. (See the sections headed "How to Apply for the Notes — Refund of Subscription Monies" and "How to Apply for the Notes — Notifications during the Offer Period" in this Issue Prospectus.) The Underwriting Bank may terminate its obligations under the Subscription Agreement in certain circumstances prior to the issue of the Notes. The Issuer will give prompt public notice if the Subscription Agreement is terminated in circumstances in which it does not intend to cancel the offering of either or both Series of the Notes. In such circumstances, if less than the Minimum Issue Amount of a Series (as described in "Minimum Issue Amount" above) is applied for, no Note of that Series will be issued. (See the section headed "Placing and Underwriting Arrangements" in this Issue Prospectus).
Security Interest in the Notes in favour of the Placing Banks:	The standard terms and conditions for the operation of an investment account with a Placing Bank may permit it to take a security interest in, or to impose other restrictions on, the Notes credited to the account or to exercise a lien, right of set off or similar claim against you in respect of monies held in any of your accounts maintained with it to secure any amounts which may be owing by you to the Placing Bank. For example, the Placing Bank may have the legal right to restrict your ability to transfer the Notes, to collect amounts owing to it out of payments of interest or principal received on the Notes or to sell the Notes and recoup amounts owing to it or other sale expenses, duties and interest costs out of the proceeds of sale and/or to charge interest on amounts owing to it. **It is important that you should familiarise yourself with, and ensure you understand and accept, the terms and conditions of operation of the investment account before making an application to open an investment account. See the section headed "Custody Arrangements with Placing Banks" in the Programme Prospectus.**

Notices:	So long as the Notes are represented by a Global Note and the Global Note is held within CMU, notices required to be given to investors in those Notes will be given by delivery to the Paying Agent for communication by it to entitled participants of CMU. Your Placing Bank (as a direct or indirect participant in CMU) will be entitled participants of CMU for the purpose of delivery of notices to investors in Notes through CMU. You will need to rely on the Placing Bank chosen by you to communicate such notices to you. See "Additional Information about the Offering — Display Documents" in this document for details of where a copy of all such notices may be available for inspection.
Further Issues:	The Issuer may from time to time without the consent of the Noteholders create and issue further Notes ranking *pari passu* in all respects and on the same terms and conditions (save for the issue price, date of issue, interest commencement date and the amount of first payment of interest thereon) as, and so that the same shall be consolidated and form a single Series with, the outstanding Notes.
Governing Law:	Hong Kong law.
Terms and Conditions:	The description of the terms and conditions of the Notes set out in this Issue Prospectus is a summary only. The full terms and conditions of the Notes can be reviewed by reading the Term Sheet (as summarised in this Issue Prospectus), which applies and/or disapplies and/or supplements or amends the Terms and Conditions of the Notes as set out in the Programme Prospectus in the manner required to reflect the particular terms and conditions applicable to the Series of Notes described in this Issue Prospectus.

The Notes will be held and traded through CMU. For the purposes of delivery of payments and notices required to be made by the Issuer or the Guarantor to Noteholders, such payments and notices will be given to the Paying Agent for communication and delivery by it to entitled participants of CMU. Placing Banks (as direct or indirect participants in CMU) will be entitled participants of CMU for the purposes of delivery of such payments and notices to Noteholders. Accordingly, investors will have to rely on their Placing Bank to credit their respective accounts with payments credited to it and/or to distribute to them notices which it receives through CMU from the Issuer or the Guarantor. See also *the following sections in the Programme Prospectus:* "Custody Arrangements With Placing Banks" and "Settlement and Clearance and Custody".

HOW TO APPLY FOR THE NOTES

Offer Period

Notes are being offered to investors during the period from 9.00 a.m. on 15 October 2003 to 12:00 noon on 24 October 2003. The Notes will be issued at an Offer Price of HKD50,000 or AUD10,000 per Note, as the case may be. If you wish to subscribe for any Notes as part of the offer, you must contact one of the Placing Banks (whose details are set out on page 4). Notes may not be subscribed directly from the Issuer, the Guarantor or any party other than through the Placing Banks.

Application Procedure

Investors wishing to apply for Notes will be required to apply in accordance with the application procedures for securities operated by their Placing Bank, and make arrangements for payment prior to the Closing Date. Applications are subject to the terms of this Issue Prospectus and the Programme Prospectus and the application procedures of the relevant Placing Bank. No application form for the Notes is being issued by the Issuer. The form and content of any application procedure are not prescribed by the Issuer and may differ from one Placing Bank to another to accommodate the relevant Placing Bank's application and payment procedure and other applicable operating procedures.

If you wish to apply for Notes, you must already have, or you must open, a bank account and an investment account with one of the Placing Banks. The Placing Banks may charge a fee for the opening and maintenance of the investment account.

Minimum Investment

The minimum investment in the HKD Notes is HKD50,000 and in the AUD Notes is AUD10,000.

Payment Procedures

Payment of the subscription monies should be made to a Placing Bank in Hong Kong dollars for HKD Notes and Australian dollars for AUD Notes. Payment of the subscription monies must be received by the Placing Banks in cleared funds (after conversion to the relevant currency, if necessary) prior to 12:00 noon on the Closing Date. **Investors are advised not to pay by cheque due to delays in clearing.** However, arrangements for the payment of the subscription monies by an applicant to the relevant Placing Bank will be subject to the normal operating procedures of the Placing Bank which may permit payment to be made by cheque within a specified period.

For investments in AUD Notes, payments made in Hong Kong dollars will be converted into AUD and the proceeds of conversion (after deducting the costs of such conversion) will be applied in the purchase of AUD Notes. The conversion rate from HKD to AUD will be determined by the Placing Bank through which the application is made and therefore any investor proposing to make payment with HKD should check with the Placing Bank as to how this rate will be determined. It is likely that the conversion rate determined by one Placing Bank may not be the same as that determined by another Placing Bank.

Save as described in the previous paragraph, the Offer Price for the Notes will be payable by a prospective investor to the Placing Bank in the manner and/or to the account as separately designated by the Placing Bank in accordance with its normal operating procedures. Each Placing Bank will be required to provide the prospective investor with details relating to the relevant operating procedures for payment and/or refund of the Offer Price for the Notes.

Handling Fees

You will be charged a handling fee of 0.15 per cent. of the Offer Price for the Notes by the Placing Bank in connection with such subscription. You are advised to contact one of the Placing Banks directly for further details of such handling fee which will be levied by that Placing Bank. In addition, see the section headed "Settlement and Clearance and Custody" in the Programme Prospectus for a description of other charges which may be levied by the Placing Banks in connection with their provision to an investor of custodial, transfer and clearing services.

Cash Rebates and Soft Commissions

None of the Issuer, the Guarantor, the Underwriting Bank, or any other company within the Issuer's or the Guarantor's group will receive cash commissions or other rebates from the Placing Banks in connection with the subscription of the Notes. However, in consideration of the placing activities undertaken by the Placing Banks as part of the offering of the Notes to the public in Hong Kong, certain commissions will be paid by the Issuer to the Placing Banks. Such commissions will be calculated by reference to the principal amount of the Notes subscribed through the relevant Placing Banks.

Notifications during the Offer Period

The Issuer reserves the right to cancel the offering of either or both Series of the Notes on or before the Issue Date, in which case no Notes of the relevant Series will be issued and all applicants of the relevant Series will be refunded their subscription monies. Such determination that the Notes should not be issued may be made for any reason and following any such determination the issue of the Notes shall be cancelled. In such event, the Issuer shall so notify (i) the prospective investors through the Placing Banks and (ii) the Placing Banks and any subscription monies held in an account with a Placing Bank shall no longer be held for the purposes of the subscription of Notes and the Placing Banks shall return such subscription monies paid by the applicant in accordance with "Refund of Subscription Monies" below.

Refund of Subscription Monies

If any subscription monies are to be refunded in any of the circumstances described in this Issue Prospectus, payment will be made by the Placing Banks to the applicants in accordance with the relevant Placing Bank's normal operating procedures without interest and at the risk of the applicant. Such payment will be made in the currency in which the application for Notes was made by bank transfer or by cheque, unless otherwise agreed between the relevant applicant and his Placing Bank. Refunds shall be made within 5 Business Days following a decision by the Issuer not to issue the Notes.

In respect of the AUD Notes, if a prospective investor's subscription monies have been paid to the Placing Bank using HKD, such individual may be exposed to an exchange conversion risk, such risk depending on the rate of exchange used which may or may not be financially adverse to the prospective investor. Accordingly, when an investor receives AUD on refund and wishes to convert it back to HKD, the converted amount may be less than the investor's original HKD subscription monies.

Confirmations to be given by Investors

Except as set out above, the detailed arrangements for application for Notes by prospective investors will be as separately imposed by each Placing Bank, and prospective investors are therefore advised to contact one of the Placing Banks directly for information relating to such arrangements. However, by giving application instructions to any Placing Bank to subscribe for any Notes, you will be deemed to confirm to the Placing Bank, the Underwriting Bank, the Issuer and the Guarantor that, amongst other things, you:

- undertake and agree to accept the Notes applied for, or any lesser number (provided such number is no less than the Minimum Transfer Amount) allocated to you;
- undertake and agree to pay in full the Offer Price of the Notes allocated to you;
- authorise the Placing Bank to which you give your application instructions to credit any Notes allocated to you to your investment account with it and understand that no certificates of title will be available for your Notes and your interest in your Notes will be in book-entry form only;

- agree that if you are not allocated any Notes or if your application is successful only in part or if the Notes are not issued for any reason, the whole or an appropriate portion of the Offer Price paid by you will be returned to you in the currency in which the application for Notes was made without interest and at your own risk and that any interest earned will be retained for the benefit of the Placing Bank;

- understand that the Notes will be held through a clearing system which means that you will have to rely on the Placing Bank selected by you to credit your account with that Placing Bank with payments credited to it through the clearing system and to distribute notices to you which it receives from the Issuer or the Guarantor through the clearing system or otherwise;

- have read the application procedures set out in this Issue Prospectus and agree to be bound by them;

- have either received a copy of this Issue Prospectus and the Programme Prospectus or have been afforded sufficient opportunity to obtain a copy of this Issue Prospectus and the Programme Prospectus;

- understand that the Redemption Price will only be payable in respect of those Notes which are held until the Maturity Date or when the Issuer exercises the Call Option in respect of the HKD Notes, and that interest will only be payable in respect of the Notes in issue on the relevant Interest Payment Date;

- understand and accept that neither the Issuer, the Guarantor nor any of their affiliates accepts any responsibility for the provision of bank services and custody services by the Placing Banks or for any consequences of, or arising from the use of, the bank account and investment account or custody services of any of the Placing Banks;

- agree that none of the Issuer, the Guarantor or their respective directors, officers, agents, nominees and affiliates will be liable to any persons in any way for any loss which may be suffered as a result of the sale by the Placing Banks of your Notes in accordance with the terms and conditions of the operation of your bank account/investment account with them;

- confirm that you are not located within the United States and are not a U.S. Person within the meaning of Regulation S under the United States Securities Act of 1933 (which includes any person resident in the United States and any partnership or corporation organised or incorporated under the laws of the United States); and

- understand, are familiar with, and accept the terms and conditions applying to the use of investment services provided by your Placing Bank.

You will be required to confirm that you have read and understood these confirmations when you apply to a Placing Bank to subscribe for the Notes.

ALLOCATION OF NOTES

There is no specified maximum aggregate principal amount of Notes; however, the Issuer reserves the right to fix the principal amount of Notes of each Series to be issued in the light of valid applications received and its funding requirements. If the principal amount of Notes of a Series to be issued is less than the principal amount of Notes of that Series which has been validly applied for, Notes will be allocated as follows:

1. a minimum of HKD50,000 in principal amount of the HKD Notes and/or a minimum of AUD10,000 in principal amount of the AUD Notes will be allocated to each of the investment accounts with the Placing Banks through which valid application instructions for the relevant Series of Notes have been given (and so that if more than one valid application instruction is given from the same account, all such valid application instructions will be aggregated), provided that if valid application instructions have been given through more accounts than there are Notes of the relevant Series available for allocation, then the accounts to which Notes are to be allocated will be chosen by ballot;

2. remaining Notes of that Series will be allocated to each of such Placing Bank's investment accounts on a pro rata basis to the remaining number of Notes validly applied for through each such account (rounded down to the nearest whole Note); and

3. in the case of Notes remaining after rounding, by ballot.

Fractions of Notes will not be allotted. No one will be allotted more Notes than they applied for.

RISK FACTORS

Prospective investors in Notes should carefully consider the following information in conjunction with the other information contained in this Issue Prospectus and in the Programme Prospectus and, in particular, the matters set out in the section headed "Risk Factors" therein.

No person should subscribe for or deal in the Notes unless they understand the nature of the transaction and the extent of their exposure to potential loss. Prospective investors in Notes should therefore consult their own legal, tax, accountancy and other professional advisers to assist them to determine the suitability of the Notes for them as an investment.

Transferability of the Notes

There are no restrictions on the transferability of the Notes after their issue and, as an alternative to selling to the market makers (see "Market Making Arrangements" in this Issue Prospectus), an investor may sell their Notes to any interested party at such price as they may agree with that party. However, the Notes will not have an established secondary trading market when issued. There can be no assurance of a secondary market for the Notes or of the liquidity or the continuity of such market if one develops. Indeed, the Notes could be traded in the secondary market at prices that may be higher or lower than the Offer Price depending on many factors, including supply of or demand for the Notes, prevailing interest rates and prevailing interest rates expectations, the Issuer's and the Guarantor's perceived credit quality and the market for any similar securities. Consequently, investors may not be able to sell their Notes readily or at prices that will enable the investors to realise a yield comparable to that of similar instruments (if any) with a developed secondary market, or at a price that reflects the intrinsic value of the Notes.

Consequence of Placing Bank being treated as Noteholder

For so long as the Notes are represented by a Global Note, the Notes will be held and traded through CMU. For the purposes of payments and delivery of notices required to be made by the Issuer or the Guarantor to Noteholders, such payments and notices will be given by delivery to the Paying Agent for communication by it to entitled participants of CMU. Your Placing Bank (as a direct or indirect participant in the clearing system) will be the entitled participant for the purposes of delivery of such payments and notices to Noteholders, and therefore investors will have to rely on their Placing Bank to credit their respective accounts with payments credited to it and/or to distribute to the investors notices which it receives through the Paying Agent from the Issuer or the Guarantor.

Exchange Rate Risk for AUD Notes

For investments in AUD Notes, payments made in HKD will be converted into AUD and the proceeds will be applied in the purchase of AUD Notes. Accordingly, when an investor receives AUD on refund and wishes to convert it back to HKD, the converted amount may be less than the investor's original HKD subscription monies. When the AUD Notes are redeemed or if the investor sells the AUD Notes, and convert the proceeds to HKD, the investor will be exposed to an exchange conversion risk in both instances, such risk depending on the rate of exchange which may or may not be financially adverse to the prospective investor.

PLACING AND UNDERWRITING ARRANGEMENTS

(1) Placing Arrangement

The Placing Banks have been appointed for both Series of Notes pursuant to the Placing Bank Agreement. Pursuant to the Placing Bank Agreement, the Placing Banks will receive from the Issuer a placing and distribution fee of 0.30 per cent. of the Offer Price for the principal amount of Notes of the relevant Series subscribed through them. In addition, each Placing Bank will charge each successful applicant a handling fee of 0.15 per cent. of the Offer Price of the Notes subscribed through such Placing Bank.

(2) Underwriting Arrangement

The Underwriting Bank has entered into a Subscription Agreement with the Issuer dated 14 October 2003 (the "**Subscription Agreement**"). Pursuant to the Subscription Agreement, the Underwriting Bank has agreed to underwrite the issue of the Notes by subscribing for Notes to the extent that public subscription of both Series falls short of the Underwriting Commitment. The Underwriting Bank will subscribe for any shortfall in accordance with its Underwriting Commitment.

Pursuant to the Subscription Agreement, the Issuer will pay to the Underwriting Bank an underwriting commission and advisory and other fees amounting to 0.28 per cent. of its Underwriting Commitment in respect of the Notes.

The Subscription Agreement provides that the Issuer will indemnify the Underwriting Bank against certain potential liabilities in connection with the underwriting arrangements; in addition, the Issuer has agreed to reimburse certain expenses of the Underwriting Bank in connection with the underwriting arrangements.

The Subscription Agreement provides that the subscription obligations of the Underwriting Bank are subject to certain conditions precedent, and entitles the Underwriting Bank to terminate the Subscription Agreement in certain circumstances on or prior to the scheduled Issue Date. The Issuer will give prompt public notice in English in the South China Morning Post or The Standard and in Chinese in the Hong Kong Economic Journal or the Hong Kong Economic Times if the Subscription Agreement is terminated in circumstances in which it does not intend to cancel the offering of either Series of the Notes. In such circumstances, if less than the Minimum Issue Amount of Notes of a Series is applied for, no Note of that Series will be issued and the notice will state so accordingly.

(3) Acknowledgment by the Placing Banks and the Underwriting Bank

Each of the Placing Banks and the Underwriting Bank has acknowledged that no action has been or will be taken in any jurisdiction by the Issuer, the Guarantor, the Underwriting Bank or any Placing Bank that would permit a public offering of the Notes, or the possession or distribution of the Programme Prospectus and this Issue Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required other than Hong Kong. Each of the Placing Banks has severally agreed that it will not offer or sell any Notes and will not distribute the Programme Prospectus and this Issue Prospectus, any application form or any offering or publicity material relating to the Notes, outside Hong Kong. The Underwriting Bank has warranted and agreed that it will (i) comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers Notes or has in its possession or distributes the Programme Prospectus and this Issue Prospectus or any such other material, in all cases, at its own expense; and (ii) ensure that no obligations are imposed on the Issuer or the Guarantor in any such jurisdiction as a result of any of the foregoing actions. The Issuer and the Guarantor will not have any responsibility for, and the Underwriting Bank has agreed that it will obtain any consent, approval or permission required by it for, the acquisition, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any acquisition, offer, sale or delivery.

MARKET MAKING ARRANGEMENTS

Bank of Communications (Hong Kong Branch), The Bank of East Asia, Limited, Dah Sing Bank, Limited, DBS Bank (Hong Kong) Limited, The Hongkong and Shanghai Banking Corporation Limited, Industrial and Commercial Bank of China (Asia) Limited, International Bank of Asia Limited, Shanghai Commercial Bank Limited, Standard Chartered Bank, Wing Hang Bank, Ltd. and Wing Lung Bank Limited (the "**market makers**") have agreed with the Issuer and the Guarantor in the market making agreement dated 14 October 2003 (the "**Market Making Agreement**"), to make a market in the Notes of each Series. In the Market Making Agreement, the market makers have agreed that, subject to the terms of the Market Making Agreement, it will quote

- a price at which it is willing to purchase Notes (a "**bid**" price); and
- a price at which it is willing to sell Notes (an "**offer**" price).

The prices quoted will be firm prices for so long as the market maker may request the issue of additional Notes as described below, and thereafter the offer price will be quoted on a best efforts basis only.

The prices quoted will be by reference to a Note of HKD50,000 or an integral multiple of HKD50,000 in respect of the HKD Notes and AUD10,000 or an integral multiple of AUD10,000 in respect of the AUD Notes and will be expressed as a percentage of the principal amount of the Notes.

Prices quoted by the market makers will reflect the trading price of the Notes from time to time in the secondary market. The trading price of the Notes may be equal to, higher or lower than the Offer Price and will vary depending on many factors, including prevailing interest rates and expectations for change in such rates, the Issuer's and the Guarantor's results of operations and its perceived credit quality and the market for any similar securities.

The Market Making Agreement provides for the issue by the Issuer of additional Notes of each Series up to a maximum of 15 per cent. of the initial issue amount of the Notes of that Series to the market makers at a price to be agreed between the market makers and the Issuer at the time of issue of such additional Notes. Within this 15 per cent. limit, the Issuer may by 7 days' prior written notice to the market makers adjust their individual ceilings at any time after three months from the initial issue date of the Notes. It is expected that these arrangements for the issue of additional Notes will be used to ensure that the market makers are able to deliver Notes to purchasers who wish to purchase Notes at the quoted offer price. It is expected that market makers may, in addition, make other arrangements, which may include Note borrowing and/or repurchase arrangements, to support their market making activities.

The Issuer may from time to time appoint additional or replacement market makers; it is the current intention of the Issuer to maintain market making arrangements similar to those described above for as long as the Notes remain outstanding, so far as reasonably practicable.

The initial market makers may resign their roles on giving not less than 60 days' prior written notice to the Issuer. A list of the market makers can be obtained on request during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the office of the Principal Paying Agent, as specified at the end of this Issue Prospectus.

The bid prices and offer prices for the Notes quoted by a market maker to any person wishing to sell or purchase Notes, respectively, may be different to the corresponding prices quoted by another market maker. Furthermore, if you have purchased Notes from a market maker but wish to sell such Notes, or purchase further Notes, either to or from (as appropriate) a different market maker, you will need to have, or open, an investment account with such other market maker before you are able to do so.

These market making arrangements do not assure an active trading market for the Notes. There can be no assurance that the market makers will make a market in the Notes, or if they do so, that they will continue to do so. Accordingly, there can be no assurance that investors or members of the public will have access to a firm bid price or a firm offer price for Notes in a principal amount which they may wish to purchase or sell.

INFORMATION ABOUT THE OFFERING

Who is responsible for this Issue Prospectus

The information contained in the Programme Prospectus is deemed to be repeated on the date of publication of this Issue Prospectus. In the case of any discrepancy between the Programme Prospectus and this Issue Prospectus, this Issue Prospectus shall prevail.

The directors of the Issuer and of the Guarantor collectively and individually accept full responsibility for the accuracy of the information contained in this Issue Prospectus and in the Programme Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in either document misleading in any material respect.

No person has been authorized to give any information or to make any representation not contained in or not consistent with this Issue Prospectus or the Programme Prospectus. Neither the Underwriting Bank nor the Placing Banks have independently verified the information contained in this Issue Prospectus or the Programme Prospectus and none of them accept any responsibility for its accuracy or completeness.

Neither this Issue Prospectus, the Programme Prospectus, nor any other information supplied in connection with the Notes should be considered as a recommendation by the Issuer, the Guarantor, the Underwriting Bank or the Placing Banks that anyone should invest in any of the Notes. Each investor contemplating investing in or holding any of the Notes should make its own independent analysis of the Notes and of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and the Guarantor so as to evaluate the merits and risks of any investment in or the holding of or dealing in the Notes.

The delivery of this Issue Prospectus does not at any time imply that the information contained in it and in the Programme Prospectus is correct at any time subsequent to the date of this Issue Prospectus.

Authorizations

The issue of the Notes was authorised and approved by written resolutions of the Board of Directors of the Issuer dated 30 September 2003. The giving of the Guarantee was authorised and approved by resolutions of the Board of Directors of the Guarantor dated 30 September 2003.

Use of Proceeds

The proceeds of issue of the Notes will be on-lent by the Issuer to be used for the general corporate purposes of the Guarantor and its subsidiaries.

Taxation

You are advised to read the section headed "Taxation of Notes" in the Programme Prospectus which contains a summary of certain taxation provisions under Hong Kong law. You are also advised that no Hong Kong stamp duty will be payable on the issue or subsequent transfer of any of the Notes. The provisions in the section headed "Taxation of Notes" in the Programme Prospectus are accurate as at the date of this Issue Prospectus.

Display Documents

During the Offer Period and for so long as any Notes remain outstanding, copies of the following documents will be available for inspection (requests for photocopies will be subject to a reasonable fee) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the office of the Principal Paying Agent, as specified at the end of this Issue Prospectus:

(1) the Memorandum and Articles of Association of the Guarantor and of the Issuer, and the Companies Law (Chapter 22 of the Laws of the Cayman Islands);

(2) this Issue Prospectus and the Programme Prospectus (including with effect from the date thereof any supplement or addendum);

(3) Placing Bank Agreement (including Market Making Arrangements);

(4) Trust Deed (including the Guarantee);

(5) Paying Agency Agreement;

(6) the Term Sheet and the Form of Global Note in respect of the Notes (final versions will only be available as of the Issue Date. Until such date, drafts in the agreed form will be displayed. The final versions will be the same as the drafts in agreed form in all respects except that the final versions will contain certain information, missing from the agreed drafts, which can only be ascertained as of the Issue Date.);

(7) Consent letter with respect to the Programme Prospectus of Deloitte Touche Tohmatsu; and

(8) Copy of each Notice given in respect of the Notes pursuant to the Programme.

The documents referred to in (4) to (7) above are more particularly described in the Programme Prospectus.

Information relating to the Issuer and the Guarantor

The Issuer and the Guarantor will keep the Noteholders informed as soon as reasonably practicable of any information relating to the Issuer or the Guarantor which is necessary to avoid the establishment of a false market in the Notes and/or which might reasonably be expected significantly to affect the ability of the Issuer or the Guarantor to meet its commitments under the Notes. Such information will be given by notice to Noteholders in the ways as set out under the section headed "Summary of the Notes — Notices" in this Issue Prospectus.

As a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("**SEHK**"), the Guarantor is required to fulfil periodic and/or continuous disclosure obligations under the listing rules of the SEHK. Up-to-date information and/or any major development of the Guarantor including filings requested by the SEHK may be viewed from *www.hkex.com.hk.*

Reference to the above website is intended as a guide as to where further public information may be obtained free of charge. Information appearing on such website is not a part of this Issue Prospectus and does not form part of the offer documentation. The Issuer and the Guarantor accept no responsibility whatsoever that such information if available is accurate and/or up-to-date and no responsibility is accepted in relation to any such information by any person responsible for this Issue Prospectus.

No Material Adverse Change

There has been no material adverse change (financial or otherwise) in the general affairs of the Issuer or of the Guarantor since the time of the issue of the Programme Prospectus that is material in the context of the Programme or the issue and guarantee of the Notes hereunder.

Trustee's Mandate

Law Debenture Trust (Asia) Limited, whose registered office is at 3508, 35/F Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, has been, and has agreed to its being, appointed as Trustee pursuant to the Trust Deed dated 14 October 2003 relating to the Notes, and details of the scope of its mandate as Trustee and the conditions under which it may be replaced as such may be found in the Trust Deed, a copy of which will be available for inspection as set out in the section headed "Display Documents" above.

Applicability of Certain Statutory Provisions

No application form is being issued for the Notes. Persons who subscribe for Notes through a Placing Bank are persons who subscribe for Notes for the purposes of Section 40 of the Companies Ordinance (to the extent that Section 40 applies to this Issue Prospectus and the Programme Prospectus by virtue of Section 342E of the Companies Ordinance). Section 40 of the Companies Ordinance imposes liability on certain persons, including the directors of a company and other persons who authorise the issue of a prospectus, to pay compensation to persons who subscribe for shares or debentures of a company on the faith of the prospectus for loss or damage sustained by reason of an untrue statement in the prospectus.

This Issue Prospectus and the Programme Prospectus shall have the effect, if a subscription of Notes is made pursuant to them, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A (except section 44A(2) in respect of which the SFC has granted an exemption under section 342A(1) in respect of the Programme Prospectus) and 44B of the Companies Ordinance so far as applicable.

SFC Certificates of Exemption

Section 342(1) of the Companies Ordinance prescribes the information required to be contained in a prospectus. The Programme Prospectus and this Issue Prospectus must contain such information unless the provision of such information is either exempted or not applicable. A certificate of exemption relating to this Issue Prospectus has been issued, subject to certain conditions, by the SFC under section 342A(1) of the Companies Ordinance in respect of (i) sections 342(1)(a)(i) and 342(1)(a)(ii) of the Companies Ordinance on the grounds that the inclusion of such information would be irrelevant to prospective investors and would not impact on a prospective investor's decision to subscribe for the Notes; (ii) section 342(1)(b) of the Companies Ordinance (in relation to the requirement for this Issue Prospectus to contain a Chinese translation) on the grounds that it would be unduly burdensome for the Issuer to so provide and irrelevant to prospective investors, since a separate Chinese version of this Issue Prospectus has been prepared and will be registered and made available simultaneously with the English version of this Issue Prospectus at all distribution points; (iii) paragraphs 27 and 31 of the Third Schedule to the Companies Ordinance ("**Third Schedule**") on the grounds that it would be unduly burdensome for the Issuer to provide such information as the Issuer is a company incorporated in the Cayman Islands and is not required to prepare financial statements or auditor's report, and the inclusion of such information would be irrelevant to prospective investors and would not impact on a prospective investor's decision to subscribe for the Notes; (iv) section 342(1)(a)(iv) and (v) of the Companies Ordinance, and paragraphs 1, 2, 6, 10, 11, 21, 23, 24, 25, 26(c) and 30 of the Third Schedule, on the basis that such provisions have been satisfied by their inclusion in the Programme Prospectus; and (v) paragraphs 3 and 26(a) of the Third Schedule, on the basis that such paragraphs have been satisfied by reading together this Issue Prospectus and the Programme Prospectus.

In addition, pursuant to Sections 8(2) and 8(3) of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, compliance with respect to paragraphs 4, 5, 6 (in relation to the residential addresses of the directors of the Issuer), 12(1)(a), 12(1)(b), 13, 14, 15, 16, 19, 22, 26(b) and 45 of the Third Schedule is exempted in relation to this Issue Prospectus.

A certificate of exemption relating to the Programme Prospectus was issued, subject to certain conditions, by the SFC under section 342A(1) of the Companies Ordinance in respect of (i) sections 44A(2), 342(1)(a)(i), 342(1)(a)(ii) and 342(1)(b) of, and paragraphs 27 and 31 of the Third Schedule to, the Companies Ordinance on the grounds that compliance with such paragraphs would be either irrelevant or unduly burdensome; and (ii) paragraphs 3 and 26(a) of the Third Schedule on the basis that such paragraphs would be satisfied by reading together the Programme Prospectus with this Issue Prospectus.

Therefore, in the context of the offering of the Notes to the public in Hong Kong, this Issue Prospectus and the Programme Prospectus together satisfy (subject to the exemptions granted by the SFC as aforesaid) the requirements of the Companies Ordinance for such offers. Moreover, such documents together contain sufficient particulars and information to enable a reasonable person to form, as a result thereof, a valid and justifiable opinion of the Notes and the financial condition and profitability of the Issuer and Guarantor.

Parties involved in the Offering of the Notes

Issuer:	Cheung Kong Bond Finance Limited, c/o Cheung Kong (Holdings) Limited, 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Guarantor:	Cheung Kong (Holdings) Limited, 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
Underwriting Bank:	The Hongkong and Shanghai Banking Corporation Limited, Level 16, HSBC Main Building, 1 Queen's Road Central, Hong Kong
Principal Paying Agent:	The Hongkong and Shanghai Banking Corporation Limited, 36th Floor, Sun Hung Kai Centre, 30 Harbour Road, Wan Chai, Hong Kong
Trustee:	Law Debenture Trust (Asia) Limited, 3508, 35/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong
Legal advisers to the Issuer as to Cayman Islands Law:	Maples and Calder Asia, 1504, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Legal advisers to the Underwriting Bank as to Hong Kong Law:	Linklaters, 10th Floor, Alexandra House, 16-20 Chater Road, Hong Kong